


Eagle
Materials

2011 ANNUAL REPORT AND FORM 10-K

LETTER TO OUR SHAREHOLDERS

It is no secret that we are operating in the most challenging construction market in a lifetime. Every day we read headlines about home price declines, a bloating home foreclosure pipeline, high unemployment rates, a depressed construction industry and 30-year low demand-levels for building materials and construction products.

We are reminded of the famous words of Thomas Paine who said "these are the times that try men's souls". Paine was referring to the fight for American Independence, but in many ways these words are no less applicable when describing the current state of the US construction market.

Adversity always creates opportunities. Our job is to find the right opportunities for Eagle and our shareholders. Our priorities are clear.

Flawless Execution

- An accident free workplace
- Perfectly consistent quality
- 100% customer satisfaction

Strategic Discipline

- Maintain and extend our lowest cost producer position
- Make exceptionally high-returning investment decisions
- Pursue closely-related new growth platforms beyond construction products that leverage our expertise in process engineering and execution

Paine went on to add in his essay "I see no real cause for fear -- I know our situation well and can see a way out of it." We also know our situation well and are proud to let you know that Eagle's competitive advantage continues to grow. To illustrate, if we look at the last five years culminating with our March 31 fiscal year, there is no company in the cement and/or gypsum wallboard industry that we track, domestic or international, big or small, that exceeds Eagle's return on equity. And we were profitable each year -- also something very few in the industry can claim.

These results reflect a disciplined investment strategy and unparalleled execution; and together these have made Eagle the undisputed low cost producer. Being the lowest cost producer in a commodity industry provides significant flexibility. It is the only way to be profitable in down-cycles like we have experienced, and it will be the best way to thrive in the up-cycle ahead.

Moreover, these results are attributable to the talent, hard work, ingenuity and personal leadership of a special team known as Eagle employees. We hold their achievement in greatest esteem.

We remain somewhat cautious over the near-term on the construction outlook. As they say, the first step toward recovery is through understanding that there is a problem. The media and Washington are finally acknowledging the direct relationship between jobs and construction activity. Construction has always led America out of recessions and into meaningful recovery and we believe it will be no different this cycle.

We are focusing on growth in cement, aggregates and close natural adjacencies where our engineering and operational expertise can be applied to advantage. We are finding opportunities in these areas and we are aggressively pursuing those meeting our criteria for sound investment. In the future we anticipate Eagle will have a greater level of participation in heavy construction sectors to complement to our growing position in construction products. This will further extend our strength and resilience as well as create additional platforms for growth.

We look forward to updating you on our progress.

Larry Hirsch



Chairman
Eagle Materials Inc.

Steve Rowley



President and CEO
Eagle Materials Inc.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended
March 31, 2011

Commission File No. 1-12984

EAGLE MATERIALS INC.
(Exact name of registrant as specified in its charter)

Delaware
(State of Incorporation)

75-2520779
(I.R.S. Employer Identification No.)

3811 Turtle Creek Blvd, Suite 1100, Dallas, Texas 75219
(Address of principal executive offices)

(214) 432-2000
(Registrant's telephone number)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock (par value $.01 per share)	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES [x] NO [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES [ ] NO [x]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES [x] NO [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES [x] NO [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

[x] Large accelerated filer | [ ] Accelerated filer
[ ] Non-accelerated filer (Do not check if a smaller reporting company) | [ ] Smaller reporting company

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES [ ] NO [x]

The aggregate market value of the voting stock held by nonaffiliates of the Company at September 30, 2010 (the last business day of the registrants' most recently completed second fiscal quarter) was approximately $998.1 million.

As of May 23, 2011, the number of outstanding shares of common stock was:

Class	Outstanding Shares
Common Stock, $.01 Par Value	44,491,938

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the Annual Meeting of Stockholders of Eagle Materials Inc. to be held on August 4, 2011 are incorporated by reference in Part III of this Report.

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

OVERVIEW

Eagle Materials Inc. (the "Company" or "EXP" which may be referred to as "we", "our" or "us") was founded in 1963 as a building materials subsidiary of Centex Corporation ("Centex"), and we operated as a public company under the name Centex Construction Products, Inc. from April 1994 to January 30, 2004, at which time Centex completed a tax free distribution of its shares in EXP to its shareholders (the "Spin-off"). Since the date of the Spin-off, we have no longer been affiliated with Centex. Our primary businesses are the manufacture and distribution of gypsum wallboard and the manufacture and sale of cement. Gypsum wallboard is distributed throughout the U.S. with particular emphasis in the geographic markets nearest to our production facilities. We sell cement in four regional markets, including northern Nevada and California, the greater Chicago area, the Rocky Mountain region and Texas. Our gypsum wallboard business is supported by our recycled paperboard business, while our cement business is supported by our concrete and aggregates business. At March 31, 2011, we operated four cement plants (six kilns, one of which belongs to our joint venture company), four gypsum wallboard plants (five board lines), one recycled paperboard plant, nine concrete batching plants and two aggregates facilities. We have one gypsum wallboard plant, with one board line, which was temporarily idled beginning in December 2009, due to low demand.

Our products are commodities that are essential in the construction and renovation of houses, roads, bridges, commercial and industrial buildings and other, newer generation structures like wind farms. Demand for these products is generally cyclical and seasonal, depending on economic and geographic conditions. Our operations are geographically diverse, which subject us to the economic conditions in each such geographic market as well as the national construction market. General economic downturns or localized downturns in the regions where we have operations could have a material adverse effect on our business, financial condition and results of operations. Our gypsum wallboard and paperboard operations are more national in scope and shipments are made throughout the continental U.S., except for the northeast, and therefore are more impacted by national downturns. The markets of our cement companies are more regional due to the low value-to-weight ratio of cement, which generally limits shipments to a 150 mile radius of the plants by truck and up to 300 miles by rail. Concrete and aggregates are primarily local businesses that serve the areas immediately surrounding Austin, Texas and north of Sacramento, California. Cement, concrete and aggregates demand may fluctuate more widely than gypsum wallboard because local and regional markets and economies may be more sensitive to changes than the national market, as well as increased seasonal impact due to adverse weather.

While each of our segments has been impacted by the economic downturn, the impact has been different for each segment. Cement consumption in the United States remained relatively flat at 77.6 million short tons in calendar 2010 as compared to 77.8 million short tons in calendar 2009, with imports also remaining flat at 10% of total sales in calendar 2010, which is consistent with calendar 2009.

Gypsum wallboard has been negatively impacted by the decrease in new home starts throughout the United States, as well as the decline in commercial construction. Utilization of our gypsum wallboard manufacturing facilities was approximately 50% during fiscal year 2011, which also adversely impacted our recycled paperboard business. Recycled paperboard division earnings declined due to the decrease in sales of higher margin gypsum paper, coupled with the increase in the cost of recycled fiber and fiber freight. While we expect the residential housing market to improve slightly in fiscal 2012, we do not expect this improvement to materially increase industry utilization.

Our goal, through relentless and disciplined continuous improvement, is to be the lowest cost producer in each of the markets in which we compete. As such, we will continue to focus on reducing costs and improving our operations, recognizing that being the lowest cost producer is a key to our success. We will also continue to focus on expansion through acquisition or expansion of existing facilities that provide an appropriate return on investment and increased profitability for our shareholders.

INDUSTRY SEGMENT INFORMATION

While our businesses are separated into four segments, these four segments are generally related to two businesses, and are therefore discussed as follows: Cement and Concrete and Aggregates, and Gypsum Wallboard and Recycled Paperboard. A description of these business segments can be found on pages 2-12.

We conduct one of our four cement plant operations through a joint venture, Texas Lehigh Cement Company LP, which is located in Buda, Texas. We own a 50% interest in the joint venture and account for our interest using the equity method of accounting. However, for segment reporting purposes, we proportionately consolidate our 50% share of the cement joint venture's revenues and operating earnings, which is consistent with the way management organizes the segments within the Company for making operating decisions and assessing performance. Revenues from external customers, operating earnings, identifiable assets, depreciation, depletion and amortization, and capital expenditures by segment are presented in Note (F) of the Notes to the Consolidated Financial Statements on pages 48-51.

CEMENT, CONCRETE AND AGGREGATES OPERATIONS

Company Operations

Cement. Our cement production facilities are located in or near Buda, Texas; LaSalle, Illinois; Laramie, Wyoming; and Fernley, Nevada. The LaSalle, Illinois, Laramie, Wyoming and Fernley, Nevada facilities are wholly-owned. The Buda, Texas plant is owned by Texas Lehigh Cement Company LP, a limited partnership joint venture owned 50% by us and 50% by Lehigh Cement Company LLC, a subsidiary of Heidelberg Cement AG. Our LaSalle, Illinois plant operates under the name of Illinois Cement Company; the Laramie, Wyoming plant operates under the name of Mountain Cement Company and the Fernley, Nevada plant operates under the name of Nevada Cement Company. During fiscal 2011, we withdrew our expansion permit and no longer plan to expand the Nevada cement plant.

Cement is the basic binding agent for concrete, a primary construction material. Our modern cement plants utilize dry process technology and at present approximately 85% of our clinker capacity is from preheater or preheater/pre-calciner kilns. The following table sets forth certain information regarding these plants:

Location	Rated Annual Clinker Capacity (M short tons)[1]	Manufacturing Process	Number of Kilns	Kiln Dedication Date	Estimated Minimum Limestone Reserves (Years)
Buda, TX[2]	1,300	Dry – 4 Stage Preheater/ Pre-calciner	1	1983	50+[5]
LaSalle, IL	1,000	Dry – 5 Stage Preheater/ Pre-calciner	1	2006	33[5]
Laramie, WY	650	Dry – 2 Stage Preheater	1	1988	50+ [6]
		Dry – Long Dry Kiln	1	1996	
Fernley, NV	505	Dry – Long Dry Kiln	1	1964	50+[6]
		Dry – 1 Stage Preheater	1	1969	
Total–Gross[3]	3,455				
Total–Net[3][4]	2,805				

[1] One short ton equals 2,000 pounds.
[2] The amount shown represents 100% of plant capacity and production. This plant is owned by a separate limited partnership in which the Company has a 50% interest.
[3] Generally, a plant's cement grinding production capacity is greater than its clinker production capacity.
[4] Net of partner's 50% interest in the Buda, Texas plant.
[5] Owned reserves.
[6] Includes both owned and leased reserves.

Our net cement production, including our 50% share of the cement Joint Venture production, totaled 2.3 million tons in fiscal 2011 and 2.4 million tons in fiscal 2010. Total net cement sales, including our 50% share of cement sales from the Joint Venture, were 2.5 million tons in both fiscal 2011and fiscal 2010. The Joint Venture also owns a minority interest in an import terminal in Houston, Texas and can purchase up to 495,000 short tons annually from the cement terminal.

Concrete and Aggregates. Readymix concrete is a versatile, low-cost building material used in almost all construction. The production of readymix concrete involves the mixing of cement, sand, gravel, or crushed stone and water to form concrete, which is then sold and distributed to numerous construction contractors. Concrete is produced in batch plants and transported to the customer's job site in mixer trucks.

The construction aggregates business consists of the mining, extraction, production and sale of crushed stone, sand, gravel and lightweight aggregates such as expanded clays and shales. Construction aggregates of suitable characteristics are employed in virtually all types of construction, including the production of readymix concrete and asphaltic mixes used in highway construction and maintenance.

We produce and distribute readymix concrete from company-owned sites north of Sacramento, California and in Austin, Texas. The following table sets forth certain information regarding these operations:

Location	Number of Plants	Number of Trucks
Northern California	3	42
Austin, Texas	6	83
Total	9	125

We conduct aggregate operations near our concrete facilities in northern California and Austin, Texas. Aggregates are obtained principally by mining and extracting from quarries owned or leased by the Company. The following table sets forth certain information regarding these operations:

Location	Types of Aggregates	Estimated Annual Production Capacity (Thousand tons)	Estimated Minimum Reserves (Years)
Northern California	Sand and Gravel	4,000	100+(1)
Austin, Texas	Limestone	3,000	50+(2)
Total		7,000	

(1) Owned reserves through various subsidiaries.
(2) Leased reserves.

Our total net aggregate sales were 2.6 million tons in fiscal 2011 and 2.3 million tons in fiscal 2010. Total aggregates production was 2.7 million tons for both fiscal 2011 and fiscal 2010. A portion of our total aggregates production is used internally by our readymix concrete operations, both in Texas and California.

Raw Materials and Fuel Supplies

Cement. The principal raw material used in the production of portland cement is calcium carbonate in the form of limestone. Limestone is obtained principally through mining and extraction operations conducted at quarries that we own or lease and are located in close proximity to our plants. We believe that the estimated recoverable limestone reserves owned or leased by us will permit each of our plants to operate at our present production capacity for at least 30 years. Other raw materials used in substantially smaller quantities than limestone are sand, clay, iron ore and gypsum. These materials are readily available and can either be obtained from Company-owned or leased reserves or purchased from outside suppliers. All of the limestone reserves are deemed to be probable under the definition provided by Industry Guide 7.

Coal and petroleum coke are the primary fuels used in our cement plants, but the plants are equipped to burn natural gas as an alternative. The cost of delivered coal and petroleum coke rose in fiscal 2011 as compared to fiscal 2010. We have not used hazardous waste-derived fuels in any of our plants. Electric power is also a major cost component in our manufacturing process and we have sought to diminish overall power costs by adopting interruptible power supply agreements at certain locations. These agreements may expose us to some production interruptions during periods of power curtailment.

Concrete and Aggregates. We supply from our manufactured cement facilities approximately 100% and 50% of the cement requirements for our Austin and northern California concrete operations, respectively. We supply approximately 16% and 86%, respectively, of our aggregates requirements for our Austin and northern California concrete operations. We obtain the balance of our cement and aggregates requirements from multiple sources in each of these areas.

We mine and extract limestone, sand and gravel, the principal raw materials used in the production of aggregates, from quarries owned or leased by us and located near our plants. The northern California quarry is estimated to contain over one billion tons of sand and gravel reserves. The Austin, Texas quarry is covered by a lease which expires in 2060. Based on its current production capacity, we estimate our northern California and Austin, Texas quarries contain over 100 years and approximately 50 years of reserves, respectively.

Sales and Distribution

Cement. The principal sources of demand for cement are infrastructure, commercial construction and residential construction, with public works contracts comprising over 50% of total demand. Cement consumption has steadily declined since its peak in 2005, with a decline of 11% during calendar 2010 from calendar 2009. This decline is due to the general economic condition of the construction economy as well as the poor condition of state and municipal budgets. Additionally, demand for cement is seasonal, particularly in northern states where inclement winter weather often affects construction activity. Cement sales are generally greater from spring through the middle of autumn than during the remainder of the year. The impact to our business of regional construction cycles may be mitigated to some degree by our geographic diversification.

The following table sets forth certain information regarding the geographic areas served by each of our cement plants and the location of our distribution terminals in each area. We have a total of 11 cement storage and distribution terminals that are strategically located to extend the sales areas of our plants.

Plant Location	Principal Geographic Areas	Distribution Terminals
Buda, Texas	Texas and western Louisiana	Corpus Christi, Texas Houston, Texas Roanoke (Ft. Worth), Texas Waco, Texas Houston Cement Company (Joint Venture), Houston, Texas
LaSalle, Illinois	Illinois and southern Wisconsin	Hartland, Wisconsin
Laramie, Wyoming	Wyoming, Utah, Colorado and western Nebraska	Salt Lake City, Utah Denver, Colorado North Platte, Nebraska
Fernley, Nevada	Northern Nevada and northern California	Sacramento, California

Cement is distributed directly to our customers mostly through customer pickups or by common carriers from plants or distribution terminals. We transport cement principally by rail to our storage and distribution terminals, and no single customer accounted for 10% or more of our cement segment sales during fiscal 2011. Sales are made on the basis of competitive prices in each market and, as is customary in the industry, we do not typically enter into long-term sales contracts.

The cement industry is extremely competitive as a result of multiple domestic suppliers and the importation of foreign cement through various terminal operations. Approximately 85% of the U.S. cement industry is owned by foreign international companies. Competition among producers and suppliers of cement is based primarily on price, with consistency of quality and service to customers being important but of lesser significance. Price competition among individual producers and suppliers of cement within a geographic area is intense because of the fungible nature of the product. Because of cement's low value-to-weight ratio, the relative cost of transporting cement on land is high and limits the geographic area in which each company can market its products profitably; therefore, the U.S. cement industry is fragmented into regional geographic areas rather than a single national selling area. No single cement company has a distribution of plants extensive enough to serve all geographic areas, so profitability is sensitive to shifts in the balance between regional supply and demand.

Cement imports into the U.S. occur primarily to supplement domestic cement production or to supply a particular region. Cement is typically imported into deep water ports or transported on the Mississippi River system near major population centers to take advantage of lower waterborne freight costs versus higher truck and rail transportation costs that U.S. based manufacturers incur to deliver into the same areas.

The Portland Cement Association estimates that imports represented approximately 8% of cement used in the U.S. during calendar 2010 as compared with approximately 10% in 2009 and 12% in 2008. Based on the normal distribution of cement into the market, we believe that approximately 5% of the total consumption will consistently be served by imported cement.

Concrete and Aggregates. Demand for readymix concrete and aggregates largely depend on local levels of construction activity. Construction activity is also subject to weather conditions, the availability of financing at reasonable rates and overall fluctuations in local economies, and therefore tends to be cyclical. We sell readymix concrete to numerous contractors and other customers in each plant's selling area. Our batch plants in Austin and northern California are strategically located to serve each selling area. Concrete is delivered from the batch plants by company-owned trucks.

We sell aggregates to building contractors and other customers engaged in a wide variety of construction activities. Aggregates are delivered from our aggregate plants by common carriers and customer pick-up. None of our customers accounted for 10% of our segment revenues during fiscal 2011. We are continuing our efforts to secure a rail link from our principal aggregates deposit north of Sacramento, California to supply extended markets in northern California.

Both the concrete and aggregates industries are highly fragmented, with numerous participants operating in each local area. Because the cost of transporting concrete and aggregates is very high relative to product values, producers of concrete and aggregates typically can profitably sell their products only in areas within 50 miles of their production facilities. Barriers to entry in each industry are low, except with respect to environmental permitting requirements for new aggregates production facilities and zoning of land to permit mining and extraction of aggregates.

Environmental Matters

Cement. Our cement operations are subject to numerous federal, state and local laws and regulations pertaining to health, safety and the environment. Some of these laws, such as the federal Clean Air Act and the federal Clean Water Act (and analogous state laws) impose environmental permitting requirements and govern the nature and amount of emissions that may be generated when conducting particular operations. Some laws, such as the federal Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") (and analogous state laws) impose obligations to clean up or remediate spills of hazardous materials into the environment. Other laws require us to reclaim certain land upon completion of extraction and mining operations in our quarries. We believe that we have obtained all the material environmental permits that are necessary to conduct our operations. We further believe that we are conducting our operations in substantial compliance with these permits. In addition, none of our manufacturing sites is listed as a CERCLA "Superfund" site.

Four environmental issues involving the cement manufacturing industry deserve special mention. The first issue involves cement kiln dust or CKD. The federal Environmental Protection Agency ("EPA") has been evaluating the regulatory status of CKD under the Resource Conservation and Recovery Act ("RCRA") for a number of years. In 1999, the EPA proposed a rule that would allow states to regulate properly-managed CKD as a non-hazardous waste under state laws and regulations governing solid waste. In contrast, CKD that was not properly managed would be treated as a hazardous waste under RCRA. In 2002, the EPA confirmed its intention to continue to exempt properly-managed CKD from the hazardous waste requirements of RCRA. The agency announced that it would collect additional data over the next three to five years to determine if the states' regulation of CKD is effective. In May 2009, the EPA indicated that it continues to consider an approach whereby it would finalize its 1999 proposal to exempt properly-managed CKD wastes and establish protective CKD management standards; however, as of May 2011 the EPA has reported that it continues to consider comments received and is uncertain when its proposal will be finalized.

Currently, substantially all CKD produced in connection with our ongoing operations is recycled, and therefore such CKD is not viewed as a waste under RCRA. However, CKD was historically collected and stored on-site at our Illinois, Nevada and Wyoming cement plants and at a former plant site in Corpus Christi, Texas, which is no longer in operation. If either the EPA or the states decide to impose management standards on this CKD at some point in the future, we could incur additional costs to comply with those requirements with respect to our historically collected CKD. CKD that comes in contact with water might produce a leachate with an alkalinity high enough to be classified as hazardous and might also leach certain hazardous trace metals therein.

A second industry environmental issue involves the historical disposal of refractory brick containing chromium. Such refractory brick was formerly used widely in the cement industry to line cement kilns. We currently do not use refractory brick containing chromium, and we crush spent refractory brick which is then used as raw feed in the kiln.

A third industry environmental issue involves the potential regulation of our emission of Greenhouse Gases ("GHGs"), including carbon dioxide. The consequences of GHG emission reduction regulations for our cement operations will likely be significant because (1) the cement manufacturing process requires the combustion of large amounts of fuel to generate very high kiln temperatures, and (2) the production of carbon dioxide is a byproduct of the calcination process, whereby carbon dioxide is removed from calcium carbonate to produce calcium oxide.

In the absence of comprehensive federal legislation regulating emissions of GHGs, the EPA has taken steps that would result in the regulation of GHGs as pollutants under the Clean Air Act. On September 22, 2009, the EPA issued a "Mandatory Reporting of Greenhouse Gases" final rule, which took effect December 29, 2009. This rule establishes a new comprehensive scheme requiring operators of stationary sources in the United States emitting more than established annual thresholds of GHGs to inventory and report their GHG emissions annually on a facility-by-facility basis. In addition, on December 15, 2009, the EPA published a final rule finding that current and projected concentrations of six key GHGs in the atmosphere threaten public health and welfare. This rule, according to EPA, will trigger construction and operating permit requirements for large stationary sources, including cement plants. In a final rule issued on May 13, 2010, known as EPA's "Tailoring Rule," any modification or expansion of our existing plants (or construction of a new plant) after January 1, 2011 that triggers New Source Review ("NSR") requirements for non-GHG emissions will also trigger NSR for GHG if our proposed GHG emissions exceed 75,000 tons per year. This would require the installation of controls on those GHG emissions. Effective July 1, 2011, any modification or expansion of our existing plants (or constructing a new plant) that results in an increase of our GHG emissions in excess of 100,000 tons per year will require NSR and the implementation of control requirements even if NSR is not triggered for any other pollutant. These limitations on emissions of GHGs from our equipment or operations could require us to incur costs to reduce such emissions and could ultimately affect our operations and our ability to obtain air permits for new or modified facilities.

Several states have also taken measures to reduce emissions of GHGs, primarily through the planned development of GHG inventories or registries or regional GHG "cap and trade" programs. Many states have also joined together to form regional initiatives, which include the Regional Greenhouse Gas Initiative in the northeast, the Western Regional Climate Action Initiative and the Midwestern Greenhouse Gas Accord.

It is not possible at this time to predict how any future legislation that may be enacted or regulations that may be adopted to address GHG emissions would impact our business. However, any imposition of raw materials or production limitations, fuel-use or carbon taxes, or emission limitations or reductions could have a significant impact on the cement manufacturing industry and a material adverse effect on us and our results of operations.

The fourth industry environmental issue is that the EPA has promulgated final regulations for certain Hazardous Air Pollutants ("HAPs") for portland cement manufacturing. For specific HAPs, the final rule requires cement plants to meet certain emission and operating standards. The new rule sets limits on mercury emissions from existing Portland cement kilns and increases the stringency of emission limits for new kilns. The rule sets emission limits for total hydrocarbons, and also sets emission limits for particulate matter as a surrogate for non-volatile metal HAPS, from cement kilns of all sizes, and reduces hydrochloric acid emissions from kilns that are large emitters. The new rule takes full effect in 2013. We do not believe we would be placed at a competitive disadvantage by such rules.

We believe that our current procedures and practices in our operations, including those for handling and managing hazardous materials, are consistent with industry standards and are in substantial compliance with applicable environmental laws and regulations. Nevertheless, because of the complexity of our operations and the environmental laws to which we are subject, there can be no assurance that past or future operations will not result in violations, remediation costs or other liabilities or claims. Moreover, we cannot predict what environmental laws will be enacted or adopted in the future or how such future environmental laws or regulations will be administered or interpreted. Compliance with more stringent environmental laws, or stricter interpretation of existing environmental laws, could necessitate significant capital outlays.

Concrete and Aggregates. The concrete and aggregates industry is subject to environmental regulations similar to those governing our cement operations. None of our concrete or aggregates operations are presently the subject of any material local, state or federal environmental proceedings or inquiries.

Capital Expenditures

Cement. We had capital expenditures related to compliance with environmental regulations applicable to our cement operations of $0.4 million during fiscal 2011 and expect to spend an additional $0.5 million during fiscal 2012.

GYPSUM WALLBOARD AND RECYCLED PAPERBOARD OPERATIONS

Company Operations

Gypsum Wallboard. We currently own five gypsum wallboard manufacturing facilities, comprising six board lines; however, we temporarily idled our gypsum manufacturing facility in Bernalillo, N.M. beginning in December 2009, due to low demand. We expect to re-open this facility when business conditions improve. There are four primary steps in the gypsum wallboard manufacturing process: (1) gypsum is mined and extracted from the ground (or, in the case of synthetic gypsum, received from a power generation company); (2) the gypsum is then calcined and converted into plaster; (3) the plaster is mixed with various other materials and water to produce a mixture known as slurry, which is extruded between two continuous sheets of recycled paperboard on a high-speed production line and allowed to harden; and (4) the sheets of gypsum wallboard are then cut to appropriate lengths, dried and bundled for sale. Gypsum wallboard is used to finish the interior walls and ceilings in residential, commercial and industrial structures.

The following table sets forth certain information regarding our plants:

Location	Annual Gypsum Wallboard Capacity (MMSF)[1]	Estimated Minimum Gypsum Rock Reserves (years)[2]
Albuquerque, New Mexico	450	50+[3][4]
Bernalillo, New Mexico[8]	525	50+[3][4]
Gypsum, Colorado	725	25[5]
Duke, Oklahoma	1,300	18[5][6]
Georgetown, South Carolina	750	57[7]
Total	3,750	

(1) Million Square Feet ("MMSF"), subject to anticipated product mix.
(2) At 100% capacity utilization.
(3) The same reserves serve both New Mexico plants.
(4) Includes mining claims and leased reserves.
(5) Includes both owned and leased reserves.
(6) We anticipate that additional reserves would be available on satisfactory terms, if required.
(7) We have a sixty year supply agreement with Santee Cooper for synthetic gypsum.
(8) This plant was temporarily idled beginning in December 2009.

Our gypsum wallboard production totaled 1,695 MMSF in fiscal 2011 and 1,732 MMSF in fiscal 2010. Total gypsum wallboard sales were 1,665 MMSF in fiscal 2011 and 1,750 MMSF in fiscal 2010. Total wallboard production as a percentage of current rated capacity was approximately 50% in both fiscal 2011 and 2010. Our operating rates were consistent with industry average capacity utilization in both fiscal 2011 and fiscal 2010.

Recycled Paperboard. Our recycled paperboard manufacturing operation, which we refer to as Republic Paperboard Company ("Republic"), was acquired in November 2000 and is located in Lawton, Oklahoma. Our paperboard operation has a highly technologically advanced paper machine designed primarily for gypsum liner production. The paper's uniform cross-directional strength and finish characteristics facilitate the efficiencies of new high-speed wallboard manufacturing lines. Although the machine was designed primarily to manufacture gypsum liner products, we are also able to manufacture alternative products, including containerboard grades (such as linerboard and medium) and lightweight packaging grades (such as bag liner). In addition, recycled industrial paperboard grades (tube/core stock and protective angle board) are produced to maximize manufacturing efficiencies.

Our paper machine allows the paperboard operation to manufacture high-strength gypsum liner that is approximately 10-15% lighter in basis weight than generally available in the U.S. The low-basis weight product utilizes less recycled fiber to produce paper that, in turn, absorbs less moisture during the gypsum wallboard manufacturing process resulting in reduced drying time and energy (natural gas) usage. The low-basis weight paper also reduces the overall finished board weight, providing wallboard operations with more competitive transportation costs for both the inbound and outbound segments.

Raw Materials and Fuel Supplies

Gypsum Wallboard. We mine and extract natural gypsum rock, the principal raw material used in the manufacture of gypsum wallboard, from mines and quarries owned, leased or subject to mining claims owned by the Company and located near our plants. We also use synthetic gypsum at our Georgetown, South Carolina plant that we obtain through a supply agreement with Santee Cooper, a South Carolina utility company. Two leases cover the New Mexico reserves; one with the Pueblo of Zia and the second with the State of New Mexico. Gypsum ore reserves at the Gypsum, Colorado plant are contained within a total of 115 placer claims encompassing 2,300 acres. Included in this are 94 unpatented mining claims where mineral rights can be developed upon completion of permitting requirements. We currently own land with over 17 million tons of gypsum in the area of Duke, Oklahoma, with an additional 2 million tons controlled through a lease agreement. All of the gypsum reserves are deemed to be probable under the definition provided by Industry Guide 7. Other gypsum deposits are located near the plant in Duke, which we believe may be obtained at reasonable cost when needed. We are currently in the fourth year of a sixty year supply agreement (original twenty year term with two twenty year extension options) with a public utility in South Carolina for our synthetic gypsum. Based on the size of the power plant, it is anticipated that the power plant will produce adequate gypsum for the foreseeable future to satisfy our operating needs. If the utility is unable to provide the agreed-upon amount of gypsum, it is responsible for providing gypsum from a third party to fulfill its obligations.

Through our modern low cost paperboard mill we manufacture sufficient quantities of paper necessary for our gypsum wallboard production. Paper is a significant cost component in the manufacture of gypsum wallboard, currently representing approximately one-third of our cost of production.

Our gypsum wallboard manufacturing operations use large quantities of natural gas and electrical power. A significant portion of the Company's natural gas requirements for our gypsum wallboard plants are currently provided by four gas producers under gas supply agreements expiring in March 2012 for Colorado and New Mexico and May 2011 for Oklahoma and South Carolina. If the agreements are not renewed, we expect to be able to obtain our gas supplies from other suppliers at competitive prices. Electrical power is supplied to our New Mexico plants at standard industrial rates by a local utility. Our Albuquerque plant utilizes an interruptible power supply agreement, which may expose it to some production interruptions during periods of power curtailment. Power for our Gypsum, Colorado facility is generated at the facility by a cogeneration power plant that we own. Currently, the cogeneration power facility supplies power and waste hot gases for drying to the gypsum wallboard plant. We do not sell any power to third parties. Gas costs represented approximately 12% of our production costs in fiscal 2011.

Recycled Paperboard. The principal raw materials are recycled paper fiber (recovered waste paper), water and specialty paper chemicals. The largest waste paper source used by the operation is old cardboard containers (known as OCC). A blend of high grades (white papers consisting of ink-free papers such as news blank and unprinted papers) is used in the gypsum liner facing paper and white top containerboard grades.

We believe that an adequate supply of OCC recycled fiber will continue to be available from sources located within a 600 mile radius of the paper mill. The majority of the recycled fiber purchased is delivered via truck, with occasional limited amounts received by rail. Prices are subject to market fluctuations based on generation of material (supply), demand and the presence of the export market. The current outlook for fiscal year 2012 is for waste paper prices to decrease slightly relative to fiscal year 2011 but to remain elevated above historic pricing. Current gypsum liner customer contracts include price escalators that partially offset/compensate for changes in raw material fiber prices.

The chemicals used in the paper making operation, including size, retention aids, dry strengths additives, biocides and bacteria controls, are readily available from several manufacturers at competitive prices. We continue to source the majority of these chemicals from a supplier with whom we have had an established business relationship since 2004.

The manufacture of recycled paperboard involves the use of large volumes of water in the production process. An agreement exists with the City of Lawton municipal services for supply of water to Republic. Electricity, natural gas and other utilities are available to us at either contracted rates or standard industrial rates in adequate supplies. These utilities are subject to standard industrial curtailment provisions.

Paperboard operations are generally large consumers of energy, primarily natural gas and electricity. During fiscal 2011, natural gas pricing was slightly decreased from fiscal year 2010 as efforts continued to source favorable NYMEX and Basis opportunities. Natural gas pricing was impacted by increased transportation costs from the transportation service company. Upward movement in natural gas pricing has a negative impact on production costs and operating earnings. The paper mill is subject to an electricity supply agreement with Public Service of Oklahoma (PSO); however, this power company has a large dependency on natural gas, which could impact our electricity rates. Oklahoma is a regulated state for electricity services and as such all rate change requests must be presented to the Oklahoma Corporation Commission for review and approval before implementation.

Sales and Distribution

Gypsum Wallboard. The principal sources of demand for gypsum wallboard are (i) residential construction, (ii) repair and remodeling, (iii) non-residential construction, and (iv) other markets such as exports and manufactured housing, which we estimate accounted for approximately 35%, 55%, 8% and 2%, respectively, of calendar 2010 industry sales. The gypsum wallboard industry remains highly cyclical; and closely follows construction industry cycles, particularly housing construction. Demand for wallboard can be seasonal and is generally greater from spring through the middle of autumn.

We sell gypsum wallboard to numerous building materials dealers, gypsum wallboard specialty distributors, lumber yards, home center chains and other customers located throughout the United States. Gypsum wallboard is sold on a delivered basis, mostly by truck. We generally utilize third-party common carriers for deliveries. Two customers with multiple shipping locations accounted for approximately 20% of our total gypsum wallboard sales during fiscal 2011. The loss of these customers could have a material adverse effect on the financial results of the gypsum wallboard segment.

Although gypsum wallboard is distributed principally in local areas, certain industry producers (including the Company) have the ability to ship gypsum wallboard by rail outside their usual regional distribution areas to regions where demand is strong. We own or lease 140 railcars for transporting gypsum wallboard. In addition, in order to facilitate distribution in certain strategic areas, we maintain a distribution center in New Mexico and two reload yards in California. Our rail distribution capabilities permit us to service customers in markets on both the east and west coasts. During fiscal 2011, less than 5% of our sales volume of gypsum wallboard was transported by rail. Equipment availability for truck shipments is expected to be in tight supply during fiscal 2012.

There are eight manufacturers of gypsum wallboard in the U.S. operating a total of approximately 60 plants. We estimate that the three largest producers - USG Corporation, National Gypsum Company and Koch Industries - account for approximately 60% of gypsum wallboard sales in the U.S. Due to the commodity nature of the product, competition is based principally on price, which is highly sensitive to changes in supply and demand. Product quality and customer service are also important to the customer.

Currently, wallboard production capacity in the United States is estimated at approximately 34 billion square feet per year. One new competitive plant is expected to be added in North Carolina during calendar year 2011. The Gypsum Association, an industry trade group, estimates that total calendar 2010 gypsum wallboard shipments by U.S. manufacturers were approximately 17.0 billion square feet, resulting in average industry capacity utilization in calendar 2010 of approximately 50%.

Recycled Paperboard. Our manufactured recycled paperboard products are sold primarily to gypsum wallboard manufacturers. During fiscal 2011, approximately 33% of the recycled paperboard sold by the paper mill was consumed by the Company's gypsum wallboard manufacturing operations, approximately 12% was sold to CertainTeed, pursuant to a paper supply contract (the "CertainTeed Agreement"), and the remainder was shipped to other gypsum liner manufacturers, bag producers, containerboard consumers and other manufacturers. The existing CertainTeed Agreement was originally entered into by Republic Paperboard and James Hardie Gypsum, Inc. in 1999; however, the James Hardie North American gypsum wallboard operations were acquired by BPB Gypsum, whose operations were then purchased during fiscal 2006 by St. Gobain. St. Gobain's North American operations conduct business under the CertainTeed trade name. The loss of CertainTeed as a customer or a termination or reduction of CertainTeed's production of gypsum wallboard, unless replaced by a commercially similar arrangement, could have a material adverse effect on the Company.

Environmental Matters

Gypsum Wallboard. The gypsum wallboard industry is subject to numerous federal, state and local laws and regulations pertaining to health, safety and the environment. Some of these laws, such as the federal Clean Air Act and the federal Clean Water Act (and analogous state laws), impose environmental permitting requirements and govern the nature and amount of emissions that may be generated when conducting particular operations. Some laws, such as CERCLA (and analogous state laws), impose obligations to clean up or remediate spills of hazardous materials into the environment. Other laws require us to reclaim certain land upon completion of extraction and mining operations in our quarries. None of our gypsum wallboard operations is the subject of any local, state or federal environmental proceedings or inquiries. We do not, and have not, used asbestos in any of our gypsum wallboard products.

The EPA recently released proposed regulations to address the storage and disposal of coal combustion products, which include fly ash and flue gas desulfurization gypsum ("synthetic gypsum"). We use synthetic gypsum in wallboard manufactured at our Georgetown, SC plant. In its release, the EPA is proposing two alternative regulations. Under one proposal, the EPA would characterize coal combustion products destined for disposal as a special waste under Subtitle C of the Resource Conservation and Recovery Act ("RCRA") (the subtitle that regulates hazardous waste). However, under this proposal, beneficial use of coal combustion products, including synthetic gypsum used in the manufacture of wallboard, would continue to be exempt from Subtitle C of RCRA under the Bevill Amendment and not warrant federal regulation. Under the other proposal, the EPA would continue to regulate coal combustion products under Subtitle D of RCRA, which regulates solid wastes that are not hazardous wastes. The EPA has emphasized that it does not wish to discourage the beneficial reuse of coal combustion products under either of its two proposals. Because the EPA's proposals must go through a public comment period before becoming final, it is not possible to accurately estimate how any final rule would impact our business or which regulation will be ultimately adopted. However, it is possible that EPA's rulemaking could affect our business, financial condition and results of operations depending on how any such regulation affects our costs or the demand for our products.

Our gypsum wallboard manufacturing process combusts a significant amount of fuel, especially natural gas, and our operations could therefore be subject to future regulation of greenhouse gas ("GHG") emissions. For a more detailed discussion of this issue, see the "Environmental Matters" section of our cement business description on pages 5-7.

Although our gypsum wallboard operations could be adversely affected by federal, regional or state climate change initiatives, at this time, it is not possible to accurately estimate how future laws or regulations addressing GHG emissions would impact our business. However, any imposition of raw materials or production limitations, fuel-use or carbon taxes or emission limitations or reductions could have a significant impact on the gypsum wallboard manufacturing industry and a material adverse effect on the financial results of our operations.

Recycled Paperboard. Prior to November 2000, our now closed Commerce City, Colorado paper mill (the "Commerce City Mill") had investigated the presence of subsurface petroleum hydrocarbons at the mill site and had retained an environmental consultant who concluded that fuel oil, jet fuel, and gasoline additives had migrated into the subsurface of the property from an adjacent property. As a result of an additional subsequent investigation by the Commerce City Mill, new environmental conditions were uncovered that appear to stem from underground storage tank use on the mill site. The Commerce City Mill and a former owner of the Commerce City Mill have entered into a participation agreement with the Division of Oil and Public Safety of the Colorado Department of Labor and Employment (the "Oil Division") to respond to those conditions that appear to stem from historic underground storage tank use. Under the participation agreement, the Commerce City mill will pay 25% (with the former owner paying 75%) of the costs associated with the investigation and remediation efforts approved by both parties. The former owner and we have each approved and submitted to the Colorado Oil Division a Corrective Action Plan (the "CAP") for the removal of the subsurface petroleum hydrocarbon at the Commerce City Mill. The CAP was approved by the Colorado Oil Division in calendar 2002. All remediation has been completed, and we have received a No Further Action Letter from the State of Colorado.

Capital Expenditures

Gypsum Wallboard and Recycled Paperboard. We had no capital expenditures related to compliance with environmental regulations applicable to our gypsum wallboard and recycled paperboard operations during fiscal 2011, and we do not expect any material capital expenditures during fiscal 2012.

EMPLOYEES

As of March 31, 2011, we had approximately 1,350 employees, of which 350 were employed under collective bargaining agreements and various supplemental agreements with local unions.

WHERE YOU CAN FIND MORE INFORMATION

We make our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to these reports available free of charge through the investor relations page of our website, located at www.eaglematerials.com as soon as reasonably practicable after they are filed with or furnished to the SEC. This reference to our website is merely intended to suggest where additional information may be obtained by investors, and the materials and other information presented on our website are not incorporated in and should not otherwise be considered part of this Report. Alternatively, you may contact our investor relations department directly at (214) 432-2000 or by writing to Eagle Materials Inc., Investor Relations, 3811 Turtle Creek Blvd., Suite 1100, Dallas, Texas 75219.

ITEM 1A. RISK FACTORS

The foregoing discussion of our business and operations should be read together with the risk factors set forth below. They describe various risks and uncertainties to which we are or may become subject, many of which are outside of our control. These risks and uncertainties, together with other factors described elsewhere in this Report, have affected, or may in the future affect, our business, operations, financial condition and results of operations in a material and adverse manner.

We are affected by the level of demand in the construction industry, which is currently experiencing a significant downturn.

Demand for our products is directly related to the level of activity in the construction industry, which includes residential, commercial and infrastructure construction. In particular, the downturn in residential construction and commercial construction has impacted, and will likely continue to adversely impact, our wallboard business. The residential construction industry is currently in the midst of a significant downturn. A similar downturn has occurred in commercial construction as well. Furthermore, activity in the infrastructure construction business is directly related to the amount of government funding available for such projects, which is very limited in light of the budget constraints being experienced by state and local governments. Any decrease in the amount of government funds available for such projects or any decrease in construction activity in general (including a continued weakness in residential construction or commercial construction) could have a material adverse effect on our business, financial condition and results of operations.

Our business is seasonal in nature, and this causes our quarterly results to vary significantly.

A majority of our business is seasonal with peak revenues and profits occurring primarily in the months of April through November when the weather in our markets is more favorable to construction activity. Quarterly results have varied significantly in the past and are likely to vary significantly from quarter to quarter in the future. Such variations could have a negative impact on the price of our common stock.

We are subject to the risk of unfavorable weather conditions during peak construction periods and other unexpected operational difficulties.

Because a majority of our business is seasonal, unfavorable weather conditions and other unexpected operational difficulties during peak construction periods could adversely affect operating income and cash flow and could have a disproportionate impact on our results of operations for the full year.

Our customers participate in cyclical industries, which are subject to industry downturns.

A majority of our revenues are from customers who are in industries and businesses that are cyclical in nature and subject to changes in general economic conditions, including the current economic recession. In addition, since our operations are in a variety of geographic markets, our businesses are subject to the economic conditions in each such geographic market. General economic downturns or localized downturns in the regions where we have operations, including the current and any future downturns in the residential or commercial construction industries, generally have an adverse effect on demand for our products. Furthermore, additions to the production capacity of industry participants, particularly in the gypsum wallboard industry, have created an imbalance between supply and demand, which could continue to adversely affect the prices at which we sell our products and adversely affect the collectability of our receivables. In general, any further downturns in the industries to which we sell our products or any further increases in capacity in the gypsum wallboard, paperboard and cement industries could have a material adverse effect on our business, financial condition and results of operations.

Our operations and our customers are subject to extensive governmental regulation, which can be costly and burdensome.

Our operations and those of our customers are subject to and affected by federal, state and local laws and regulations with respect to such matters as land usage, street and highway usage, noise level and health and safety and environmental matters. In many instances, various certificates, permits or licenses are required in order for us or our customers to conduct business or for construction and related operations. Although we believe that we are in compliance in all material respects with regulatory requirements, there can be no assurance that we will not incur material costs or liabilities in connection with regulatory requirements or that demand for our products will not be adversely affected by regulatory issues affecting our customers. In addition, future developments, such as the discovery of new facts or conditions, new or stricter laws or regulations (including without limitation, climate change legislation described below), or stricter interpretations of existing laws or regulations, may impose new liabilities on us, require additional investment by us or prevent us from opening or expanding plants or facilities, any of which could have a material adverse effect on our financial condition or results of operations.

Legislative and regulatory measures to address emissions of Greenhouse Gases ("GHG's) are in various phases of discussions or implementation at the international, national, regional and state levels. In addition, the EPA has taken steps that would result in the regulation of GHGs as pollutants under the Clean Air Act. On September 22, 2009, the EPA issued a "Mandatory Reporting of Greenhouse Gases" final rule, which took effect December 29, 2009. This rule establishes a new comprehensive scheme requiring operators of stationary sources in the United States emitting more than established annual thresholds of GHGs to inventory and report their GHG emissions annually on a facility-by-facility basis. In addition, on December 15, 2009, the EPA published a final rule finding that emissions of GHGs from automobiles endanger public health and welfare and it proposed a rule to limit GHG emissions from automobiles. This rule, according to the EPA, will trigger construction and operating permit requirements for large stationary sources, including cement plants. In a final rule issued on May 13, 2010, known as EPA's "Tailoring Rule," any modification or expansion of our existing plants (or construction of a new plant) after January 1, 2011 that triggers New Source Review ("NSR") requirements for non-GHG emissions will also trigger NSR for GHG if our proposed GHG emissions exceed 75,000 tons per year. This would require the permitting of, and evaluation of potential controls for, GHG emissions. Effective July 1, 2011, any modification or expansion of our existing plants that results in an increase of our GHG emissions in excess of 75,000 tons per year, or construction of a new plant with the potential to emit 100,000 tons per year, will require NSR permitting and the implementation "best available control technology" for GHG emissions. These limitations on emissions of GHGs from our equipment or operations could require us to incur costs to reduce such emissions and could ultimately affect our operations and our ability to obtain air permits for new or modified facilities.

The potential consequences of GHG emission reduction measures for our operations are potentially significant because (1) the cement manufacturing process requires the combustion of large amounts of fuel, (2) in our cement manufacturing process, the production of carbon dioxide is a byproduct of the calcination process, whereby carbon dioxide is removed from calcium carbonate to produce calcium oxide, and (3) our gypsum wallboard manufacturing process combusts a significant amount of fossil fuel, especially natural gas. At this time, it is not possible to accurately estimate how laws or regulations addressing GHG emissions would impact our business. Any imposition of raw materials or production limitations, fuel-use or carbon taxes, or emission limitations or reductions could have a significant impact on the cement manufacturing industry and the gypsum wallboard manufacturing industry and a material adverse effect on us and our results of operations.

On, September 9, 2010, the EPA finalized the National Emissions Standards for Hazardous Air Pollutants, or NESHAP, for Portland cement plants ("PC MACT"). The PC MACT will require a significant reduction in emissions of certain hazardous air pollutants from Portland cement kilns. The PC MACT sets limits on mercury emissions from existing Portland cement kilns and increases the stringency of emission limits for new kilns. The PC MACT also sets emission limits for total hydrocarbons, particulate matter and sulfur dioxide from cement kilns of all sizes and would reduce hydrochloric acid emissions from kilns that are large emitters. The PC MACT takes full effect in 2013, although there is an opportunity for a one-year delay under certain circumstances. This rule will materially increase capital costs and costs of production for the Company and the industry as a whole.

In 2010 the EPA released proposed regulations to address the storage and disposal of coal combustion products, which include fly ash and flue gas desulfurization gypsum ("synthetic gypsum"). We use synthetic gypsum in wallboard manufactured at our Georgetown, SC plant. In its release, the EPA is proposing two alternative regulations. Under one proposal, the EPA would characterize coal combustion products destined for disposal as a special waste under Subtitle C of the RCRA, which is the Subtitle that regulates hazardous wastes. However, under this proposal, beneficial encapsulated use of coal combustion products, including synthetic gypsum, would continue to be exempt under the Bevill Amendment and not warrant regulation. Under the other proposal, the EPA would continue to regulate coal combustion products under Subtitle D of RCRA, which regulates solid wastes that are not hazardous wastes. The EPA has emphasized that it does not wish to discourage the beneficial reuse of coal combustion products under either of its two proposals. It is not possible to accurately predict the regulations that will be ultimately adopted. However, it is possible that EPA's rulemaking could affect our business, financial condition and results of operations, depending on how any such regulation affects our costs or the demand for our products utilizing synthetic gypsum.

Our products are commodities, which are subject to significant changes in supply and demand and price fluctuations.

The products sold by us are commodities and competition among manufacturers is based largely on price. Prices are often subject to material changes in response to relatively minor fluctuations in supply and demand, general economic conditions and other market conditions beyond our control. Increases in the industry's production capacity for products such as gypsum wallboard or cement or increases in cement imports tend to create an oversupply of such products and negatively impact product prices. There can be no assurance that prices for products sold by us will not decline in the future or that such declines will not have a material adverse effect on our business, financial condition and results of operations.

Volatility and disruption of financial markets could affect access to credit.

Difficult economic conditions can cause a contraction in the availability, and increase the cost, of credit in the marketplace. This could potentially reduce the sources of liquidity for the Company and our customers.

Increases in interest rates could adversely affect demand for our products, which would have an adverse effect on our results of operations.

Our business is significantly affected by the movement of interest rates. Interest rates have a direct impact on the level of residential, commercial and infrastructure construction activity. Higher interest rates could result in decreased demand for our products, which would have a material adverse effect on our business and results of operations. In addition, increases in interest rates could result in higher interest expense related to borrowings under our credit facilities.

Our results of operations are subject to significant changes in the cost and availability of fuel, energy and other raw materials.

Major cost components in each of our businesses are the costs of fuel, energy and raw materials. Significant increases in the costs of fuel, energy or raw materials or substantial decreases in their availability could materially and adversely affect our sales and operating profits. Prices for fuel, energy or raw materials used in connection with our businesses could change significantly in a short period of time for reasons outside our control. Prices for fuel and electrical power, which are significant components of the costs associated with our gypsum wallboard and cement businesses, have fluctuated significantly in recent years and are expected to increase in the future. In the event of large or rapid increases in prices, we may not be able to pass the increases through to our customers in full, which would reduce our operating margin.

We may become subject to significant clean-up, remediation and other liabilities under applicable environmental laws.

Our operations are subject to state, federal and local environmental laws and regulations, which impose liability for cleanup or remediation of environmental pollution and hazardous waste arising from past acts. These laws and regulations also require pollution control and prevention, site restoration and operating permits and/or approvals to conduct certain of our operations. Certain of our operations may from time-to-time involve the use of substances that are classified as toxic or hazardous substances within the meaning of these laws and regulations. Additionally, any future laws or regulations addressing greenhouse gas emissions would likely have a negative impact on our business or results of operations, either through the imposition of raw material or production limitations, fuel-use or carbon taxes or emission limitations or reductions. We are unable to estimate accurately the impact on our business or results of operations of any such law or regulation at this time. Risk of environmental liability (including the incurrence of fines, penalties or other sanctions or litigation liability) is inherent in the operation of our businesses. As a result, it is possible that environmental liabilities and compliance with environmental regulations could have a material adverse effect on our operations in the future. See "Item 1. Business – Industry Segment Information – Environmental Matters" for more information on our regulatory and environmental matters.

Significant changes in the cost and availability of transportation could adversely affect our business, financial condition and results of operations.

Some of the raw materials used in our manufacturing processes, such as coal or coke, are transported to our facilities by truck or rail. In addition, the transportation costs associated with the delivery of our wallboard products are a significant portion of the variable cost of our gypsum wallboard segment. Significant increases in the cost of fuel or energy can result in material increases in the cost of transportation which could materially and adversely affect our operating profits. In addition, reductions in the availability of certain modes of transportation such as rail or trucking could limit our ability to deliver product and therefore materially and adversely affect our operating profits.

Our debt agreements contain restrictive covenants and require us to meet certain financial ratios and tests, which limit our flexibility and could give rise to a default if we are unable to remain in compliance.

Our amended and restated credit agreement and the note purchase agreements governing our senior notes contain, among other things, covenants that limit our ability to finance future operations or capital needs or to engage in other business activities, including our ability to:

- Incur additional indebtedness;
- Sell assets or make other fundamental changes;
- Engage in mergers and acquisitions;
- Pay dividends and make other restricted payments;
- Make investments, loans, advances or guarantees;
- Encumber the assets of the Company and its restricted subsidiaries;

- Enter into transactions with our affiliates.

In addition, these agreements require us to meet and maintain certain financial ratios and tests, which may require that we take action to reduce our debt or to act in a manner contrary to our business objectives. Events beyond our control, including the severity and duration of the current industry downturn and changes in general business and economic conditions, may impair our ability to comply with these covenants or meet those financial ratios and tests. A breach of any of these covenants or failure to maintain the required ratios and meet the required tests may result in an event of default under those agreements. This may allow the lenders under those agreements to declare all amounts outstanding thereunder to be immediately due and payable, terminate any commitments to extend further credit to us and pursue other remedies available to them under the applicable agreements. If this occurs, our indebtedness may be accelerated and we may not be able to refinance the accelerated indebtedness on favorable terms, or at all, or repay the accelerated indebtedness.

Our production facilities may experience unexpected equipment failures, catastrophic events and scheduled maintenance.

Interruptions in our production capabilities may cause our productivity and results of operations to decline significantly during the affected period. Our manufacturing processes are dependent upon critical pieces of equipment. Such equipment may, on occasion, be out of service as a result of unanticipated events such as fires, explosions, violent weather conditions or unexpected operational difficulties. We also have periodic scheduled shut-downs to perform maintenance on our facilities. Any significant interruption in production capability may require us to make significant capital expenditures to remedy problems or damage as well as cause us to lose revenue due to lost production time, which could have a material adverse effect on our results of operations and financial condition.

Pension assets and costs associated with employee benefit plans generally are affected by economic and market conditions.

The current economic environment could negatively impact the fair value of pension assets, which could increase future funding requirements to our pension trusts. More generally, our costs are significantly affected by expenses related to our employee benefit plans. The recognition of costs and liabilities associated with these plans for financial reporting purposes is affected by assumptions made by management and used by actuaries engaged by us to calculate the projected and accumulated benefit obligations and the annual expense recognized for these plans. Economic and market factors and conditions could affect any of these assumptions and may affect our estimated and actual employee benefit plan costs and our results of operations.

Inflation and increases in interest rates could adversely affect our business and demand for our products, which would have an adverse effect on our results of operations.

Our business is significantly affected by the movement of interest rates. Interest rates have a direct impact on the level of residential, commercial and infrastructure construction activity by impacting the cost of borrowed funds to builders. Higher interest rates could result in decreased demand for our products, which would have a material adverse effect on our business and results of operations. In addition, increases in interest rates could result in higher interest expense related to borrowings under our credit facilities. Inflation can result in higher interest rates. With inflation, the costs of capital increase, and the purchasing power of our cash resources can decline. Current or future efforts by the government to stimulate the economy may increase the risk of significant inflation and its direct and indirect adverse impact on our business and results of operations.

This report includes various forward-looking statements, which are not facts or guarantees of future performance and which are subject to significant risks and uncertainties.

This report and other materials we have filed or will file with the SEC, as well as information included in oral statements or other written statements made or to be made by us, contain or may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. You can identify these statements by the fact that they do not relate to matters of a strictly factual or historical nature and generally discuss or relate to forecasts, estimates or other expectations regarding future events. Generally, the words "believe," "expect," "intend," "estimate," "anticipate," "project," "may," "can," "could," "might," "will" and similar expressions identify forward-looking statements, including statements related to expected operating and performing results, planned transactions, plans and objectives of management, future developments or conditions in the industries in which we participate, including future prices for our products, audits and legal proceedings to which we are a party and other trends, developments and uncertainties that may affect our business in the future.

Forward-looking statements are not historical facts or guarantees of future performance but instead represent only our beliefs at the time the statements were made regarding future events, which are subject to significant risks, uncertainties, and other factors, many of which are outside of our control. Any or all of the forward-looking statements made by us may turn out to be materially inaccurate. This can occur as a result of incorrect assumptions, changes in facts and circumstances or the effects of known risks and uncertainties. Many of the risks and uncertainties mentioned in this report or other reports filed by us with the SEC, including those discussed in the risk factor section of this report, will be important in determining whether these forward-looking statements prove to be accurate. Consequently, neither our stockholders nor any other person should place undue reliance on our forward-looking statements and should recognize that actual results may differ materially from those that may be anticipated by us.

All forward-looking statements made in this report are made as of the date hereof, and the risk that actual results will differ materially from expectations expressed in this report will increase with the passage of time. We undertake no obligation, and disclaim any duty, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changes in our expectations or otherwise

ITEM 1B. UNRESOLVED STAFF COMMENTS

There are no unresolved Staff comments.

ITEM 2. PROPERTIES

We operate cement plants, quarries and related facilities at Buda, Texas; LaSalle, Illinois; Fernley, Nevada and Laramie, Wyoming. The Buda plant is owned by a partnership in which we have a 50% interest. Our principal aggregate plants and quarries are located near Austin, Texas and Marysville, California. In addition, we operate gypsum wallboard plants in Albuquerque, New Mexico; Gypsum, Colorado; Duke, Oklahoma; and in Georgetown, South Carolina. We produce recycled paperboard at Lawton, Oklahoma. None of our facilities are pledged as security for any debts. We also have a gypsum wallboard plant in Bernalillo, New Mexico that we temporarily idled beginning in December 2009. We expect to re-open this facility when business conditions improve. See "Item 1. Business" on pages 2-12 of this Report for additional information relating to the Company's properties.

ITEM 3. LEGAL PROCEEDINGS

We are a party to certain ordinary legal proceedings incidental to our business. In general, although the outcome of litigation is inherently uncertain, we believe that all of the pending litigation proceedings in which the Company or any subsidiary are currently involved are likely to be resolved without having a material adverse effect on our consolidated financial condition or operations.

As previously reported, the Internal Revenue Service (the "IRS") completed the examination of our federal income tax returns for all of the fiscal years ended March 31, 2001 through 2006. The IRS issued Exam Reports and Notices of Proposed Adjustment on November 9, 2007 for the examination of the 2001, 2002 and 2003 tax years, and on February 5, 2010 for the examination of the 2004, 2005 and 2006 fiscal years, in which it proposes to deny certain depreciation deductions claimed by us with respect to assets acquired by us from Republic Group LLC in November 2000. We paid a deposit to the IRS of approximately $45.8 million during November 2007 for the years ended March 31, 2001, 2002 and 2003, which is comprised of $27.6 million in federal income taxes, $5.7 million for penalties and $12.5 million for interest. During March 2010, we paid the IRS an additional deposit of $29.3 million for the years ended March 31, 2004, 2005 and 2006, which is comprised of $18.1 million in federal income taxes, $3.7 million for penalties and $7.5 million for interest. These deposits were made to avoid imposition of the large corporate tax underpayment interest rates. On June 29, 2010 we received a Notice of Deficiency (commonly referred to as a "90 day letter") and shortly thereafter converted the previously made deposits to tax, penalty and interest paid. On May 4, 2011 we filed a lawsuit in Federal District Court to recover the $97.9 million of taxes, penalties and interest ultimately paid. See Note (H) of the Notes to the Consolidated Financial Statements for more information.

On October 5, 2010, Region IX of the U.S. Environmental Protection Agency ("EPA") issued a Notice of Violation and Finding of Violation ("NOV") alleging violations by our subsidiary, Nevada Cement Company ("NCC"), of the Clean Air Act ("CAA"). NCC had previously responded to an EPA request for information pursuant to Section 114 of the CAA. The NOV alleges that NCC made certain physical changes to its facility in the 1990s without first obtaining permits as required by the Prevention of Significant Deterioration requirements and Title V permit requirements of the CAA. The EPA also alleges that NCC has failed to submit to EPA since 2002 certain reports as required by the National Emissions Standard for Hazardous Air Pollutants General Provisions and the Portland Cement Manufacturing Industry Standards. The NOV states that the EPA may seek penalties although it does not propose or assess any specific level of penalties or specify what relief the EPA will seek for the alleged violations. NCC believes it has substantial meritorious defenses to the allegations in the NOV. NCC met with the EPA in December 2010 to present its defenses and is working to negotiate a resolution of the NOV with the EPA. If a negotiated settlement cannot be reached, NCC intends to vigorously defend these matters in any enforcement action that may be pursued by EPA. As a part of a settlement, or should NCC fail in its defense in any enforcement action, NCC could be required to make substantial capital expenditures to modify its facility and incur increased operating costs. NCC could also be required to pay significant civil penalties. If litigation regarding this matter occurs, it could take many years to resolve the underlying issues alleged in the NOV. We are currently unable to determine the final outcome of this matter or the impact of an unfavorable determination upon our financial position or results of operations. Another of our subsidiaries, Mountain Cement Company, has also responded to a separate Section 114 information request letter from EPA under the CAA seeking information similar to the request previously received by NCC.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

STOCK PRICES AND DIVIDENDS

As of May 20, 2011, there were approximately 2,400 holders of record of our Common Stock which trades on the New York Stock Exchange under the symbol EXP.

The following table sets forth the high and low closing prices for our Common Stock as reported on the New York Stock Exchange for the periods indicated, as well as dividends declared during these periods:

	Fiscal Year Ended March 31, 2011			Fiscal Year Ended March 31, 2010		
Quarter ended:	High	Low	Dividends	High	Low	Dividends
June 30	$ 32.79	$ 26.92	$ 0.10	$ 29.00	$ 22.32	$ 0.10
September 30	$ 26.76	$ 21.79	$ 0.10	$ 29.73	$ 22.72	$ 0.10
December 31	$ 28.73	$ 22.74	$ 0.10	$ 29.75	$ 25.00	$ 0.10
March 31	$ 32.50	$ 27.44	$ 0.10	$ 26.85	$ 22.18	$ 0.10

The "Dividends" section of Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" is hereby incorporated by reference into this Part II, Item 5.

SHARE REPURCHASES

Our Board of Directors has approved the repurchase of a cumulative total of 31,610,605 shares of our Common Stock since we became publicly held in April 1994. On November 7, 2006, the Board of Directors authorized us to repurchase up to an additional 5,156,800 shares, for a total authorization, as of that date, of 6,000,000 shares, of which 717,300 remain eligible for purchase at March 31, 2011. We did not repurchase any shares during the fiscal years ended March 31, 2011, 2010 and 2009.

Share repurchases may be made from time-to-time in the open market or in privately negotiated transactions. The timing and amount of any repurchases of shares may be determined by our management, based on its evaluation of market and economic conditions and other factors. Repurchases may also be effected pursuant to plans or instructions that meet the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934.

During fiscal 2011, we reacquired shares of stock from an employee upon the exercise of stock options that were granted under our Incentive Plan. These shares were surrendered by the employee and reacquired by us to satisfy the employee's exercise price and minimum statutory tax withholding, which is required upon the exercise of stock options and the surrendered shares are shown in the following table:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet be Purchased Under the Plans or Programs
January 1 through January 31, 2011	-	$ -	-	
February 1 through February 28, 2011	-	-	-	
March 1 through March 31, 2011	38,818	32.50	-	
Quarter 4 Totals	38,818	$ 32.50	-	717,300

The equity compensation plan information set forth in Part III, Item 12 of this Form 10-K is hereby incorporated by reference into this Part II, Item 5.

PERFORMANCE GRAPH

The following performance graph and related information shall not be deemed "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, each as amended, except to the extent that the Company specifically incorporates it by reference into such filing.

The graph below compares the cumulative 5-year total return to holders of common stock with the cumulative total returns of the Russell 1000 index and the Dow Jones US Building Materials & Fixtures index. The graph assumes that the value of the investment in the Company's common stock and in each of the indexes (including the reinvestment of dividends) was $100 on March 31, 2006 and tracks it through March 31, 2011.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Eagle Materials, Inc., the Russell 1000 Index
and the Dow Jones US Building Materials & Fixtures Index



$140
$120
$100
$80
$60
$40
$20
$0
3/06
3/07
3/08
3/09
3/10
3/11

Eagle Materials, Inc. **Russell 1000** **Dow Jones US Building Materials & Fixtures**

***$100 invested on March 31, 2006 in stock or index, including reinvestment of dividends.**

	2006	2007	2008	2009	2010	2011
Eagle Materials, Inc.	100.00	71.25	57.94	40.59	45.12	52.21
Russell 1000	100.00	111.84	105.79	65.31	99.01	115.54
Dow Jones US Building Materials & Fixtures	100.00	105.38	87.93	48.72	77.40	94.94

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

ITEM 6. SELECTED FINANCIAL DATA

SUMMARY OF SELECTED FINANCIAL DATA [1]

(amounts in thousands, except per share data)

	For the Fiscal Years Ended March 31,				
	2011	2010	2009	2008	2007
Net Revenues	$ 462,180	$ 467,905	$ 598,580	$ 748,023	$ 917,854
Earnings Before Income Taxes	16,762[2]	39,297[2]	62,183	144,384	304,288
Net Earnings	14,849[3]	28,950[3]	41,764	97,768	202,664
Diluted Earnings Per Share	0.34	0.66	0.95	2.12	4.07
Cash Dividends Per Share	0.40	0.40	0.60	0.80	0.70
Total Assets	982,810	1,013,776	1,066,668	1,117,721	971,410
Total Debt	287,000	303,000	355,000	400,000	200,000
Stockholders' Equity	459,564	451,647	434,112	411,972	546,046
Book Value Per Share At Year End	$ 10.34	$ 10.30	$ 9.96	$ 9.49	$ 11.40
Average Diluted Shares Outstanding	44,251	44,038	43,879	46,145	49,787

(1) The Summary of Selected Financial Data should be read in conjunction with the Consolidated Financial Statements and the Notes to Consolidated Financial Statements for matters that affect the comparability of the information presented above.

(2) During fiscal 2011 and 2010, we wrote-off $10,701 and $2,458, respectively, primarily related to the write-off of deferred project costs associated with our decision not to proceed with the expansion and modernization of our Nevada Cement (2011) and Mountain Cement (2010) facilities. Excluding these write-offs, our Earnings Before Income Taxes would have been $27,463 and $31,498 in fiscal 2011 and 2010, respectively.

(3) Excluding the impact of the write-offs discussed in note 2 above, Net Earnings would have been $19,746 and $23,214 in 2011 and 2010, respectively. These amounts were calculated using the effective tax rates of 28.1% in fiscal 2011 and 26.3% in fiscal 2010.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

EXECUTIVE SUMMARY

Eagle Materials Inc. is a diversified producer of basic building materials and construction products used in residential, industrial, commercial and infrastructure construction. We operate in four business segments: cement, gypsum wallboard, recycled paperboard, and concrete and aggregates, with Cement and Gypsum Wallboard being our principal lines of business. These operations are conducted in the U.S. and include the mining of limestone and the manufacture, production, distribution and sale of Portland cement (a basic construction material which is the essential binding ingredient in concrete), the mining of gypsum and the manufacture and sale of gypsum wallboard, the manufacture and sale of recycled paperboard to the gypsum wallboard industry and other paperboard converters, the sale of readymix concrete and the mining and sale of aggregates (crushed stone, sand and gravel). These products are used primarily in commercial and residential construction, public construction projects and projects to build, expand and repair roads and highways. Certain information for each of Concrete and Aggregates is broken out separately in the segment discussions.

We conduct one of our cement operations through a joint venture, Texas Lehigh Cement Company LP, which is located in Buda, Texas (the "Joint Venture"). We own a 50% interest in the joint venture and accounts for its interest under the equity method of accounting. However, for purposes of the Cement segment information presented, we proportionately consolidate our 50% share of the Joint Venture's revenues and operating earnings, which is the way management organizes the segments within the Company for making operating decisions and assessing performance. See Note (F) of the Notes to the Consolidated Financial Statements for additional segment information.

RESULTS OF OPERATIONS

Fiscal Year 2011 Compared to Fiscal Year 2010

	For the Years Ended March 31, 2011	2010	Change
	(in thousands, except per share)		
Revenues [(1)]	$ 579,355	$ 574,932	1%
Operating Costs [(1)]	(519,545)	(498,902)	4%
Other Operating Income, net	840	3,161	(73%)
Operating Earnings	60,650	79,191	(23%)
Corporate General and Administrative	(16,667)	(15,886)	5%
Other Corporate Expenses	(10,701)	(2,548)	320%
Interest Expense, net	(16,520)	(21,460)	(23%)
Earnings Before Income Taxes	16,762	39,297	(57%)
Income Taxes	(1,913)	(10,347)	(82%)
Net Earnings	$ 14,849	$ 28,950	(49%)
Diluted Earnings per Share	$ 0.34	$ 0.66	(48%)

(1) Includes intersegment revenues and our proportionate share of our Joint Venture. See Footnote (F) to the Consolidated Financial Statements for more information.

Revenues. Consolidated revenues for fiscal 2011 increased slightly from fiscal 2010. The increase was due primarily to increased revenues for our paperboard business, which resulted primarily from higher average sales prices. Increases in the paperboard sales revenues were slightly offset by decreases in cement, wallboard and concrete and aggregates, whose revenues declined primarily due to lower average sales prices. The decline in average sales prices from our cement and wallboard segments was due primarily to the continued depressed levels of demand in the residential and commercial sectors, which has been adversely impacted by the decline in the overall economic environment in the United States.

Operating Costs. Operating costs increased during fiscal 2011, as compared to 2010, principally due to increased sales volume for our cement business and increased raw material costs for our paperboard business. The increased raw material costs for our paperboard business related primarily to increased fiber and fiber freight costs, offset slightly by decreased natural gas costs.

Other Operating Income, net. Other income consists of a variety of items that are non-segment operating in nature and includes non-inventoried aggregates income, gypsum wallboard distribution center income, asset sales and other miscellaneous income and cost items. Other income declined in fiscal 2011 as compared to fiscal 2010, as we realized a gain on the sale of land of approximately $2.5 million during fiscal 2010.

Operating Earnings. Operating earnings declined during fiscal 2011, as compared to fiscal 2010, primarily due to the increase in operating expenses and reduction in other income. The increase in operating expenses was offset partially by the increase in net revenues.

Corporate General and Administrative. Corporate general and administrative expenses for fiscal 2011 increased to $16.7 million from $15.9 million in fiscal 2010. The increase in corporate general and administrative expense in fiscal 2011, as compared to fiscal 2010, was primarily the result of increased long-term incentive compensation and benefits costs, primarily related to stock compensation and profit sharing.

Other Non-Operating Expense. During fiscal 2011, we determined that we would not move forward with the planned expansion of Nevada Cement Company. This decision was based on the economic impact of new environmental regulations combined with the challenging market conditions in northern Nevada and Northern California. As a result of this decision, we wrote-off approximately $8.9 million during fiscal 2011. The remaining expense consists of the write-down of unused aggregate equipment at our Texas operation and other miscellaneous write-downs. In the prior year, the $2.5 million included in this account related to costs written-off after we decided not to proceed with the modernization of our Mountain Cement facility.

Interest Expense, Net. Net interest expense of $16.5 million for fiscal 2011 decreased from the $21.5 million incurred in fiscal 2010. The decrease in net interest expense is related to decreased borrowings during the period, primarily in connection with early repayment of $15 million of private placement debt in April, and lower average borrowings throughout the year on our line of credit. Interest expense was also favorably impacted due to an interest credit of approximately $2.0 million due to our ability to participate in several state tax amnesty programs with respect to our unrecognized tax benefit.

Income Taxes. The effective tax rate declined to 11.4% for fiscal 2011 from 26.3% during fiscal 2010. The reduction in the tax rate is due primarily to the application of the deposits to payments and the filing of amended state returns; we were able to deduct certain items paid for state and federal taxes during the year, which provided a tax benefit of approximately $2.8 million during fiscal 2011. See Footnote (G) of the Consolidated Financial Statements for more information.

Net Earnings and Diluted Earnings per Share. Fiscal 2011 net earnings of $14.8 million decreased 49% from net earnings of $29.0 million in fiscal 2010. Diluted earnings per share in fiscal 2011 of $0.34 were 48% lower than the $0.66 for fiscal 2010.

The following table highlights certain operating information related to our four business segments:

	For the Years Ended March 31, 2011	2010	Percentage Change
	(in thousands, except net sales prices)		
Revenues [1]			
Cement [2]	$ 225,784	$ 228,475	(1%)
Gypsum Wallboard	204,560	210,671	(3%)
Recycled Paperboard	104,775	90,164	16%
Concrete and Aggregates	44,236	45,622	(3%)
Gross Revenues	$ 579,355	$ 574,932	1%
Sales Volume			
Cement (M Tons) [2]	2,541	2,467	3%
Gypsum Wallboard (MMSF)	1,665	1,750	(5%)
Recycled Paperboard (M Tons)	216	215	-
Concrete (M Yards)	475	461	3%
Aggregates (M Tons)	2,564	2,318	11%
Average Net Sales Prices [3]			
Cement [2]	$ 80.83	$ 85.59	(6%)
Gypsum Wallboard	91.79	92.10	-
Recycled Paperboard	483.03	417.28	16%
Concrete	62.77	67.23	(7%)
Aggregates	5.61	6.29	(11%)
Operating Earnings			
Cement [2]	$ 45,688	$ 58,007	(21%)
Gypsum Wallboard	1,242	1,383	(10%)
Recycled Paperboard	12,086	14,805	(18%)
Concrete and Aggregates	794	1,835	(57%)
Other Operating Income, net	840	3,161	(73%)
Operating Earnings	$ 60,650	$ 79,191	(23%)

(1) Gross revenue, before freight and delivery costs.
(2) Includes proportionate share of our Joint Venture.
(3) Net of freight and delivery costs.

Cement Operations. Revenues declined slightly in fiscal 2011 as compared to fiscal 2010. The decline in sales revenues is due primarily to reduced average sales prices, offset slightly by increased sales volumes during fiscal 2011 as compared to fiscal 2010. The decline in average sales prices during fiscal 2011 as compared to fiscal 2010 was consistent across all markets, except the Texas market where average sales prices were relatively stable, and were primarily due to continued weakness in demand in our markets. The decline in revenues and average sales prices was the primary reason operating earnings declined by 21% in fiscal 2011, as compared to fiscal 2010. Operating costs remained relatively flat during fiscal 2011, as compared to fiscal 2010, with increases in fuel costs being offset by decreases in power costs.

Gypsum Wallboard Operations. Sales revenues declined 3% during fiscal 2011 as compared to fiscal 2010, primarily due to the reduction in sales volumes, as average net sales prices remained relatively flat. The decline in sales volumes is primarily due to weak residential construction and the decline in commercial construction. Sharp declines in demand have reduced the consumption of gypsum wallboard by more than 50% since its peak in calendar 2005. Operating earnings, despite declining 10% in fiscal 2011 as compared to fiscal 2010, were relatively flat in terms of the dollar amount of operating earnings. The decline in operating earnings was due primarily to reduced sales volume, primarily in the fourth quarter of fiscal 2011 as compared to the fourth quarter of fiscal 2010.

Recycled Paperboard Operations. The increase in net revenue during fiscal 2011 as compared to fiscal 2010 is due primarily to the increase in average net sales price. The increase in the average net sales price per ton during 2011 as compared to the similar periods in 2010 is primarily due to the price escalators in our long-term sales agreement. Despite the increase in net revenues, operating earnings decreased 18% for fiscal 2011 as compared to fiscal 2010, primarily due to decreases in the percentage of higher margin gypsum paper sales and increases in the cost of recycled fiber, our primary raw material. The decline in the sales of gypsum paper is due primarily to the overall decline in the gypsum wallboard market. During fiscal 2011, sales of gypsum paper declined to 47% of total paperboard sales from 51% during fiscal 2010 and the cost of recycled fiber increased 64% from $114 per ton to $188 per ton as OCC remained elevated throughout the fiscal year.

Concrete and Aggregates Operations. Concrete and aggregate revenues declined slightly in fiscal 2011 as compared to 2010. The decrease was due primarily to lower average net sales prices, offset slightly by increased sales volumes. Sales volumes increased 3% and 11% for concrete and aggregates in fiscal 2011 as compared to fiscal 2010, respectively. The increase in volume of aggregates sold was primarily due to increased sales in the Texas market, which generally have a lower average sales price than the northern California market. The decline in revenue and average net sales price also had an adverse impact on operating earnings during fiscal 2011, as did the change in sales mix to a higher percentage of base material.

GENERAL OUTLOOK

Calendar 2010 was a very difficult year economically in the United States, particularly in the building materials and construction products businesses. Commercial and residential construction activity remains at cyclic low levels and infrastructure spending has been less than anticipated. Although we anticipate the administration will continue to address the current economic crises during calendar 2011, there can be no assurance as to the actual impact that these actions will have on our business, financial condition or results of operations. Many of the states that comprise our markets are experiencing budget deficits, and have reduced infrastructure spending in response to these shortfalls. We do not expect a significant increase in government spending for infrastructure in calendar 2011.

Cement demand in all U.S. regions continues to be impacted by reduced residential housing construction, continued weakness of the commercial construction market and expanded state government budget deficits, which are expected to limit cement consumption during calendar 2011. Cement consumption in the U.S. declined during calendar year 2010, as compared to calendar year 2009. Imported cement comprised approximately 8% of the total cement consumption during calendar year 2010, which was slightly less than calendar year 2009. We anticipate cement consumption for calendar 2011 to be flat with cement consumption during calendar 2010.

We anticipate concrete and aggregate sales prices and sales volumes will remain at historically low levels as demand for residential and infrastructure projects in both of our markets is expected to remain soft.

The U.S. wallboard industry continues to be adversely impacted by the current downturn in the residential and commercial construction markets, which has resulted in the industry operating at a utilization rate of approximately 50%. Low capacity utilization continues to negatively impact gypsum wallboard pricing. We do not anticipate wallboard consumption to improve significantly during remainder of calendar 2011.

In response to the continued uncertainty of gypsum wallboard paper demand, our recycled paperboard segment continues to exercise sales opportunities in several other markets to enable our paper operation to maximize its operating earnings. Fiber prices remain elevated, significantly impacting the cost of manufacturing and product margins. Natural gas costs are expected to remain relatively constant during fiscal year 2012. Electricity costs are expected to increase in fiscal 2012.

Fiscal Year 2010 Compared to Fiscal Year 2009

	For the Years Ended March 31,		
	2010	2009	Change
	(in thousands, except per share)		
Revenues [1]	$ 574,932	$ 751,326	(23%)
Operating Costs [1]	(498,902)	(646,924)	(23%)
Other Operating Income, net	3,161	3,602	(12%)
Operating Earnings	79,191	108,004	(27%)
Corporate General and Administrative	(15,886)	(16,901)	(6%)
Other Corporate Expenses	(2,548)	-	-
Interest Expense, net	(21,460)	(28,920)	(26%)
Earnings Before Income Taxes	39,297	62,183	(37%)
Income Taxes	(10,347)	(20,419)	(49%)
Net Earnings	$ 28,950	$ 41,764	(31%)
Diluted Earnings per Share	$ 0.66	$ 0.95	(31%)

(1) Includes intersegment revenues and our proportionate share of our Joint Venture. See Footnote (F) to the Consolidated Financial Statements for more information.

Revenues. Consolidated revenues for fiscal 2010 decreased 23% from fiscal 2009. The decrease is primarily due to lower sales volumes and average sales prices in all four of our operating segments. The decline in sales volumes and average sales prices was due primarily to the continued depressed levels of demand in the residential and commercial sectors, which continued to be adversely impacted by the decline in the overall economic environment in the United States.

Operating Costs. Operating costs decreased during fiscal 2010, as compared to 2009, principally due to lower production in our gypsum wallboard and cement divisions. Additionally, certain operating costs declined, both in total as well as on a per unit basis, namely fiber and electricity in our recycled paperboard division, natural gas in our recycled paperboard and gypsum wallboard divisions, and transportation in our gypsum wallboard division.

Other Operating Income, net. Included in net revenues are other income, which consists of a variety of items that are non-segment operating in nature and includes non-inventoried aggregates income, gypsum wallboard distribution center income, asset sales and other miscellaneous income and cost items. Other income, net totaled $3.2 million for fiscal 2010 as compared to $3.6 million for fiscal 2009. The majority of our other income during fiscal 2010 relates to the gain on the sale of land of approximately $2.5 million, while other income during fiscal 2009 is due primarily to the $2.6 million gain on sale of railcars, both by our gypsum wallboard division.

Operating Earnings. Operating profit declined by 27% during fiscal 2010, as compared to fiscal 2009, primarily due to lower net revenues, as described above. The decline in net revenues was offset partially by the reduction in operating expenses.

Corporate General and Administrative. Corporate general and administrative expenses for fiscal 2010 declined to $15.9 million from $16.9 million in fiscal 2009. The decrease in corporate general and administrative expense in fiscal 2010, as compared to fiscal 2009, was primarily the result of decreased incentive compensation and benefits costs due to lower operating earnings, decreased stock compensation expense and improved overhead efficiency. The decrease in stock compensation expense is due to the expensing of stock options granted in August 2008 over a seven month period ended March 31, 2009.

Other Non-Operating Expense. Due to improved operational efficiencies and reduced costs at our Mountain Cement facility, we withdrew our permit application with the Wyoming Department of Environmental Quality in September 2009. As a result of withdrawing our permit, we expensed deferred costs of approximately $2.5 million related to the planned expansion.

Interest Expense, Net. Net interest expense of $21.5 million for fiscal 2010 decreased from the $28.9 million incurred in fiscal 2009. The decrease in net interest expense is related to decreased borrowings during the period, primarily in connection with early repayment of $100 million of private placement debt in February 2009, and lower rates on both our previous and New Credit Facility and unrecognized tax benefit throughout the year.

Income Taxes. The effective tax rate declined to 26.3% for fiscal 2010 from an effective tax rate of 32.8% during fiscal 2009. The decline is due primarily to the larger impact of percentage depletion and lower state income taxes on lower earnings during fiscal 2010 as compared to fiscal 2009.

Net Earnings and Diluted Earnings per Share. Fiscal 2010 net earnings of $29.0 million decreased 31% from net earnings of $41.8 million in fiscal 2009. Diluted earnings per share in fiscal 2010 of $0.66 were 31% lower than the $0.95 for fiscal 2009.

The following table highlights certain operating information related to our four business segments:

	For the Years Ended March 31, 2010	2009	Percentage Change
	(in thousands, except net sales prices)		
Revenues [1]			
Cement [2]	$ 228,475	$ 289,436	(21%)
Gypsum Wallboard	210,671	279,306	(25%)
Recycled Paperboard	90,164	116,337	(22%)
Concrete and Aggregates	45,622	66,247	(31%)
Gross Revenues	$ 574,932	$ 751,326	(23%)
Sales Volume			
Cement (M Tons) [2]	2,467	2,825	(13%)
Gypsum Wallboard (MMSF)	1,750	2,102	(17%)
Recycled Paperboard (M Tons)	215	232	(7%)
Concrete (M Yards)	461	611	(25%)
Aggregates (M Tons)	2,318	3,281	(29%)
Average Net Sales Prices [3]			
Cement [2]	$ 85.59	$ 96.03	(11%)
Gypsum Wallboard	92.10	99.17	(7%)
Recycled Paperboard	417.28	492.27	(15%)
Concrete	67.23	73.14	(8%)
Aggregates	6.29	6.57	(4%)
Operating Earnings			
Cement [2]	$ 58,007	$ 82,036	(29%)
Gypsum Wallboard	1,383	1,190	16%
Recycled Paperboard	14,805	16,581	(11%)
Concrete and Aggregates	1,835	4,595	(60%)
Other Operating Income, net	3,161	3,602	(12%)
Operating Earnings	$ 79,191	$ 108,004	(27%)

(1) Gross revenue, before freight and delivery costs.
(2) Includes proportionate share of our Joint Venture.
(3) Net of freight and delivery costs.

Cement Operations. The decrease in revenues during fiscal 2010, as compared to fiscal 2009, is due primarily to the 13% decline in sales volume. The decline in demand adversely impacted average sales prices in all of our markets, resulting in a decline of 11% in average net sales price during fiscal 2010, as compared to fiscal 2009. The decline in average sales price and sales volume was most severe in our Texas and Mountain markets, which were more significantly impacted by the decline in oil well activity during fiscal 2010. The decline in revenues and sales volumes was the primary reason operating earnings declined by 29% in fiscal 2010, as compared to fiscal 2009. Operating costs remained relatively flat during fiscal 2010, as compared to fiscal 2009, with slight decreases in the cost of fuel and power and a slight increase in other purchased raw materials. Purchased cement costs also decreased; however, the percentage of purchased cement sold decreased to 2% of total cement sold in fiscal 2010 from 16% of total cement sold in fiscal 2009, with almost all of the purchased cement being sold by our joint venture.

Gypsum Wallboard Operations. Lower sales volumes and lower net sales prices during fiscal 2010 caused sales revenues to decline by 25% as compared to fiscal 2009. The decline in sales volume and average sales prices is primarily due to lower residential construction and the decline in commercial construction. Despite the decrease in revenue during fiscal 2010, operating earnings increased by 16% in fiscal 2010 as compared to fiscal 2009. This increase is primarily due to operating earnings of $3.4 million during the first quarter of fiscal 2010 as compared to an operating loss of $5.3 million during the first quarter of fiscal 2009. The loss in the first quarter of fiscal 2009 was due primarily to lower net sales prices, as well as increased operating expenses, namely natural gas, power and paper. Average net sales price increased for the remainder of fiscal 2009, in response to increased operating costs, before beginning to decline in the first quarter of fiscal 2010. Over the latter half of fiscal 2010, lower net sales prices and lower volumes resulted in lower operating earnings as compared to fiscal 2009.

Recycled Paperboard Operations. The decline in net revenue during fiscal 2010 as compared to fiscal 2009 is due primarily to the decline in sales volume and average sales price. The decline in the sales volume is due primarily to the decline in the gypsum wallboard market. During fiscal 2010, sales of gypsum paper declined to 51% of total paperboard sales from 62% during fiscal 2009. In addition to adversely impacting revenues, the decline in the volume of gypsum paper sold during fiscal 2010 adversely impacted the average net sales price, which declined 15% in fiscal 2010 as compared to fiscal 2009. Operating earnings decreased 11% in fiscal 2010 as compared to fiscal 2009, primarily due to the decline in revenues, as well as a change in the sales mix. The change in the sales mix resulted in less high-margin gypsum paper being sold in fiscal 2010 than in fiscal 2009, with more tons sold of lower margin containerboard and other paper. The impact of the decline in sales volume and average net sales price on operating earnings in fiscal 2010 was partially offset by lower operating expenses, namely fiber, electricity and natural gas.

Concrete and Aggregates Operations. A decline in sales volume was the primary reason revenue declined 31% during fiscal 2010, as compared to fiscal 2009. The decline in revenue also had an adverse impact on the average net sales prices of both concrete and aggregates, which declined 8% and 4%, respectively, in fiscal 2010 as compared to fiscal 2009. The decrease in revenues negatively impacted operating earnings during fiscal 2010, as did the decline in average net sales prices.

CRITICAL ACCOUNTING POLICIES

Certain of our critical accounting policies require the use of judgment in their application or require estimates of inherently uncertain matters. Although our accounting policies are in compliance with generally accepted accounting principles, a change in the facts and circumstances of the underlying transactions could significantly change the application of the accounting policies and the resulting financial statement impact. Listed below are those policies that we believe are critical and require the use of complex judgment in their application.

Impairment of Long-Lived Assets. We assess our long-lived assets, including mining and related assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. These evaluations for impairment are significantly impacted by estimates of revenues, costs and expenses, and in the case of our mining assets, changes in the costs and availability of extraction of our mineral assets and other factors. If these assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Goodwill. Goodwill is subject to an annual assessment at least annually for impairment by applying a fair-value-based test. We have elected to test for goodwill impairment in the first quarter of each calendar year. The goodwill impairment test is a two-step process, which requires management to make judgments in determining what assumptions to use in the calculation. The first step of the process consists of estimating the fair value of each reporting unit based on a discounted cash flow model using revenues and profit forecasts and comparing those estimated fair values with the carrying value; a second step is performed, if necessary, to compute the amount of the impairment by determining an "implied fair value" of goodwill. Similar to the review for impairment of other long-lived assets, evaluations for impairment are significantly impacted by estimates of future prices for our products, capital needs, economic trends and other factors.

Environmental Liabilities. Our operations are subject to state, federal and local environmental laws and regulations, which impose liability for clean up or remediation of environmental pollution and hazardous waste arising from past acts and require pollution control and prevention, site restoration and operating permits and/or approvals to conduct certain of its operations. We record environmental accruals when it is probable that a reasonably estimable liability has been incurred. Environmental remediation accruals are based on internal studies and estimates, including shared financial liability with third parties. Environmental expenditures that extend the life, increase the capacity, improve the safety or efficiency of assets or mitigate or prevent future environmental contamination may be capitalized. Other environmental costs are expensed when incurred.

Estimation of Reserves and Valuation Allowances. We evaluate the collectability of accounts receivable based on a combination of factors. In circumstances when we are aware of a specific customer's inability to meet its financial obligation to the Company, the balance in the reserve for doubtful accounts is evaluated, and if it is determined to be deficient, a specific amount will be added to the reserve. For all other customers, the reserve for doubtful accounts is determined by the length of time the receivables are past due or the customer's financial condition.

Income Taxes. In determining net income for financial statement purposes, we must make certain estimates and judgments in the calculation of tax provisions and the resultant tax liabilities, and in the recoverability of deferred tax assets that arise from temporary differences between the tax and financial statement recognition of revenue and expense.

In the ordinary course of business, there may be many transactions and calculations where the ultimate tax outcome is uncertain. The calculation of tax liabilities involves dealing with uncertainties in the application of complex tax laws. We recognize potential liabilities for anticipated tax audit issues in both the U.S. and state tax jurisdictions based on an estimate of the ultimate resolution of whether, and the extent to which, additional taxes will be due. Although we believe the estimates are reasonable, no assurance can be given that the final outcome of these matters will not be different than what is reflected in the historical income tax provisions and accruals.

As part of our process for preparing financial statements, we must assess the likelihood that our deferred tax assets can be recovered. If recovery is not likely, the provision for taxes must be increased by recording a reserve in the form of a valuation allowance for the deferred tax assets that are estimated not to be ultimately recoverable. In this process, certain relevant criteria are evaluated including the existence of deferred tax liabilities that can be used to absorb deferred tax assets, the taxable income in prior years that can be used to absorb net operating losses and credit carrybacks, and taxable income in future years. Our judgment regarding future taxable income may change due to market conditions, changes in U.S. tax laws and other factors. These changes, if any, may require material adjustments to the deferred tax assets and an accompanying reduction or increase in net income in the period when such determinations are made.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow.

The following table provides a summary of our cash flows:

	For the Fiscal Years Ended March 31,	
	2011	2010
	(dollars in thousands)	
Net Cash Provided by Operating Activities:	$ 44,083	$ 64,566
Investing Activities:		
Proceeds from Sale of Assets	600	-
Capital Expenditures and Other Investing Activities, net	(17,224)	(13,779)
Net Cash Used in Investing Activities	(16,624)	(13,779)
Financing Activities:		
Excess Tax Benefits – Share Based Payments	1,784	761
Increase (Decrease) in Bank Credit Facility	(1,000)	(52,000)
Repayment of Senior Notes	(15,000)	-
Dividends Paid	(17,634)	(17,471)
Proceeds from Stock Option Exercises	4,849	1,541
Net Cash Used in Financing Activities	(27,001)	(67,169)
Net Increase (Decrease) in Cash	$ 458	$ (16,382)

Cash flows from operating activities declined by $20.4 million during fiscal 2011 from fiscal 2010. This decrease was largely attributable to decreased net earnings, which declined by approximately $14.1 million, and decreases in cash flows from changes in operating assets and liabilities. Decreases in cash flow from changes in operating assets and liabilities in fiscal 2011 are due primarily to an increase in income taxes receivable related to tax deductions from payments made to the IRS, as described below, offset by decreases in accounts receivable due to the repayment of notes receivable during the fiscal year.

In June 2010, we received a Notice of Deficiency ("Notice") (commonly referred to as a "90 Day Letter") of $71.5 million of taxes and penalties for the fiscal years ended March 31, 2001 through 2006, inclusive, related to an IRS audit of the Republic Asset Acquisition. The Notice was in substantial agreement with our financial accruals including interest. The total amount related to the Notice, including interest, was approximately $98.7 million, of which $75 million had previously been deposited with the IRS. We deposited the remaining $23.7 million with the IRS in July 2010 and asked the IRS to apply all $98.7 million of deposits to the payment of the tax, penalties and interest. Subsequent review of the IRS interest billing produced a refund of $0.8 million reducing the net outlay to $97.9 million. Refund claims were filed with the IRS in October 2010 to recover all $97.9 million, plus interest, and we have filed a lawsuit in Federal District Court to recover the requested refunds. See Notes (G) and (H) of the Notes to the Consolidated Financial Statements.

Net cash used in investing activities was fairly consistent in fiscal 2011 and fiscal 2010, and consisted primarily of maintenance capital expenditures.

Net cash used in financing activities decreased to $27.0 million during fiscal 2011, as compared to $67.2 million during fiscal 2010. This decline is primarily due to our repaying approximately $36.0 million more in debt during fiscal 2010 than during fiscal 2011, as well as generating approximately $3.0 million more in stock option proceeds in fiscal 2011. Our debt-to-capitalization ratio and net-debt-to-capitalization ratio improved to 38.4% and 38.3%, respectively, at March 31, 2011 as compared to 40.2% and 40.0%, respectively, at March 31, 2010.

Working capital at March 31, 2011, was $104.3 million compared to $89.4 million at March 31, 2010, primarily due to increased inventory balances and a receivable from the IRS, offset slightly by a decrease in accounts and notes receivable. We do not have any material contractual obligations related to long-term capital projects at March 31, 2011. We were in compliance at March 31, 2011 with all the terms and covenants of our credit agreements.

Debt Financing Activities.

On December 16, 2010, we amended our existing credit facility, modifying certain financial and other covenants and extending the maturity date to 2015. The principal balance of the existing facility was repaid and replaced with a new $300.0 million credit facility ("the "New Credit Facility"). The New Credit Facility expires on December 16, 2015. Borrowings under the New Credit Facility are guaranteed by all major operating subsidiaries of the Company. At the option of the Company, outstanding principal amounts on the New Credit Facility bear interest at a variable rate equal to (i) LIBOR, plus an agreed margin (ranging from 100 to 225 basis points), which is to be established quarterly based upon the Company's ratio of consolidated EBITDA, which is defined as earnings before interest, taxes, depreciation and amortization, to its consolidated indebtedness, or (ii) an alternative base rate which is the higher of (a) the prime rate or (b) the federal funds rate plus ½%, per annum plus an agreed margin (ranging from 0 to 125 basis points). Interest payments are payable monthly or at the end of the LIBOR advance periods, which can be up to a period of six months at the option of the Company. The New Credit Facility contains customary covenants that restrict our ability to incur additional debt, encumber our assets, sell assets, make or enter into certain investments, loans or guaranties and enter into sale and leaseback arrangements. The New Credit Facility also requires us to maintain a consolidated funded indebtedness ratio (consolidated indebtedness to consolidated earnings before interest, taxes, depreciation, amortization and other non-cash deductions) of 3.5 or less and an interest coverage ratio (consolidated earnings before interest, taxes, depreciation, amortization and other non-cash deductions to interest expense) of at least 2.5. The New Credit Facility also limits our ability to make certain restricted payments, such as paying cash dividends; however, there are several exceptions to this restriction, including: (i) the Company may pay cash dividends in an aggregate amount of up to $50.0 million each fiscal year; and (ii) the Company may make restricted payments not otherwise permitted so long as no default would result therefrom and our consolidated funded indebtedness ratio does not exceed 3.0. We have $2.0 million of borrowings outstanding under the New Credit Facility at March 31, 2011, and currently have $288.8 million of borrowings available under the New Credit Facility at March 31, 2011.

We entered into a Note Purchase Agreement on November 15, 2005 (the "2005 Note Purchase Agreement") related to our sale of $200 million of senior, unsecured notes, designated as Series 2005A Senior Notes (the "Series 2005A Senior Notes") in a private placement transaction. The Series 2005A Senior Notes, which are guaranteed by substantially all of our subsidiaries, were sold at par and issued in three tranches on November 15, 2005. Since entering into the 2005 Note Purchase Agreement, we have repurchased $22 million in principal of the Series 2005A Senior Notes. Following these repurchases, the amounts outstanding for each of the three tranches are as follows:

	Principal	Maturity Date	Interest Rate
Tranche A	$ 38.6 million	November 15, 2012	5.25%
Tranche B	$ 77.2 million	November 15, 2015	5.38%
Tranche C	$ 62.2 million	November 15, 2017	5.48%

Interest for each tranche of Notes is payable semi-annually on May 15 and November 15 of each year until all principal is paid for the respective tranche.

We entered into an additional Note Purchase Agreement on October 2, 2007 (the "2007 Note Purchase Agreement") related to our sale of $200 million of senior, unsecured notes, designated as Series 2007A Senior Notes (the "Series 2007A Senior Notes") in a private placement transaction. The Series 2007A Senior Notes, which are guaranteed by substantially all of our subsidiaries, were sold at par and issued in four tranches on October 2, 2007. Since entering into the 2007 Note Purchase Agreement, we have repurchased $93 million in principal of the Series 2007A Senior Notes. Following the repurchase, the amounts outstanding for each of the four tranches are as follows:

	Principal	Maturity Date	Interest Rate
Tranche A	$ 9.5 million	October 2, 2014	6.08%
Tranche B	$ 11.0 million	October 2, 2016	6.27%
Tranche C	$ 50.0 million	October 2, 2017	6.36%
Tranche D	$ 36.5 million	October 2, 2019	6.48%

Interest for each tranche of Notes is payable semi-annually on April 2 and October 2 of each year until all principal is paid for the respective tranche.

Our obligations under the 2005 Note Purchase Agreement and the 2007 Note Purchase Agreement (collectively referred to as the "Note Purchase Agreements") and the Series 2005A Senior Notes and the Series 2007A Senior Notes (collectively referred to as "the Senior Notes") are equal in right of payment with all other senior, unsecured debt of the Company, including our debt under the New Credit Facility. The Note Purchase Agreements contain customary restrictive covenants, including covenants that place limits on our ability to encumber our assets, to incur additional debt, to sell assets, or to merge or consolidate with third parties, as well as certain cross covenants with the New Credit Facility.

Other than the New Credit Facility, we have no other source of committed external financing in place. In the event the New Credit Facility was terminated, no assurance can be given as to our ability to secure a new source of financing. Consequently, if a balance was outstanding on the New Credit Facility at the time of termination, and an alternative source of financing cannot be secured, it would have a material adverse impact on us. None of our debt is rated by the rating agencies.

We do not have any off balance sheet debt except for operating leases. Also, we have no outstanding debt guarantees. We have available under the New Credit Facility a $50 million Letter of Credit Facility. At March 31, 2011, we had $9.2 million of letters of credit outstanding that renew annually. We are contingently liable for performance under $10.0 million in performance bonds relating primarily to our mining operations.

We believe that our cash flow from operations and available borrowings under our New Credit Facility should be sufficient to meet our currently anticipated operating needs, capital expenditures and dividend and debt service requirements for at least the next twelve months. However, our future liquidity and capital requirements may vary depending on a number of factors, including market conditions in the construction industry, our ability to maintain compliance with covenants in our New Credit Facility, the level of competition and general and economic factors beyond our control. We cannot predict what effect these factors will have on our future liquidity. For additional information on factors impacting our liquidity and capital resources, please refer to Part I, Item 1A, "Risk Factors" above.

Cash Used for Share Repurchases and Stock Repurchase Program.

See table under Item 5. "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities" on page 19 for additional information.

On November 7, 2006, we announced that our Board of Directors authorized the repurchase of an additional 5,156,800 shares of common stock, raising our repurchase authorization to approximately 6,000,000 shares, of which 717,300 remained available at March 31, 2011. Share repurchases may be made from time-to-time in the open market or in privately negotiated transactions. The timing and amount of any repurchases of shares will be determined by the Company's management, based on its evaluation of market and economic conditions and other factors. Repurchases may also be effected pursuant to plans or instructions that meet the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934. We did not repurchase any shares during the fiscal years ended March 31, 2011, 2010 and 2009.

Dividends.

Dividends paid in fiscal years 2011 and 2010 were $17.7 million and $17.5 million, respectively. Each quarterly dividend payment is subject to review and approval by our Board of Directors, and we will continue to evaluate our dividend payment amount on an ongoing basis.

Capital Expenditures.

The following table compares capital expenditures:

	For the Fiscal Years Ended March 31,	
	2011	2010
	(dollars in thousands)	
Land and Quarries	$ 612	$ 6,067
Plants	12,641	5,105
Buildings, Machinery and Equipment	3,971	2,607
Total Capital Expenditures	$ 17,224	$ 13,779

Historically, we have financed such expenditures with cash from operations and borrowings under our revolving credit facility. Capital expenditures in fiscal 2011 and fiscal 2010 were primarily related to necessary replacements and upgrading of equipment, as well as acquisitions of additional reserves. We expect capital expenditures during fiscal 2012 to be consistent with the amount spent in fiscal 2011.

Contractual and Other Obligations.

We have certain contractual obligations arising from indebtedness, operating leases and purchase obligations. Future payments due, aggregated by type of contractual obligation are set forth as follows:

	Payments Due by Period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(dollars in thousands)				
Contractual Obligations:					
Long-term Debt/Notes Payable	$ 287,000	$ -	$ 38,600	$ 88,700	$ 159,700
Operating Leases	10,255	723	1,169	1,776	6,587
Purchase Obligations	71,253	10,898	7,325	7,150	45,880
Total	$ 368,508	$ 11,621	$ 47,094	$ 97,626	$ 212,167

Purchase obligations are non-cancelable agreements to purchase coal, natural gas and synthetic gypsum, to pay royalty amounts and capital expenditure commitments. The weighted average interest rate for the long term debt/notes payable is approximately 5.8%, and interest is due semi-annually in quarters 1 and 3. Additionally, we are subject to potential tax liabilities where we potentially may owe $8.5 million to the IRS and $7.3 million to the states in the next 1 to 5 year period. See Notes (D), (G) and (H) of the Notes to the Consolidated Financial Statements for more information.

Based on our current actuarial estimates, we anticipate making contributions of approximately $0.5 million to $1.0 million to our defined benefit plans for fiscal year 2012.

Inflation and Changing Prices.

The Consumer Price Index rose approximately 1.5% in calendar 2010, 2.7% in 2009, and 0.1% in 2008. Prices of materials and services, with the exception of power, natural gas, coal, petroleum coke, and transportation freight, have remained relatively stable over the three year period. During calendar 2010, the Consumer Price Index for energy and transportation increased approximately 7.7 and 2.8%, respectively. The increases impacted our business by raising prices of energy, but the overall impact was small due to improving efficiencies. Additional inflationary increases could have an adverse impact on all of our businesses. The ability to increase sales prices to cover future increases varies with the level of activity in the construction industry, the number, size, and strength of competitors and the availability of products to supply a local market.

GENERAL OUTLOOK

See "General Outlook" within Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations on page 25.

RECENT ACCOUNTING PRONOUNCEMENTS

See Note (A) to the Notes to the Consolidated Financial Statements on pages 40-45.

FORWARD-LOOKING STATEMENTS

Certain information included in this report or in other materials we have filed or will file with the SEC, as well as information included in oral statements or other written statements made or to be made by us, contains or may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Litigation Reform Act of 1995. Forward-looking statements may be identified by the context of the statement and generally arise when we are discussing our beliefs, estimates or expectations. From time to time, forward-looking statements also are included in our other periodic reports on Forms 10-K, 10-Q and 8-K, press releases and presentations, on our web site and in other material released to the public. We specifically disclaim any duty to update any of the information set forth in this report, including any forward-looking statements. Forward-looking statements are made based on management's current expectations and beliefs concerning future events and, therefore, involve a number of risks and uncertainties. Management cautions that forward-looking statements are not guarantees, and our actual results could differ materially from those expressed or implied in the forward looking statements. See Item 1A for a more detailed discussion of specific risks and uncertainties.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks related to fluctuations in interest rates on our New Credit Facility. From time-to-time we have utilized derivative instruments, including interest rate swaps, in conjunction with our overall strategy to manage the debt outstanding that is subject to changes in interest rates. At March 31, 2011 outstanding borrowings under the New Credit Facility totaled $2.0 million. At present, we do not utilize derivative financial instruments.

We are subject to commodity risk with respect to price changes principally in coal, coke, natural gas and power. We attempt to limit our exposure to changes in commodity prices by entering into contracts or increasing use of alternative fuels.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Financial Information

Index to Financial Statements and Related Information — Page

Eagle Materials Inc. and Subsidiaries
Consolidated Statements of Earnings
(dollars in thousands, except share and per share data)

	For the Years Ended March 31,		
	2011	2010	2009
Revenues	$ 462,180	$ 467,905	$ 598,580
Cost of Goods Sold	426,603	416,032	526,604
Gross Profit	35,577	51,873	71,976
Equity in Earnings of Unconsolidated Joint Venture	24,233	24,157	32,426
Other Operating Income	840	3,161	3,602
Operating Earnings	60,650	79,191	108,004
Corporate General and Administrative Expense	(16,667)	(15,886)	(16,901)
Other Non-Operating Expense	(10,701)	(2,548)	-
Earnings before Interest and Income Taxes	33,282	60,757	91,103
Interest Expense, Net	(16,520)	(21,460)	(28,920)
Earnings before Income Taxes	16,762	39,297	62,183
Income Taxes	(1,913)	(10,347)	(20,419)
Net Earnings	$ 14,849	$ 28,950	$ 41,764
EARNINGS PER SHARE			
Basic	$ 0.34	$ 0.66	$ 0.96
Diluted	$ 0.34	$ 0.66	$ 0.95
AVERAGE SHARES OUTSTANDING			
Basic	43,891,817	43,684,942	43,486,728
Diluted	44,251,276	44,038,401	43,879,416
CASH DIVIDENDS PER SHARE	$ 0.40	$ 0.40	$ 0.60

See notes to consolidated financial statements.

Eagle Materials Inc. and Subsidiaries
Consolidated Balance Sheets
(dollars in thousands)

	March 31,	
	2011	2010
ASSETS		
Current Assets -		
Cash and Cash Equivalents	$ 1,874	$ 1,416
Accounts and Notes Receivable, net	43,855	49,721
Inventories	115,237	105,871
Income Tax Receivable	9,088	-
Prepaid and Other Assets	4,572	4,266
Total Current Assets	174,626	161,274
Property, Plant and Equipment -	1,112,058	1,100,590
Less: Accumulated Depreciation	(512,228)	(468,121)
Property, Plant and Equipment, net	599,830	632,469
Notes Receivable	5,326	10,586
Investment in Joint Venture	33,661	33,928
Goodwill and Intangible Assets	151,539	152,175
Other Assets	17,828	23,344
	$ 982,810	$ 1,013,776
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities -		
Accounts Payable	$ 30,339	$ 27,840
Accrued Liabilities	40,011	44,044
Total Current Liabilities	70,350	71,884
Long-term Debt	287,000	303,000
Other Long-term Liabilities	37,807	67,946
Deferred Income Taxes	128,089	119,299
Total Liabilities	523,246	562,129
Stockholders' Equity –		
Preferred Stock, Par Value $0.01; Authorized 5,000,000 Shares; None Issued	-	-
Common Stock, Par Value $0.01; Authorized 100,000,000 Shares; Issued and Outstanding 44,447,428 and 43,830,794 Shares, respectively.	444	438
Capital in Excess of Par Value	24,859	14,723
Accumulated Other Comprehensive Losses	(2,893)	(3,518)
Retained Earnings	437,154	440,004
Total Stockholders' Equity	459,564	451,647
	$ 982,810	$ 1,013,776

See notes to consolidated financial statements.

Eagle Materials Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(dollars in thousands)

	For the Years Ended March 31,		
	2011	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES			
Net Earnings	$ 14,849	$ 28,950	$ 41,764
Adjustments to Reconcile Net Earnings to Net Cash Provided by Operating Activities, Net of Effect of Non-Cash Activity -			
Depreciation, Depletion and Amortization	49,212	50,781	51,232
Gain on Sale of Property, Plant and Equipment	(485)	(2,510)	(2,536)
Gain on Purchase of Debt, net	-	-	(4,763)
Other Non-Operating Expense	10,701	2,548	-
Deferred Income Tax Provision	8,497	1,201	5,769
Stock Compensation Expense	3,587	2,825	9,192
Excess Tax Benefits from Share Based Payment Arrangements	(1,784)	(761)	(655)
Equity in Earnings of Unconsolidated Joint Venture	(24,233)	(24,157)	(32,426)
Distributions from Joint Venture	24,500	29,750	33,000
Changes in Operating Assets and Liabilities:			
Accounts and Notes Receivable	11,126	(7,008)	19,673
Inventories	(9,366)	1,192	(8,346)
Accounts Payable and Accrued Liabilities	(29,418)	(16,026)	(33,944)
Other Assets	(4,399)	(1,866)	(1,965)
Income Taxes Payable/Recivable	(8,704)	(353)	3,390
Net Cash Provided by Operating Activities	44,083	64,566	79,385
CASH FLOWS FROM INVESTING ACTIVITIES			
Additions to Property, Plant and Equipment	(17,224)	(13,779)	(16,078)
Proceeds from Sale of Property, Plant and Equipment	600	-	3,996
Net Cash Used in Investing Activities	(16,624)	(13,779)	(12,082)
CASH FLOWS FROM FINANCING ACTIVITIES			
Excess Tax Benefits from Share Based Payment Arrangements	1,784	761	655
Increase (Decrease) in Bank Credit Facility	(1,000)	(52,000)	55,000
Repayment of Senior Notes	(15,000)	-	(95,000)
Dividends Paid to Stockholders	(17,634)	(17,471)	(30,441)
Proceeds from Stock Option Exercises	4,849	1,541	1,321
Net Cash Used in Financing Activities	(27,001)	(67,169)	(68,465)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	458	(16,382)	(1,162)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,416	17,798	18,960
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 1,874	$ 1,416	$ 17,798

See notes to consolidated financial statements.

Eagle Materials Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity
(dollars in thousands)

	Common Stock	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Losses	Total
Balance March 31, 2008	$ 434	$ -	$ 406,621	$ (1,368)	$ 405,687
Adjustment to FIN 48 Adoption	-	-	6,285	-	6,285
Balance March 31, 2008	$ 434	$ -	$ 412,906	$ (1,368)	$ 411,972
Net Earnings	-	-	41,764	-	41,764
Stock Option Exercises	2	1,319	-	-	1,321
Tax Benefit-Stock Option Exercise	-	655	-	-	655
Dividends to Stockholders	-	-	(26,120)	-	(26,120)
Stock Compensation Expense	-	9,192	-	-	9,192
Increase in Unfunded Pension Liability	-	-	-	(4,672)	(4,672)
Balance March 31, 2009	$ 436	$ 11,166	$ 428,550	$ (6,040)	$ 434,112
Net Earnings	-	-	28,950	-	28,950
Stock Option Exercises	2	1,539	-	-	1,541
Tax Loss-Stock Option Exercise	-	(807)	-	-	(807)
Dividends to Stockholders	-	-	(17,496)	-	(17,496)
Stock Compensation Expense	-	2,825	-	-	2,825
Decrease in Unfunded Pension Liability	-	-	-	2,522	2,522
Balance March 31, 2010	$ 438	$ 14,723	$ 440,004	$ (3,518)	$ 451,647
Net Earnings	-	-	14,849	-	14,849
Stock Option Exercises and Restricted Share Vesting	6	4,843	-	-	4,849
Tax Benefit-Stock Option Exercise	-	1,706	-	-	1,706
Dividends to Stockholders	-	-	(17,699)	-	(17,699)
Stock Compensation Expense	-	3,587	-	-	3,587
Decrease in Unfunded Pension Liability	-	-	-	625	625
Balance March 31, 2011	$ 444	$ 24,859	$ 437,154	$ (2,893)	$ 459,564

See notes to consolidated financial statements.

(dollars in thousands, except per share data)

(A) Significant Accounting Policies

Basis of Presentation –

The consolidated financial statements include the accounts of Eagle Materials Inc. and its majority-owned subsidiaries ("EXP" or the "Company"), which may be referred to as "our", "we", or "us". All intercompany balances and transactions have been eliminated. EXP is a holding company whose assets consist of its investments in its subsidiaries, joint venture, intercompany balances and holdings of cash and cash equivalents. The businesses of the consolidated group are conducted through EXP's subsidiaries. The Company conducts one of its cement plant operations through a joint venture, Texas Lehigh Cement Company L.P., which is located in Buda, Texas (the "Joint Venture"). Investments in the Joint Venture and affiliated companies owned 50% or less are accounted for using the equity method of accounting. The Equity in Earnings of Unconsolidated Joint Venture has been included for the same period as our March 31 year end.

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

We evaluated all events or transactions that occurred after March 31, 2011 through the filing of these financial statements.

Reclassifications –

We have changed the presentation of our income statement to more closely reflect the format used by other registrants in our industry. This change resulted in disclosure of consolidated revenues and cost of sales instead of by segment, and has included such subtotals as Earnings before Interest and Taxes and Earnings before Taxes, which are also consistent with the presentation of those of our competitors. Additionally, certain prior period reclassifications have been made to conform to the current period presentation.

Cash and Cash Equivalents –

Cash equivalents include short-term, highly liquid investments with original maturities of three months or less and are recorded at cost, which approximates market value.

Accounts and Notes Receivable –

Accounts and notes receivable have been shown net of the allowance for doubtful accounts of $4.6 million and $3.7 million at both March 31, 2011 and 2010, respectively. We perform ongoing credit evaluations of our customers' financial condition and generally require no collateral from our customers. The allowance for non-collection of receivables is based upon analysis of economic trends in the construction industry, detailed analysis of the expected collectability of accounts receivable that are past due and the expected collectability of overall receivables. We have no significant credit risk concentration among our diversified customer base.

We had notes receivable totaling approximately $6.5 million at March 31, 2011, of which approximately $1.3 million has been classified as current and presented with accounts receivable on the balance sheet. We lend funds to certain companies in the ordinary course of business, and the notes bear interest, on average, at the prime rate plus 1.5%. Remaining unpaid amounts, plus accrued interest, mature on various dates between 2011 and 2017. The notes are collateralized by certain assets of the borrowers, namely property and equipment. We monitor the credit risk of each borrower by focusing on the timeliness of payments, review of credit history and credit metrics and interaction with the borrowers. Existing notes in the aggregate are generally payable monthly, and the current portion of notes receivable at March 31, 2011 is approximately $1.3 million. At March 31, 2011, approximately $0.6 million of our allowance for doubtful accounts is related to our notes receivable.

Inventories –

Inventories are stated at the lower of average cost (including applicable material, labor, depreciation, and plant overhead) or market. Inventories consist of the following:

	March 31,	
	2011	2010
	(dollars in thousands)	
Raw Materials and Materials-in-Progress	$ 36,497	$ 33,092
Finished Cement	11,540	11,639
Gypsum Wallboard	6,347	5,587
Aggregates	12,419	12,691
Paperboard	5,274	1,789
Repair Parts and Supplies	40,280	38,743
Fuel and Coal	2,880	2,330
	$ 115,237	$ 105,871

Property, Plant and Equipment –

Property, plant and equipment are stated at cost. Major renewals and improvements are capitalized and depreciated. Repairs and maintenance are expensed as incurred. Depreciation is provided on a straight-line basis over the estimated useful lives of depreciable assets and totaled $48.2 million, $49.7 million and $50.0 million for the years ended March 31, 2011, 2010 and 2009, respectively. Raw material deposits are depleted as such deposits are extracted for production utilizing the units-of-production method. Costs and accumulated depreciation applicable to assets retired or sold are eliminated from the accounts and any resulting gains or losses are recognized at such time. The estimated lives of the related assets are as follows:

Plants	20 to 30 years
Buildings	20 to 40 years
Machinery and Equipment	3 to 25 years

We periodically evaluate whether current events or circumstances indicate that the carrying value of our depreciable assets may not be recoverable. At March 31, 2011 and 2010, management believes no events or circumstances indicate that the carrying value may not be recoverable.

Impairment or Disposal of Long-Lived Assets –

We evaluate the recoverability of our long-lived assets and certain identifiable intangibles, such as permits and customer contracts, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets, such as plants, buildings and machinery and equipment, including mining assets, is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. Such evaluations for impairment are significantly impacted by estimates of future prices for our products, capital needs, economic trends in the construction sector and other factors. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. Assets to be disposed of by sale are reflected at the lower of their carrying amount or fair value less cost to sell.

Goodwill and Intangible Assets –

Goodwill. Goodwill is subject to at least an annual assessment for impairment by applying a fair-value-based test. We have elected to test for goodwill impairment in the first quarter of each calendar year. The goodwill impairment test is a two-step process, which requires us to make judgments in determining what assumptions to use in the calculation. The first step of the process consists of estimating the fair value of each reporting unit based on a discounted cash flow model using revenues and profit forecasts and comparing those estimated fair values with the carrying value; a second step is performed, if necessary, to compute the amount of the impairment by determining an "implied fair value" of goodwill. Similar to the review for impairment of other long-lived assets, evaluations for impairment are significantly impacted by estimates of future prices for our products, capital needs, economic trends and other factors. Given the relative weakness in gypsum wallboard pricing, coupled with the slowdown in residential housing, we expect to perform impairment tests at the end of each quarter on our gypsum wallboard assets and related goodwill during fiscal 2012, unless we determine that impairment loss is not reasonably likely to occur.

	March 31, 2011			
	Amortization Period	Cost	Accumulated Amortization	Net
		(dollars in thousands)		
Intangible Assets Subject to Amortization:				
Customer contracts	15 years	$ 1,300	$ (896)	$ 404
Permits	40 years	22,000	(3,380)	18,620
Goodwill		132,515	-	132,515
Total intangible assets and goodwill		$ 155,815	$ (4,276)	$ 151,539

	March 31, 2010			
	Amortization Period	Cost	Accumulated Amortization	Net
		(dollars in thousands)		
Intangible Assets Subject to Amortization:				
Customer contracts	15 years	$ 1,300	$ (809)	$ 491
Permits	40 years	22,000	(2,831)	19,169
Goodwill		132,515	-	132,515
Total intangible assets and goodwill		$ 155,815	$ (3,640)	$ 152,175

Amortization expense of intangibles was $0.6 million for each of the years ended March 31, 2011, 2010 and 2009.

Other Assets –

Other assets are primarily composed of loan fees and financing costs, deferred expenses, and deposits.

Income Taxes –

Income taxes are accounted for using the asset and liability method. Deferred taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, we recognize future tax benefits to the extent that such benefits are more likely than not to be realized.

Stock Repurchases –

Our Board of Directors has approved the repurchase of a cumulative total of 31,610,605 shares, of which approximately 717,300 shares remain available for repurchase at March 31, 2011. We did not repurchase any shares during the years ended March 31, 2011, 2010 and 2009.

Revenue Recognition –

Revenue from the sale of cement, gypsum wallboard, paperboard, concrete and aggregates is recognized when title and ownership are transferred upon shipment to the customer. Fees for shipping and handling are recorded as revenue, while costs incurred for shipping and handling are recorded as expenses.

We classify amounts billed to customers for freight as revenues and freight costs as cost of goods sold, respectively, in the Consolidated Statements of Earnings. Approximately $62.0 million, $59.1 million and $82.6 million were classified as cost of goods sold in the years ended March 31, 2011, 2010 and 2009, respectively.

Other operating income includes lease and rental income, asset sale income, non-inventoried aggregates sales income, distribution center income and trucking income as well as other miscellaneous revenue items and costs which have not been allocated to a business segment.

Comprehensive Income/Losses –

A summary of comprehensive income for the fiscal years ended March 31, 2011, 2010 and 2009 is presented below:

	For the Years Ended March 31,		
	2011	2010	2009
		(dollars in thousands)	
Net Earnings	$ 14,849	$ 28,950	$ 41,764
Other Comprehensive Income , net of tax:			
Pension Plan Actuarial Gain (Loss), net of tax	625	2,522	(4,672)
Comprehensive Income	$ 15,474	$ 31,472	$ 37,092

As of March 31, 2011, we have an accumulated other comprehensive loss of $2.9 million, which is net of income taxes of $1.5 million, in connection with recognizing the difference between the fair value of the pension assets and the projected benefit obligation.

Consolidated Cash Flows – Supplemental Disclosures –

Interest payments made during the years ended March 31, 2011, 2010 and 2009 were $18.1 million, $21.4 million and $26.9 million, respectively.

We made net payments of $61.9 million, $6.8 million and $12.8 million for federal and state income taxes in the years ended March 31, 2011, 2010 and 2009, respectively. Certain deposits made with the IRS in fiscal years 2010 and 2009 were converted to payments in fiscal 2011, and are shown as payments in fiscal 2011.

Statements of Consolidated Earnings – Supplemental Disclosures –

Selling, general and administrative expenses of the operating units are included in Cost of Goods Sold on the Consolidated Statements of Earnings. Corporate general and administrative ("G&A") expenses include administration, financial, legal, employee benefits and other corporate activities and are shown separately in the consolidated statements of earnings. Corporate G&A also includes stock compensation expense. See Note (I) for more information. During fiscal 2009, we repurchased $100 million of our senior debt at a discount, which was recorded net of transaction costs. The amount of the net discount was $4.4 million, which was recorded as a reduction of corporate general and administrative expenses during the fiscal year ended March 31, 2009.

Total selling, general and administrative expenses for each of the periods are summarized as follows:

	For the Years Ended March 31,		
	2011	2010	2009
	(dollars in thousands)		
Operating Units Selling, G&A	$ 26,812	$ 29,064	$ 30,493
Corporate G&A	16,667	15,886	21,304
Net Gain on Purchase of Long-term Debt	-	-	(4,403)
	$ 43,479	$ 44,950	$ 47,394

Maintenance and repair expenses are included in each segment's costs and expenses. We incurred $34.5 million, $38.9 million and $49.5 million in the years ended March 31, 2011, 2010 and 2009, respectively.

Earnings Per Share –

	For the Years Ended March 31,		
	2011	2010	2009
Weighted-Average Shares of Common Stock Outstanding	43,891,817	43,684,942	43,486,728
Common Equivalent Shares:			
Assumed Exercise of Outstanding Dilutive Options	1,186,064	1,026,667	846,935
Less Shares Repurchased from Proceeds of Assumed Exercised Options[1]	(934,328)	(745,235)	(559,663)
Restricted Stock Units	107,723	72,027	105,416
Weighted-Average Common and Common Equivalent Shares Outstanding	44,251,276	44,038,401	43,879,416

[1] Includes unearned compensation related to outstanding stock options.

There were 1,904,637, 2,738,219 and 2,865,700 stock options at an average exercise price of $44.45 per share, $39.15 per share and $38.70 per share that were excluded from the computation of diluted earnings per share for the years ended March 31, 2011, 2010 and 2009, respectively, because such inclusion would have been anti-dilutive.

Fair Value Measures

Certain assets and liabilities are required to be recorded at fair value. The estimated fair values of those assets and liabilities have been determined using market information and valuation methodologies. Changes in assumptions or estimation methods could affect the fair value estimates; however, we do not believe any such changes would have a material impact on our financial condition, results of operations or cash flows. There are three levels of inputs that may be used to measure fair value:

Level 1 – Quoted prices for identical assets and liabilities in active markets;

Level 2 – Quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data; and

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

New Accounting Standards –

We have adopted the disclosure requirements outlined in Accounting Standards Update 2010-20 as of December 2010, which requires enhanced disclosures for finance receivables and allowance for credit losses. The disclosure did not impact profit or loss upon adoption.

Adjustment to FIN 48 Adoption –

During the quarter ended September 30, 2010, we paid and applied cash deposits for the payment of federal tax, penalty and interest related to the dispute with the Internal Revenue Service ("IRS") regarding the Republic Asset Acquisition for tax years 2001 through 2006 (See Footnotes (G) and (H) for more details). The $6.3 million adjustment, presented as of March 31, 2008, reflects the tax benefit of the interest deduction allowed on amounts related to unrecognized tax benefits that was not included in the cumulative effect adjustment relating to our original adoption in fiscal 2008 of FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109", primarily codified in Accounting Standards Codification 740-10. This adjustment has not affected income or expense since the date of the adoption.

Other Non Operating Expense –

Other non-operating expense consists primarily of expenses related to our decision not to move forward with planned expansions of our Mountain Cement and Nevada Cement facilities. During February 2011, we determined that we would not move forward with the planned expansion of our Nevada Cement facility. As a result of this decision, we wrote-off approximately $8.9 million related to the planned expansion during fiscal 2011. The remaining expense consists of the write-down of unused aggregate equipment in our Texas operation and other miscellaneous write-downs. During fiscal 2010, due to improved operational efficiencies and reduced costs, we withdrew our permit application with the Wyoming Department of Environmental Quality. In connection with the withdrawal, we expensed approximately $2.5 million relating to the planned expansion.

(B) Property, Plant and Equipment

Cost by major category and accumulated depreciation are summarized as follows:

	March 31,	
	2011	2010
	(dollars in thousands)	
Land and Quarries	$ 68,185	$ 68,472
Plants	953,402	949,873
Buildings, Machinery and Equipment	85,117	78,911
Construction in Progress	5,354	3,334
	1,112,058	1,100,590
Accumulated Depreciation	(512,228)	(468,121)
	$ 599,830	$ 632,469

Included in Property, Plant and Equipment are $34.9 million and $35.8 million of mining and related assets (net of accumulated depreciation) at March 31, 2011 and 2010, respectively.

(C) Accrued Expenses

Accrued expenses at March 31, 2011 and 2010 consist of the following:

	March 31,	
	2011	2010
	(dollars in thousands)	
Payroll and Incentive Compensation	$ 7,712	$ 8,507
Benefits	7,988	8,436
Interest	7,003	7,310
Insurance	6,639	6,384
Property Taxes	4,033	3,976
Other	6,636	9,431
	$ 40,011	$ 44,044

(D) Indebtedness

Long-term debt consists of the following:

	As of	
	March 31, 2011	March 31, 2010
	(dollars in thousands)	
Bank Credit Facility	$ 2,000	$ 3,000
Senior Notes	285,000	300,000
	$ 287,000	$ 303,000

The weighted-average interest rate of Senior Notes during fiscal 2011 and 2010 was 5.8% and 5.7%, respectively. The weighted average interest rate of Senior Notes was 5.8% and 5.7% at March 31, 2011 and 2010, respectively.

The weighted-average interest rate of bank debt borrowings during fiscal 2011, 2010 and 2009 was 1.7%, 1.6% and 2.4%, respectively. The interest rate on the bank debt was 2.3% and 1.5% at March 31, 2011 and 2010, respectively.

Our maturities of long-term debt during the next five fiscal years are as follows:

Fiscal Year	Amount
2012	$ -
2013	38,600
2014	-
2015	9,500
2016	79,200
Thereafter	159,700
Total	$ 287,000

Senior Notes -

We entered into a Note Purchase Agreement on November 15, 2005 (the "2005 Note Purchase Agreement") related to our sale of $200 million of senior, unsecured notes, designated as Series 2005A Senior Notes (the "Series 2005A Senior Notes") in a private placement transaction. The Series 2005A Senior Notes, which are guaranteed by substantially all of our subsidiaries, were sold at par and issued in three tranches on November 15, 2005. Since entering the 2005 Note Purchase Agreement, we have repurchased $22 million in principal of the Series 2005A Senior Notes. Following these repurchases, the amounts outstanding for each of the three tranches are as follows:

	Principal	Maturity Date	Interest Rate
Tranche A	$ 38.6 million	November 15, 2012	5.25%
Tranche B	$ 77.2 million	November 15, 2015	5.38%
Tranche C	$ 62.2 million	November 15, 2017	5.48%

Interest for each tranche of Notes is payable semi-annually on the 15th day of May and the 15th day of November of each year until all principal is paid for the respective tranche.

We entered into an additional Note Purchase Agreement on October 2, 2007 (the "2007 Note Purchase Agreement") related to our sale of $200 million of senior, unsecured notes, designated as Series 2007A Senior Notes (the "Series 2007A Senior Notes") in a private placement transaction. The Series 2007A Senior Notes, which are guaranteed by substantially all of our subsidiaries, were sold at par and issued in four tranches on October 2, 2007. Since entering into the 2007 Note Purchase Agreement, we have repurchased $93 million in principal of the Series 2007A Senior Notes. Following the repurchase, the amounts outstanding for each of the four tranches are as follows:

Principal	Maturity Date	Interest Rate

Tranche A	$ 9.5 million	October 2, 2014	6.08%
Tranche B	$ 11.0 million	October 2, 2016	6.27%
Tranche C	$ 50.0 million	October 2, 2017	6.36%
Tranche D	$ 36.5 million	October 2, 2019	6.48%

Interest for each tranche of Notes is payable semi-annually on the second day of April and the second day of October of each year until all principal is paid for the respective tranche.

Our obligations under the 2005 Note Purchase Agreement and the 2007 Note Purchase Agreement (collectively referred to as the "Note Purchase Agreements") and the Series 2005A Senior Notes and the Series 2007A Senior Notes (collectively referred to as "the Senior Notes") are equal in right of payment with all other senior, unsecured debt of the Company, including our debt under the New Credit Facility. The Note Purchase Agreements contain customary restrictive covenants, including covenants that place limits on our ability to encumber our assets, to incur additional debt, to sell assets, or to merge or consolidate with third parties, as well as certain cross covenants with the New Credit Facility. We were in compliance with all financial ratios and tests at March 31, 2011 and throughout the fiscal year.

Pursuant to a Subsidiary Guaranty Agreement, substantially all of our subsidiaries have guaranteed the punctual payment of all principal, interest, and Make-Whole Amounts (as defined in the Note Purchase Agreements) on the Senior Notes and the other payment and performance obligations of the Company contained in the Senior Notes and in the Note Purchase Agreements. We are permitted, at our option and without penalty, to prepay from time to time at least 10% of the original aggregate principal amount of the Senior Notes at 100% of the principal amount to be prepaid, together with interest accrued on such amount to be prepaid to the date of payment, plus a Make-Whole Amount. The Make-Whole Amount is computed by discounting the remaining scheduled payments of interest and principal of the Senior Notes being prepaid at a discount rate equal to the sum of 50 basis points and the yield to maturity of U.S. treasury securities having a maturity equal to the remaining average life of the Senior Notes being prepaid.

Bank Debt -

On December 16, 2010, we amended our existing credit facility, modifying certain financial and other covenants and extending the maturity date to 2015. The principal balance of the existing facility was repaid and replaced with a new $300.0 million credit agreement ("the "New Credit Facility"). The New Credit Facility expires on December 16, 2015. Borrowings under the New Credit Facility are guaranteed by all major operating subsidiaries of the Company. At the option of the Company, outstanding principal amounts on the New Credit Facility bear interest at a variable rate equal to (i) LIBOR, plus an agreed margin (ranging from 100 to 225 basis points), which is to be established quarterly based upon the Company's ratio of consolidated EBITDA, which is defined as earnings before interest, taxes, depreciation and amortization, to its consolidated indebtedness, or (ii) an alternative base rate which is the higher of (a) the prime rate or (b) the federal funds rate plus ½%, per annum plus an agreed margin (ranging from 0 to 125 basis points). Interest payments are payable monthly or at the end of the LIBOR advance periods, which can be up to a period of six months at the option of the Company. The New Credit Facility contains customary covenants that restrict our ability to incur additional debt, encumber our assets, sell assets, make or enter into certain investments, loans or guaranties and enter into sale and leaseback arrangements. The New Credit Facility also requires us to maintain a consolidated funded indebtedness ratio (consolidated indebtedness to consolidated earnings before interest, taxes, depreciation, amortization and other non-cash deductions) of 3.5 or less and an interest coverage ratio (consolidated earnings before interest, taxes, depreciation, amortization and other non-cash deductions to interest expense) of at least 2.5. The New Credit Facility also limits our ability to make certain restricted payments, such as paying cash dividends; however, there are several exceptions to this restriction, including: (i) the Company may pay cash dividends in an aggregate amount of up to $50.0 million each fiscal year; and (ii) the Company may make restricted payments not otherwise permitted so long as no default would result therefrom and our consolidated funded indebtedness ratio does not exceed 3.0.

The New Credit Facility has a $50.0 million letter of credit facility. Under the letter of credit facility, the Company pays a fee at a per annum rate equal to the applicable margin for Eurodollar loans in effect from time to time plus a one-time letter of credit fee in an amount equal to 0.125% of the initial stated amount. At March 31, 2011, we had $9.2 million of letters of credit outstanding.

We have $2.0 million of borrowings outstanding under the New Credit Facility at March 31, 2011, and currently have $288.8 million of borrowings available under the New Credit Facility at March 31, 2011.

(E) Fair Value of Financial Instruments

The fair value of our senior notes has been estimated based upon our current incremental borrowing rates for similar types of borrowing arrangements. The fair value of our Senior Notes at March 31, 2011 is as follows:

	Fair Value (dollars in thousands)
Series 2005A Tranche A	$ 39,662
Series 2005A Tranche B	79,477
Series 2005A Tranche C	62,635
Series 2007A Tranche A	10,046
Series 2007A Tranche B	11,627
Series 2007A Tranche C	52,563
Series 2007A Tranche D	38,006

All assets and liabilities which are not considered financial instruments have been valued using historical cost accounting. The carrying values of cash and cash equivalents, accounts and notes receivable, accounts payable, accrued liabilities and our New Credit Facility approximate their fair values due to the short-term maturities of these assets and liabilities.

(F) Business Segments

Operating segments are defined as components of an enterprise that engage in business activities that earn revenues, incur expenses and prepare separate financial information that is evaluated regularly by our chief operating decision maker in order to allocate resources and assess performance.

We operate in four business segments: Cement, Gypsum Wallboard, Recycled Paperboard, and Concrete and Aggregates, with Gypsum Wallboard and Cement being our principal lines of business. These operations are conducted in the U.S. and include the mining of limestone and the manufacture, production, distribution and sale of Portland cement (a basic construction material which is the essential binding ingredient in concrete), the mining of gypsum and the manufacture and sale of gypsum wallboard, the manufacture and sale of recycled paperboard to the gypsum wallboard industry and other paperboard converters, the sale of readymix concrete and the mining and sale of aggregates (crushed stone, sand and gravel). These products are used primarily in commercial and residential construction, public construction projects and projects to build, expand and repair roads and highways.

As further discussed below, we operate four cement plants, eleven cement distribution terminals, five gypsum wallboard plants, including the plant temporarily idled in Bernalillo, N.M., a gypsum wallboard distribution center, a recycled paperboard mill, nine readymix concrete batch plant locations and two aggregates processing plant locations. The principal markets for our cement products are Texas, northern Illinois (including Chicago), the Rocky Mountains, northern Nevada, and northern California. Gypsum wallboard and recycled paperboard are distributed throughout the continental U.S. Concrete and aggregates are sold to local readymix producers and paving contractors in the Austin, Texas area and northern California.

We conduct one of our four cement plant operations, Texas Lehigh Cement Company LP in Buda, Texas, through a Joint Venture. For segment reporting purposes only, we proportionately consolidate our 50% share of the Joint Venture's revenues and operating earnings, which is consistent with the way management reports the segments within the Company for making operating decisions and assessing performance.

We account for intersegment sales at market prices. The following table sets forth certain financial information relating to our operations by segment:

	For the Years Ended March 31,		
	2011	2010	2009
Revenues -		(dollars in thousands)	
Cement	$ 225,784	$ 228,475	$ 289,436
Gypsum Wallboard	204,560	210,671	279,306
Paperboard	104,775	90,164	116,337
Concrete and Aggregates	44,236	45,622	66,247
	579,355	574,932	751,326
Less: Intersegment Revenues	(42,263)	(41,589)	(57,098)
Less: Joint Venture Revenues	(74,912)	(65,438)	(95,648)
	$ 462,180	$ 467,905	$ 598,580

	For the Years Ended March 31,		
	2011	2010	2009
Intersegment Revenues -		(dollars in thousands)	
Cement	$ 4,086	$ 4,449	$ 6,634
Paperboard	37,622	36,369	49,555
Concrete and Aggregates	555	771	909
	$ 42,263	$ 41,589	$ 57,098
Cement Sales Volumes (M tons) -			
Wholly-Owned	1,718	1,754	1,859
Joint Venture	823	713	967
	2,541	2,467	2,826

	For the Years Ended March 31,		
	2011	2010	2009
		(dollars in thousands)	
Operating Earnings -			
Cement	$ 45,688	$ 58,007	$ 82,036
Gypsum Wallboard	1,242	1,383	1,190
Paperboard	12,086	14,805	16,581
Concrete and Aggregates	794	1,835	4,595
Other, net	840	3,161	3,602
Sub-Total	60,650	79,191	108,004
Corporate General and Administrative	(16,667)	(15,886)	(16,901)
Other Corporate Charges	(10,701)	(2,548)	-
Earnings Before Interest and Income Taxes	33,282	60,757	91,103
Interest Expense, net	(16,520)	(21,460)	(28,920)
Earnings Before Income Taxes	$ 16,762	$ 39,297	$ 62,183
Cement Operating Earnings -			
Wholly-Owned	$ 21,455	$ 33,850	$ 49,610
Joint Ventures	24,233	24,157	32,426
	$ 45,688	$ 58,007	$ 82,036
Identifiable Assets [(1)] -			
Cement	$ 304,693	$ 308,606	$ 317,555
Gypsum Wallboard	443,174	466,426	489,518
Paperboard	144,434	149,602	154,541
Concrete and Aggregates	51,797	51,787	56,334
Corporate and Other	38,712	37,355	48,720
	$ 982,810	$ 1,013,776	$ 1,066,668
Capital Expenditures [(1)] -			
Cement	$ 9,395	$ 12,744	$ 10,785
Gypsum Wallboard	2,190	184	3,717
Paperboard	1,447	236	566
Concrete and Aggregates	3,767	520	994
Other, net	425	95	16
	$ 17,224	$ 13,779	$ 16,078
Depreciation, Depletion and Amortization[(1)]			
Cement	$ 14,468	$ 14,683	$ 14,186
Gypsum Wallboard	21,463	22,328	23,016
Paperboard	8,800	9,090	9,094
Concrete and Aggregates	3,840	3,975	4,033
Other, net	641	705	903
	$ 49,212	$ 50,781	$ 51,232

[(1)] Basis conforms with equity method accounting.

Segment operating earnings, including the proportionately consolidated 50% interest in the revenues and expenses of the Joint Venture, represent revenues less direct operating expenses, segment depreciation, and segment selling, general and administrative expenses. We account for intersegment sales at market prices. Corporate assets consist primarily of cash and cash equivalents, general office assets and miscellaneous other assets.

The segment breakdown of goodwill at March 31, 2011 and 2010 is as follows:

	For the Years Ended March 31,	
	2011	2010
	(dollars in thousands)	
Cement	$ 8,359	$ 8,359
Gypsum Wallboard	116,618	116,618
Paperboard	7,538	7,538
	$ 132,515	$ 132,515

(G) Income Taxes

The provision for income taxes includes the following components:

	For the Years Ended March 31,		
	2011	2010	2009
		(dollars in thousands)	
Current Provision (Benefit) -			
Federal	$ (6,450)	$ 8,872	$ 13,262
State	(134)	274	1,388
	(6,584)	9,146	14,650
Deferred Provision (Benefit) -			
Federal	7,919	2,493	5,373
State	578	(1,292)	396
	8,497	1,201	5,769
Provision for Income Taxes	$ 1,913	$ 10,347	$ 20,419

The effective tax rates vary from the federal statutory rates due to the following items:

	For the Years Ended March 31,		
	2011	2010	2009
		(dollars in thousands)	
Earnings Before Income Taxes	$ 16,762	$ 39,297	$ 62,183
Income Taxes at Statutory Rate	$ 5,866	$ 13,754	$ 21,764
Increases (Decreases) in Tax Resulting from -			
State Income Taxes, net	289	(662)	1,160
Statutory Depletion in Excess of Cost	(2,492)	(3,180)	(2,636)
Domestic Production Activities Deduction	195	(495)	(720)
Meals and Entertainment Disallowance	283	371	427
Penalties on Uncertain Tax Positions	400	491	821
Tax Benefits-Payment of IRS Assessment and Amended State Returns	(2,840)	-	-
Other	212	68	(397)
Provision for Income Taxes	$ 1,913	$ 10,347	$ 20,419
Effective Tax Rate	11%	26%	33%

During the quarter ended September 30, 2010, we asked the IRS to apply payments made on deposit to tax, penalties and interest related to our dispute involving the Republic Asset Acquisition. Furthermore, amended state returns and payments were made when the federal audit adjustments were reported to the state taxing authorities. Due to the application of the deposits to payments and the filing of amended state returns, we were able to deduct certain amounts paid for state taxes during the quarter, which provided a tax benefit of approximately $1.5 million. These deductions were treated as discrete items during the three month period ended September 30, 2010. During the quarter ended March 31, 2011, we recorded additional deductions related to state amnesty programs which brought the discrete item total to $2.8 million for fiscal year 2011.

For tax purposes, the Company experienced a net operating loss for the year ended March 31, 2011 which it anticipates will be carried back and fully absorbed in the tax year ended March 31, 2009. The net operating loss is attributable to the tax benefits associated with payment of the federal audit adjustments and amended state returns.

The deferred income tax provision results from the following temporary differences in the recognition of revenues and expenses for tax and financial reporting purposes:

	For the Years Ended March 31,		
	2011	2010	2009
		(dollars in thousands)	
Excess Tax Depreciation and Amortization	$ (15)	$ 187	$ 6,981
Bad Debts	(324)	27	825
Uniform Capitalization	681	139	90
Accrual Changes	4,135	1,493	(1,522)
Uncertain Tax Position Accruals	5,136	-	-
Other	(1,116)	(645)	(605)
	$ 8,497	$ 1,201	$ 5,769

Components of deferred income taxes are as follows:

	March 31,	
	2011	2010
	(dollars in thousands)	
Items Giving Rise to Deferred Tax Liabilities -		
Excess Tax Depreciation and Amortization	$ 148,602	$ 148,618
Items Giving Rise to Deferred Tax Assets -		
Accrual Changes	(15,295)	(19,429)
Bad Debts	(1,705)	(1,382)
Uniform Capitalization	14	(667)
Other	(2,186)	(1,408)
Total Deferred Tax Assets	$ (19,172)	$ (22,886)

Deferred income taxes are classified in the consolidated balance sheet as follows:

	March 31,	
	2011	2010
	(dollars in thousands)	
Accrued Liabilities	$ 1,341	$ 148
Deferred Income Taxes	$ 128,089	$ 119,299

Uncertain tax positions –

We are subject to audit examinations at federal, state and local levels by tax authorities in those jurisdictions who may challenge the treatment or reporting of any return item. The tax matters challenged by the tax authorities are typically complex; therefore, the ultimate outcome of these challenges is subject to uncertainty.

Our uncertain tax position was $83.9 million at March 31, 2011 and 2010. There were no additions to or reductions from our uncertain tax positions during these years.

The following is a summary of the amounts of interest and penalties recognized in relation to our uncertain tax position:

	For the Years Ended March 31,		
	2011	2010	2009
	(dollars in thousands)		
Accrued interest recognized	$ (1,468)	$ 2,741	$ 4,934
Accrued penalties recognized	$ 400	$ 491	$ 821

None of the $83.9 million liability for uncertain tax positions as of March 31, 2011, if recognized, would impact the effective tax rate. If these tax positions were recognized, other long-term liabilities would be reduced by $23.4 million, and we would receive a refund of $105.1 million related to federal and state taxes, interest and penalties paid during fiscal 2011 (see Note (H) for more information). Additionally, we would reduce other long-term liabilities by $9.4 million for accrued interest and penalties on the uncertain tax positions. Since tax penalties are recognized as a component of income tax expense, future penalty accruals and resolution of uncertain tax positions will impact our effective tax rate. As of March 31, 2011, we may be assessed additional federal and state income taxes, interest and penalties for tax years 2007 through 2010.

We currently are unable to estimate the range of possible increase or decrease in uncertain tax positions that may occur within the next twelve months resulting from the eventual outcome of the years currently under audit or appeal, and therefore cannot anticipate whether such outcome will result in a material change to our financial position or results of operations.

(H) Commitments and Contingencies

We have various litigation, commitments and contingencies in the ordinary course of business. Management believes that none of the litigation in which it or any subsidiary is currently involved is likely to have a material adverse effect on our consolidated financial condition or results of operations.

Our operations and properties are subject to extensive and changing federal, state and local laws, regulations and ordinances governing the protection of the environment, as well as laws relating to worker health and workplace safety. We carefully consider the requirements mandated by such laws and regulations and have procedures in place at all of our operating units to monitor compliance. Any matters which are identified as potential exposures under these laws and regulations are carefully reviewed by management to determine our potential liability. Although management is not aware of any exposures, other than the item listed below, which would require an accrual under generally accepted accounting principles, there can be no assurance that prior or future operations will not ultimately result in violations, claims or other liabilities associated with these regulations.

The Internal Revenue Service (the "IRS") completed the examination of our federal income tax returns for all of the fiscal years ended March 31, 2001 through 2006. The IRS issued Exam Reports and Notices of Proposed Adjustment on November 9, 2007 for the examination of the 2001, 2002 and 2003 tax years, and on February 5, 2010 for the examination of the 2004, 2005 and 2006 tax years, in which it proposes to deny certain depreciation deductions claimed by us with respect to assets acquired by us from Republic Group LLC in

November 2000 (the "Republic Assets"). The examination of our federal income tax return for fiscal years ended March 31, 2007 through March 31, 2011 is currently in progress.

In June 2010, we received a Notice of Deficiency ("Notice") (commonly referred to as a "90 Day Letter") of $71.5 million of taxes and penalties for the fiscal years ended March 31, 2001 through 2006, inclusive, related to the IRS audit of the Republic Asset Acquisition. The Notice was in substantial agreement with our financial accruals, including interest. The total amount related to the Notice, including interest, was approximately $98.7 million, of which $75 million had previously been deposited with the IRS. We deposited the remaining $23.7 million with the IRS in July 2010 and asked the IRS to apply all $98.7 million of deposits to the payment of the tax, penalties and interest. Subsequent review of the IRS interest billing produced a refund of $0.8 million which reduced the net outlay to $97.9 million. Refund claims were filed with the IRS in October 2010 to recover all $97.9 million, plus interest, and in May 2011 we filed a lawsuit in Federal District Court to recover the requested refunds.

In the event we reach a settlement through negotiation or in the courts, we will reverse any accrued interest and penalties in excess of the negotiated settlement through the Consolidated Statement of Earnings. At this time, we are unable to predict with certainty the ultimate outcome or how much of the amounts paid for tax, interest, and penalties to the IRS and state taxing authorities will be recovered, if any.

We have certain deductible limits under our workers' compensation and liability insurance policies for which reserves are established based on the undiscounted estimated costs of known and anticipated claims. We have entered into standby letter of credit agreements to secure funding obligation on retentions relating to workers' compensation and auto and general liability self-insurance. At March 31, 2011, we had contingent liabilities under these outstanding letters of credit of approximately $9.2 million.

The following table compares insurance accruals and payments for our operations:

	For the Years Ended March 31,	
	2011	2010
	(dollars in thousands)	
Accrual Balances at Beginning of Period	$ 6,384	$ 5,665
Insurance Expense Accrued	2,947	3,834
Payments	(2,692)	(3,115)
Accrual Balance at End of Period	$ 6,639	$ 6,384

We are currently contingently liable for performance under $10.0 million in performance bonds required by certain states and municipalities, and their related agencies. The bonds are principally for certain reclamation obligations and mining permits. We have indemnified the underwriting insurance company against any exposure under the performance bonds. In our past experience, no material claims have been made against these financial instruments.

In the ordinary course of business, we execute contracts involving indemnifications that are standard in the industry and indemnifications specific to a transaction such as the sale of a business. These indemnifications might include claims relating to any of the following: environmental and tax matters; intellectual property rights; governmental regulations and employment-related matters; customer, supplier, construction contractor and other commercial contractual relationships; and financial matters. While the maximum amount to which we may be exposed under such agreements cannot be estimated, it is the opinion of management that these indemnifications are not expected to have a material adverse effect on the Company's consolidated financial position or results of operations. We currently have no outstanding guarantees of third party debt.

Our paperboard operation, Republic Paperboard Company LLC ("Republic"), is a party to a long-term paper supply agreement with St. Gobain pursuant to which Republic is obligated to sell to St. Gobain at least 90%

of the gypsum-grade recycled paperboard requirements for three of St. Gobain's wallboard plants. This comprises approximately 15% to 20% of Republic's current annual output of gypsum-grade recycled paperboard.

We have certain forward purchase contracts, primarily for natural gas, that expire during calendar 2011. The contracts are for approximately 25% of our expected natural gas usage.

We have certain operating leases covering manufacturing, transportation and certain other facilities and equipment. Rental expense for fiscal years 2011, 2010 and 2009 totaled $2.0 million, $2.1 million and $1.9 million, respectively. Minimum annual rental commitments as of March 31, 2011, under noncancellable leases are set forth as follows (dollars in thousands):

Fiscal Year	Amount
2012	$ 722
2013	$ 310
2014	$ 859
2015	$ 888
2016	$ 888
Thereafter	$ 6,587

(I) Stock Option Plans

On January 8, 2004, the Company's stockholders approved a new incentive plan (the "Plan") that combined and amended the two previously existing stock option plans. In August 2009, our shareholders approved an amendment to the Plan which, among other things, increased the number of shares available for award under the Plan by 3 million shares.

Long-Term Compensation Plans –

Options. During August 2010 and 2009, we granted options to members of the Board of Directors (the "Board of Directors Grants"). Options granted under the Board of Directors Grants vested immediately, and can be exercised from the date of grant until their expiration at the end of seven years.

In May 2010, the Compensation Committee of the Board of Directors approved an incentive equity award of an aggregate of 163,000 performance-vesting stock options pursuant to the Plan to certain individuals that can be earned, in whole or in part, if certain performance conditions are satisfied (the "Fiscal 2011 Employee Stock Option Grant"). The performance and vesting criteria for the Fiscal 2011 Employee Stock Option Grant were based on the achievement of specified levels of operating earnings, as well as the achievement of certain safety and operational metrics, at each of our business segments for the fiscal year ending March 31, 2011. For those options earned based on the specified performance criteria, one third vested immediately, one third will vest on March 31, 2012 and the final third will vest on March 31, 2013. The options have a term of ten years from the date of grant. Approximately 45,000 options were forfeited at March 31, 2011 because they did not meet the performance conditions.

All stock options issued during fiscal 2011 and 2010 were valued at the grant date using the Black-Scholes option pricing model. The weighted-average assumptions used in the Black-Scholes model to value the option awards in fiscal 2011 and 2010 are as follows:

	2011	2010
Dividend Yield	2.0%	2.0%
Expected Volatility	42.3%	42.5%
Risk Free Interest Rate	2.8%	2.7%
Expected Life	7.0 years	5.0 years

For the years ended March 31, 2011, 2010 and 2009, we expensed approximately $0.8 million, $2.4 million and $7.1 million, respectively. At March 31, 2011, there was approximately $2.4 million of unrecognized compensation cost related to outstanding stock options which is expected to be recognized over a weighted-average period of 4.2 years.

The following table represents stock option activity for the years presented:

	For the Years Ended March 31,					
	2011		2010		2009	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding Options at Beginning of Year	3,446,452	$ 33.97	3,568,431	$ 33.32	2,787,047	$ 34.26
Granted	269,502	$ 28.45	138,651	$ 27.72	912,910	$ 27.84
Exercised	(388,214)	$ 15.94	(136,230)	$ 27.09	(121,228)	$ 11.01
Cancelled	(3,954)	$ 58.93	(124,400)	$ 32.83	(10,298)	$ 62.83
Outstanding Options at End of Year	3,323,786	$ 35.60	3,446,452	$ 33.97	3,568,431	$ 33.32
Options Exercisable at End of Year	1,735,911		1,976,852		1,995,631	
Weighted Average Fair Value of Options Granted during the Year		$ 10.88		$ 9.38		$ 9.07

The following table summarizes information about stock options outstanding at March 31, 2011:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares Outstanding	Weighted Average Exercise Price
$11.56 - $13.43	328,173	1.76	$ 12.33	328,173	$ 12.33
$23.30 - $29.08	1,267,258	4.91	$ 27.18	1,080,258	$ 26.64
$34.09 - $40.78	315,670	2.69	$ 37.83	262,670	$ 38.12
$47.53 - $62.83	1,412,685	3.28	$ 48.06	64,810	$ 58.86
	3,323,786	3.70	$ 35.60	1,735,911	$ 26.87

At March 31, 2011 there was no net intrinsic value outstanding for outstanding options. The aggregate intrinsic value for exercisable stock options at that date was approximately $5.9 million. During the year ended March 31, 2011, the total intrinsic value of options exercised was approximately $5.7 million.

Restricted Stock Units. In May 2010, the same employees receiving stock options also received an aggregate of 207,500 performance based RSUs. The vesting criteria for the RSUs are the same as the vesting criteria for the Fiscal 2011 Employee Stock Option Grant, and approximately 57,000 RSUs were forfeited at March 31, 2011 because they did not meet the performance conditions. The value of the RSUs, net of expected forfeitures, is being expensed ratably over three years. Expense related to RSUs was approximately $1.6 million, $0.4 million and $1.9 million in fiscal years ended March 31, 2011, 2010 and 2009, respectively. At March 31, 2011, there was approximately $3.8 million of unearned compensation from RSUs, net of estimated forfeitures, which will be recognized over a weighted-average period of 2.2 years.

Restricted Stock. In May 2010, the Compensation Committee also approved the granting of an aggregate of 274,166 shares of performance based restricted stock to certain key employees at both the corporate and subsidiary level that would be earned if our ten year average return on equity exceeds 17.25% at March 31, 2011. As this criteria was met, all shares were earned; however, these shares will continue to have restrictions preventing the holder from selling, pledging, transferring or otherwise disposing of the shares until the holder satisfies the criteria for "retirement". Retirement, as related to the restricted shares, is defined as the shortest time frame of the following: a) the holder reaches the age of 65 and has more than ten years service; b) expiration of five years from the date of grant, and the holder has more than 25 years of service; or c) fifteen years from the date of grant. The value of the restricted shares, net of estimated forfeitures, is being expensed over each individual grantee's retirement period. Expense related to restricted shares was $1.0 million, $0.2 million and $0.1 million in fiscal years ended March 31, 2011, 2010 and 2009, respectively. At March 31, 2011, there were 296,166 shares with remaining restrictions for which $6.1 million of unearned compensation, net of estimated forfeitures, will be recognized over a weighted-average period of 6.8 years.

Shares available for future stock option, restricted stock and restricted stock unit grants were 2,516,564 at March 31, 2011.

(J) Net Interest Expense

The following components are included in interest expense, net:

	For the Years Ended March 31,		
	2011	2010	2009
	(dollars in thousands)		
Interest Income	$ (7)	$ (41)	$ (447)
Interest Expense	17,742	18,414	23,937
Interest Expense (Income) – IRS	(1,468)	2,741	4,934
Other Expenses	253	346	496
Interest Expense, net	$ 16,520	$ 21,460	$ 28,920

Interest income includes interest on investments of excess cash. Components of interest expense include interest associated with the Senior Notes, the bank credit facilities and commitment fees based on the unused portion of the bank credit facilities. Other expenses include amortization of debt issuance costs, and bank credit facility costs.

Interest expense (income) – IRS relates to interest accrued on our unrecognized tax benefits, primarily related to the Republic Asset Acquisition. During fiscal 2011, we paid or applied cash deposits as payments to the IRS and filed amended state tax returns and made payments for the tax years 2001 through 2006, resulting in an adjustment of previously accrued interest expense of approximately $2.8 million.

(K) Pension and Profit Sharing Plans

We have several defined benefit and defined contribution retirement plans which together cover substantially all of our employees. We are not a party to any multi-employer pension plan. Benefits paid under the defined benefit plans covering certain hourly employees are based on years of service and the employee's qualifying compensation over the last few years of employment. Our funding policy is to generally contribute amounts that are deductible for income tax purposes. The annual measurement date is March 31 for the benefit obligations, fair value of plan assets and the funded status of the defined benefit plans.

The following table provides a reconciliation of the obligations and fair values of plan assets for all of our defined benefit plans over the two year period ended March 31, 2011 and a statement of the funded status as of March 31, 2011 and 2010:

	For the Years Ended March 31,	
	2011	2010
	(dollars in thousands)	
Reconciliation of Benefit Obligations -		
Benefit Obligation at April 1,	$ 19,059	$ 18,091
Service Cost - Benefits Earned During the Period	557	538
Interest Cost on Projected Benefit Obligation	1,060	1,024
Actuarial (Gain) Loss	194	(94)
Benefits Paid	(604)	(500)
Benefit Obligation at March 31,	$ 20,266	$ 19,059
Reconciliation of Fair Value of Plan Assets -		
Fair Value of Plan Assets at April 1,	$ 14,642	$ 10,319
Actual Return on Plan Assets	1,886	3,710
Employer Contributions	593	1,113
Benefits Paid	(604)	(500)
Fair Value of Plans at March 31,	16,517	14,642
Funded Status -		
Funded Status at March 31,	$ (3,749)	$ (4,417)
Amounts Recognized in the Balance Sheet Consist of -		
Accrued Benefit Liability	$ (3,749)	$ (4,417)
Accumulated Other Comprehensive Losses:		
Net Actuarial Loss	4,375	5,257
Prior Service Cost	75	155
Net Accumulated Other Comprehensive Losses	$ 4,450	$ 5,412

Information for pension plans with an accumulated benefit obligation in excess of plan assets:

	March 31,	
	2011	2010
	(dollars in thousands)	
Projected Benefit Obligation	$ 20,266	$ 19,059
Accumulated Benefit Obligation	$ 20,226	$ 19,030
Fair Value of Plan Assets	$ 16,517	$ 14,642

Net periodic pension cost for the fiscal years ended March 31, 2011, 2010 and 2009, included the following components:

	For the Years Ended March 31,		
	2011	2010	2009
	(dollars in thousands)		
Service Cost - Benefits Earned During the Period	$ 557	$ 538	$ 558
Interest Cost of Projected Benefit Obligation	1,060	1,024	1,003
Expected Return on Plan Assets	(1,163)	(826)	(1,118)
Recognized Net Actuarial Loss	354	774	306
Amortization of Prior-Service Cost	80	130	143
Net Periodic Pension Cost	$ 888	$ 1,640	$ 892

Expected benefit payments over the next five years, and the following five years under the pension plans are expected to be as follows (in thousands):

Fiscal Years	Total
2011	$ 785
2012	$ 854
2013	$ 951
2014	$ 1,022
2015	$ 1,090
2016-2020	$ 6,549

The following table sets forth the assumptions used in the actuarial calculations of the present value of net periodic benefit cost and benefit obligations:

	March 31,		
	2011	2010	2009
Net Periodic Benefit Costs -			
Discount Rate	5.75%	6.00%	6.00%
Expected Return on Plan Assets	8.00%	8.00%	8.00%
Rate of Compensation Increase	3.50%	3.50%	3.50%

	March 31,	
	2011	2010
Benefit Obligations -		
Discount Rate	5.61%	5.75%
Rate of Compensation Increase	3.50%	3.50%

The expected long-term rate of return on plan assets is an assumption reflecting the anticipated weighted-average rate of earnings on the portfolio over the long-term. To arrive at this rate, we developed estimates of the key components underlying capital asset returns including: market-based estimates of inflation, real risk-free rates of return, yield curve structure, credit risk premiums and equity risk premiums. As appropriate, these components were used to develop benchmark estimates of the expected long-term management approach employed by us, and a return premium was added to the weighted-average benchmark portfolio return.

The pension plans' approximate weighted-average asset allocation at March 31, 2011 and 2010 and the range of target allocation are as follows:

	Range of Target Allocation	Percentage of Plan Assets at March 31,	
		2011	2010
Asset Category -			
Equity Securities	40 – 60%	60%	60%
Debt Securities	35 – 60%	30%	35%
Other	0 – 5%	10%	5%
Total		100%	100%

Our pension investment strategies have been developed as part of a comprehensive asset/liability management process that considers the interaction between both the assets and liabilities of the plan. These strategies consider not only the expected risk and returns on plan assets, but also the detailed actuarial projections of liabilities as well as plan-level objectives such as projected contributions, expense and funded status.

The principal pension investment strategies include asset allocation and active asset management. The range of target asset allocations have been determined after giving consideration to the expected returns of each asset class, the expected variability or volatility of the asset class returns over time, and the complementary nature or correlation of the asset classes within the portfolio. We also employ an active management approach for the portfolio. Each asset class is managed by one or more external money managers with the objective of generating returns, net of management fees that exceed market-based benchmarks. None of the plans hold any EXP stock.

Based on our current actuarial estimates, we anticipate making contributions ranging from approximately $0.5 million to $1.0 million to our defined benefit plans for fiscal year 2012.

The fair values of our defined benefit plans' consolidated assets by category as of March 31, 2011 were as follows:

	March 31,	
	2011	2010
	(dollars in thousands)	
Equity Securities	$ 9,785	$ 8,684
Fixed Income Securities	4,711	5,011
Real Estate Funds	487	226
Commodity Linked Funds	807	204
Cash Equivalents	727	517
Total	$ 16,517	$ 14,642

The fair values of our defined benefit plans' consolidated assets were determined using the fair value hierarchy of inputs described in Note (A). The fair values by category of inputs as of March 31, 2011 were as follows:

Asset Categories	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
		(dollars in thousands)		
Equity Securities [(a)]	$ 5,655	$ 4,130	$ -	$ 9,785
Fixed Income Securities [(b)]	2,223	2,488	-	4,711
Real Estate Funds	487	-	-	487
Commodity Linked Funds	807	-	-	807
Cash Equivalents	727	-	-	727
	$ 9,899	$ 6,618	$ -	$ 16,517

(a) These funds are maintained by an investment manager and are primarily invested in indexes.

(b) Primarily consists of investments in institutional funds that invest in fixed income securities.

We also provide a profit sharing plan, which covers substantially all salaried and certain hourly employees. The profit sharing plan is a defined contribution plan funded by employer discretionary contributions and also allows employees to contribute on an after-tax basis up to 10% of their base annual salary. Employees are fully vested to the extent of their contributions at all times. Employees become fully vested in our contributions over a seven year period for contributions made prior to 2007, and over a six year period for contributions made beginning in 2007. Costs relating to the employer discretionary contributions for our contribution plan totaled $2.5 million, $1.7 million and $3.3 million in fiscal years 2011, 2010 and 2009, respectively.

Employees who became employed by us as a result of a previous transaction are provided benefits substantially comparable to those provided under the seller's welfare plans. These welfare plans included the seller's 401(k) plan which included employer matching percentages. As a result, we made matching contributions to its 401(k) plan totaling $0.1 million for these employees during each of the fiscal years 2011, 2010 and 2009.

(L) Stockholders' Equity

On January 8, 2004, our stockholders approved an amendment to our certificate of incorporation to increase the authorized number of shares of capital stock that we may issue from 50,000,000 shares of common stock and 2,000,000 shares of preferred stock to 100,000,000 shares of common stock and 5,000,000 shares of preferred stock. The amendment to the Certificate of Incorporation became effective on January 30, 2004. Our Board of Directors designated 40,000 shares of preferred stock for use in connection with the Rights Agreement discussed below.

Effective February 2, 2004, we entered into a Rights Agreement as amended and restated on April 11, 2006 (as amended and restated, "Rights Agreement") that was approved by stockholders at the Special Meeting of Stockholders held on January 8, 2004. In connection with the Rights Agreement, the Board authorized and declared a dividend of one right per share of common stock (the "Common Stock"). The Rights entitle our stockholders to purchase Common Stock (the "Rights") in the event certain efforts are made to acquire control of the Company. There are no separate certificates or market for the Rights.

The Rights are represented by and trade with our Common Stock. The Rights will separate from the Common Stock upon the earlier of: (1) a public announcement that a person has acquired beneficial ownership of shares of Common Stock representing in the aggregate 15% or more of the total number of votes entitled to be cast generally by the holders of Common Stock then outstanding, or (2) the commencement of a tender or exchange offer that would result in a person beneficially owning shares of Common Stock representing in the aggregate 15% or more of the total number of votes entitled to be cast generally by the holders of Common Stock then outstanding. Should either of these conditions be met and the Rights become exercisable, each Right will entitle the holder to buy 1/1,000th of a share of our Preferred Stock at an exercise price of $140.00. Each 1/1,000th of a share of the Preferred Stock will essentially be the economic equivalent of three shares of Common Stock.

Under certain circumstances, the Rights entitle the holders to buy our stock or shares of the acquirer's stock at a 50% discount. The Rights may be redeemed by us for $0.001 per Right at any time prior to the first public announcement of the acquisition of beneficial ownership of shares of Common Stock representing 15% or more of the total number of votes entitled to be cast generally by the holders of Common Stock then outstanding. If not redeemed, the Rights will expire on January 7, 2014.

(M) Quarterly Results (unaudited)

	For the Years Ended March 31,	
	2011	2010
	(dollars in thousands, except per share data)	
First Quarter -		
Revenues	$ 130,794	$ 127,805
Earnings Before Income Taxes	14,667	17,193
Net Earnings	10,527	11,920
Diluted Earnings Per Share	$ 0.24	$ 0.27
Second Quarter -		
Revenues	$ 132,135	$ 138,185
Earnings Before Income Taxes	10,321	14,942
Net Earnings	9,630	10,422
Diluted Earnings Per Share	$ 0.22	$ 0.24
Third Quarter -		
Revenues	$ 103,870	$ 104,529
Earnings Before Income Taxes	6,620	5,467
Net Earnings	5,496	4,684
Diluted Earnings Per Share	$ 0.12	$ 0.11
Fourth Quarter -		
Revenues	$ 95,381	$ 97,386
Earnings Before Income Taxes	(14,846)	1,696
Net Earnings	(10,805)	1,924
Diluted Earnings Per Share	$ (0.25)	$ 0.04

The fourth quarter of fiscal 2011 includes other non-operating expense of $10.7 million. During the fourth quarter of fiscal 2011, we determined that we would not move forward with the planned expansion of Nevada Cement Company. This decision was based on the economic impact of new environmental regulations combined with the challenging market conditions in northern Nevada and Northern California. As a result of this decision, we wrote-off approximately $8.9 million during fiscal 2011. The remaining expense consists of the write-down of unused aggregate equipment at our Texas operation and other miscellaneous write-downs.

Due to improved operational efficiencies and reduced costs at our Mountain Cement facility, we withdrew our permit application with the Wyoming Department of Environmental Quality in September 2009, resulting in a write-off of approximately $2.5 million associated with this permit during the quarter ended September 30, 2009.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Eagle Materials Inc.

We have audited the accompanying consolidated balance sheets of Eagle Materials Inc. and subsidiaries (the "Company") as of March 31, 2011 and 2010, and the related consolidated statements of earnings, cash flows and stockholders' equity, for each of the three years in the period ended March 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Eagle Materials Inc. and subsidiaries at March 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of March 31, 2011, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 26, 2011 expressed an unqualified opinion thereon.

/s/ERNST & YOUNG

Dallas, Texas
May 26, 2011

Texas Lehigh Cement Company LP

Statements of Operations

	Year ended December 31,		
	2010	**2009**	**2008**
Net sales	$ 140,956,331	$ 133,749,505	$ 202,313,397
Cost of goods sold	89,425,242	80,129,886	129,136,563
Gross margin	51,531,089	53,619,619	73,176,834
Selling, general, and administrative expenses	3,899,516	2,897,854	5,079,855
Operating income	47,631,573	50,721,765	68,096,979
Interest and other income	347,015	335,956	801,063
Equity in loss of joint venture	(144)	(1,873)	(3,311)
Texas margin tax	(481,518)	(492,948)	(695,723)
Net income	$ 47,496,926	$ 50,562,900	$ 68,199,008

See notes to financial statements.

Texas Lehigh Cement Company LP

Balance Sheets

	December 31, 2010	December 31, 2009
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,860,214	$ 1,634,212
Receivables:		
Trade accounts receivable, net of allowance for doubtful accounts and discounts of $451,224 and $537,200	23,642,718	17,495,900
Inventories:		
Cement	3,041,377	2,814,526
Raw materials and materials-in-process	3,667,933	4,587,441
Parts and supplies	8,760,309	11,608,791
	15,469,619	19,010,758
Prepaid assets	677,734	893,389
Total current assets	41,650,285	39,034,259
Property, plant, and equipment:		
Land, including quarry	3,752,219	3,752,219
Cement plant	105,855,282	104,853,887
Mobile equipment and other	4,703,569	4,700,141
Furniture and fixtures	418,356	421,025
Construction-in-progress	235,129	527,648
	114,964,555	114,254,920
Less accumulated depreciation and depletion	(100,803,301)	(97,596,105)
	14,161,254	16,658,815
Investment in joint venture	19,842,080	20,592,224
Note receivable	-	742,164
Total assets	$ 75,653,619	$ 77,027,462
LIABILITIES AND PARTNERS' CAPITAL		
Current liabilities:		
Accounts payable	$ 7,481,414	$ 4,110,536
Accrued liabilities	6,627,698	7,001,792
Due to affiliates	155,455	134,434
Current liabilities	14,264,567	11,246,762
Commitments and contingencies	-	-
Partners' capital:		
General Partners' Capital:		
TLCC GP LLC	61,389	65,781
Lehigh Portland Holdings, LLC	61,389	65,781
Limited Partners' Capital:		
TLCC LP LLC	30,633,137	32,824,569
Lehigh Portland Investments, LLC	30,633,137	32,824,569
Total partners' capital	61,389,052	65,780,700
Total liabilities and partners' capital	$ 75,653,619	$ 77,027,462

See notes to financial statements.

Texas Lehigh Cement Company LP

Statements of Changes in Partners' Capital

	General Partners' Capital		Limited Partners' Capital		
	TLCC GP LLC	Lehigh Portland Holdings, LLC	TLCC LP LLC	Lehigh Portland Investments, LLC	Total
Balance at December 31, 2007	$ 77,370	$ 77,370	$ 38,607,591	$ 38,607,591	$ 77,369,922
Net income for the year	68,199	68,199	34,031,305	34,031,305	68,199,008
Other comprehensive loss	(1,271)	(1,271)	(634,212)	(634,212)	(1,270,966)
Distribution of earnings	(70,500)	(70,500)	(35,179,500)	(35,179,500)	(70,500,000)
Balance at December 31, 2008	$ 73,798	$ 73,798	$ 36,825,184	$ 36,825,184	$ 73,797,964
Net income for the year	50,563	50,563	25,230,887	25,230,887	50,562,900
Other comprehensive gain	420	420	209,498	209,498	419,836
Distribution of earnings	(59,000)	(59,000)	(29,441,000)	(29,441,000)	(59,000,000)
Balance at December 31, 2009	$ 65,781	$ 65,781	$ 32,824,569	$ 32,824,569	$ 65,780,700
Net income for the year	47,497	47,497	23,700,966	23,700,966	47,496,926
Other comprehensive gain	111	111	55,602	55,602	111,426
Distribution of earnings	(52,000)	(52,000)	(25,948,000)	(25,948,000)	(52,000,000)
Balance at December 31, 2010	$ 61,389	$ 61,389	$ 30,633,137	$ 30,633,137	$ 61,389,052

See notes to financial statements.

Texas Lehigh Cement Company LP

Statements of Cash Flows

	Year ended December 31,		
	2010	**2009**	**2008**
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 47,496,926	$ 50,562,900	$ 68,199,008
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and depletion	3,479,387	3,585,216	4,121,831
Gain on sales of equipment	(8,249)	(3,925)	(157,177)
Equity in loss of unconsolidated joint venture	144	1,873	3,311
Changes in assets and liabilities:			
Trade accounts receivable	(6,146,818)	4,192,371	2,020,422
Notes receivable	742,164	55,856	(315,583)
Inventories	3,541,139	(692,577)	(4,463,453)
Prepaid assets	215,655	7,900	(85,805)
Accounts payable	3,370,878	(2,789,499)	(906,320)
Accrued liabilities and due to affiliates	(241,647)	(1,794,794)	704,036
Net cash provided by operating activities	52,449,579	53,125,321	69,120,270
CASH FLOWS FROM INVESTING ACTIVITIES			
Additions to property, plant, and equipment	(981,826)	(1,597,456)	(1,566,666)
Distributions from joint venture	750,000	2,700,000	1,200,000
Proceeds from sale of equipment	8,249	6,775	686,825
Net cash provided by (used in) investing activities	(223,577)	1,109,319	320,159
CASH FLOWS FROM FINANCING ACTIVITIES			
Distributions of earnings	(52,000,000)	(59,000,000)	(70,500,000)
Net cash used in financing activity	(52,000,000)	(59,000,000)	(70,500,000)
Net increase (decrease) in cash and cash equivalents	226,002	(4,765,360)	(1,059,571)
Cash and cash equivalents at beginning of year	1,634,212	6,399,572	7,459,143
Cash and cash equivalents at end of year	$ 1,860,214	$ 1,634,212	$ 6,399,572

See notes to financial statements.

Texas-Lehigh Cement Company LP
Notes to Financial Statements

(A) Organization

Texas Lehigh Cement Company ("Texas Lehigh"), a Texas general partnership, was formed June 27, 1986 to operate a cement plant near Austin, Texas. Texas Lehigh was a fifty-fifty joint venture between Texas Cement Company (TCC), a wholly owned subsidiary of Eagle Materials, Inc. (EXP, formerly known as Centex Construction Products, Inc.), and Lehigh Portland Cement Company (Lehigh). On October 1, 2000, the existing Texas general partnership was converted to a Texas limited partnership. Subsequent to the limited partnership formation, TCC and Lehigh each contributed a 0.1% interest to a general partner, TLCC GP LLC and Lehigh Portland Holdings, LLC, and a 49.9% interest to a limited partner, TLCC LP LLC and Lehigh Portland Investments, LLC. The conversion and subsequent contributions were done to afford the former partners additional liability protection. Texas Lehigh Cement Company LP continues to do business as "Texas Lehigh Cement Company."

TCC's initial capital contribution consisted of a cement plant and related real property located in Buda, Texas; four distribution terminals; various operating agreements, licenses, and excavation rights; and net working capital as specified in the joint venture agreement. Lehigh's initial capital contribution consisted of a distribution terminal and related operating agreements, licenses, inventory, and cash.

In September 2006, Texas Lehigh paid $24.5 million for a 15% interest in Houston Cement Company ("HCC"), a joint venture. HCC operates two terminals in Houston, Texas. Under the terms of the joint venture agreement, Texas Lehigh is entitled to sell up to 495,000 tons from the terminals each year.

Due to a number of factors, namely the shared risks and rights under the joint venture agreement, Texas Lehigh accounts for its investment in HCC using the equity method.

We evaluated all events or transactions that occurred after December 31, 2010 up through May 26, 2011, the date we issued these financial statements. During this period, we did not have any material recognizable subsequent events.

(B) Significant Accounting Policies

Cash and Cash Equivalents-

Cash and cash equivalents include investments with original maturities of three months or less. The carrying amount approximates fair value due to the short maturity of those investments.

Inventories-

Inventories are valued at the lower of average cost or market. Cement and materials-in-process include materials, labor, and manufacturing overhead.

Concentration of Risk -

One customer accounted for 21.1%, 16.1% and 17.5% of cement sales for 2010, 2009 and 2008, respectively, and 14.8% and 13.3% of accounts receivable at December 31, 2010 and 2009, respectively.

Texas-Lehigh Cement Company LP
Notes to Financial Statements

Property, Plant, and Equipment -

Property, plant, and equipment are stated at cost. Texas Lehigh's policy is to capitalize renewals and betterments and to expense repairs and maintenance when incurred. The cost and related accumulated depreciation of assets sold or retired are removed from the financial statements, and any gain or loss is recorded in interest and other income on the statement of operations. Texas Lehigh periodically evaluates whether current events or circumstances indicate that the carrying value of its depreciable assets may not be recoverable. At December 31, 2010 and 2009, management believes no events or circumstances indicate that the carrying value may not be recoverable.

Depreciation and Depletion-

Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets, which are as follows:

Cement plant	5 to 30 years
Mobile equipment and other	2 to 10 years

Raw material deposits are depleted as such deposits are extracted for production utilizing the units-of-production method.

Revenue Recognition -

Revenue from the sale of cement is recognized when title and ownership are transferred upon shipment to the customer.

Federal Income Taxes -

No federal income taxes are payable by Texas Lehigh, and none have been provided for in the accompanying financial statements. The partners include their respective share of Company income or loss in their tax returns. Texas Lehigh is subject to Texas margin tax on its income earned in Texas.

Texas Lehigh's tax return and the amount of allocable Company income or losses are subject to examination by federal and state taxing authorities. If such examinations result in changes to Company income or losses, the tax liability of the partners could be changed accordingly. No such examinations are presently in process.

Shipping and Handling Fees and Costs -

Texas Lehigh classifies its freight revenue as sales and freight cost as cost of goods sold. Approximately $10,976,741, $6,500,532 and $9,983,446 of freight cost were included in cost of goods sold in 2010, 2009 and 2008, respectively.

Use of Estimates-

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Comprehensive Income -

A summary of comprehensive income for the years ended December 31, 2010, 2009 and 2008 is presented below:

	Year ended December 31,		
	2010	2009	2008
Net income	$ 47,496,926	$ 50,562,900	$ 68,199,008
Other comprehensive income:			
Actuarial changes	111,426	419,836	(1,270,966)
Comprehensive income	$ 47,608,352	$ 50,982,736	$ 66,928,042

As of December 31, 2010, Texas Lehigh has an accumulated comprehensive loss of $1,702,443 in connection with recognizing the difference between the fair value of the pension assets and the projected benefit obligation. This amount is excluded from earnings and reported in a separate component of partners' capital as "Other Comprehensive Gain (Loss)".

Fair Value Measures

Certain assets and liabilities are required to be recorded at fair value. The estimated fair values of those assets and liabilities have been determined using market information and valuation methodologies. Changes in assumptions or estimation methods could affect the fair value estimates. However, we do not believe any such changes would have a material impact on our financial condition, results of operations or cash flows. There are three levels of inputs that may be used to measure fair value:

Level 1 – Quoted prices for identical assets and liabilities in active markets;

Level 2 – Quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data; and

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Reclassifications

Certain reclassifications have been made in the prior periods to conform to the current period presentation.

(C) Purchased Cement

Texas Lehigh purchases cement for resale primarily in the Houston, Texas market. Sales of purchased cement were approximately $18,778,773, $15,670,265 and $61,587,087, and cost of sales was approximately $17,617,548, $15,166,462 and $56,773,370 for 2010, 2009 and 2008, respectively.

(D) Accrued Liabilities

Accrued liabilities at December 31, 2010 and 2009 consist of the following:

	Year ended December 31,	
	2010	2009
Payroll and incentive compensation	$ 1,949,747	$ 2,069,470
Benefits and insurance	1,546,489	1,564,404
Property taxes	1,547,250	1,499,633
Other	1,584,212	1,868,285
	$ 6,627,698	$ 7,001,792

(E) Pension and Profit Sharing Plans

Texas Lehigh provides a profit sharing plan, a defined contribution plan ("401(k) plan") and a noncontributory defined benefit pension plan, which together covers substantially all employees and provides specified benefits to qualified employees. Texas Lehigh is not a party to any multi-employer pension plan. Benefits paid under the defined benefit plan cover hourly employees and are based on years of service and the employee's qualifying compensation over the last few years of employment. Texas Lehigh's funding policy is to generally contribute amounts that are deductible for income tax purposes.

The annual measurement date is December 31 for the benefit obligations, fair value of plan assets and the funded status of the defined benefit plan.

The following table provides a reconciliation of the defined benefit pension plan obligations and fair value of plan assets over the two-year period ended December 31, 2010 and a statement of the funded status as of December 31, 2010 and 2009:

	Year ended December 31,	
	2010	2009
Reconciliation of Benefit Obligations:		
Benefit obligation at January 1	$ 4,504,861	$ 4,107,101
Service cost	156,212	153,512
Interest cost on projected benefit obligation	256,115	238,472
Actuarial (gain) loss	216,110	82,297
Benefits paid	(90,205)	(76,521)
Benefit obligation at December 31	5,043,093	4,504,861
Reconciliation of Fair Value of Plan Assets:		
Fair value of plan assets at January 1	3,239,003	2,541,874
Actual return on plan assets	433,615	489,820
Employer contributions	465,369	283,830
Benefits paid	(90,205)	(76,521)
Fair value of plan assets at December 31	$ 4,047,782	$ 3,239,003
Funded status at December 31	$ (995,311)	$ (1,265,858)

	December 31,	
	2010	2009
Amounts Recognized in the Balance Sheet Consist of		
Accrued Benefit Liability	$ (995,311)	$ (1,265,858)
Accumulated Other Comprehensive Loss:		
Net Actuarial Loss	1,655,413	1,745,052
Prior Service Cost	47,029	68,817
Net Accumulated Other Comprehensive Income	$ 1,702,442	$ 1,813,869

Information for pension plans with an accumulated benefit obligation in excess of plan assets:

	Year ended December 31,	
	2010	2009
Projected Benefit Obligation	$ 5,043,093	$ 4,504,861
Accumulated Benefit Obligation	$ 5,029,182	$ 4,484,717
Fair Value of Plan Assets	$ 4,047,782	$ 3,239,003

Net periodic pension cost for the fiscal years ended December 31, 2010, 2009 and 2008 included the following components:

	Year ended December 31,		
	2010	2009	2008
Service cost – benefits earned during the period	$ 156,212	$ 153,512	$ 138,718
Interest cost of projected benefit obligation	256,115	238,472	216,770
Expected return on plan assets	(270,399)	(208,424)	(279,726)
Recognized net actuarial loss	142,533	198,949	49,404
Amortization of prior-service cost	21,788	21,788	21,788
Net periodic pension cost	$ 306,249	$ 404,297	$ 146,954

Expected benefit payments over the next five years, and the following five years under the pension plan are expected to be as follows:

2011	$ 101,804
2012	101,064
2013	103,866
2014	138,986
2015	153,642
2016 – 2020	$ 1,081,552

The following table sets forth the rates used in the actuarial calculations of the present value of benefit obligations and the rate of return on plan assets:

	Year ended December 31,		
	2010	2009	2008
Assumptions used to determine benefit obligations at the annual measurement date were:			
Obligation discount rate	5.25%	5.75%	5.75%
Compensation increase rate	4.00%	4.00%	4.00%
Assumptions used to determine net periodic benefit costs were:			
Obligation discount rate	5.75%	5.75%	6.00%
Long-term rate of return on plan assets	8.00%	8.00%	8.00%
Compensation increase rate	4.00%	4.00%	4.00%

The expected long-term rate of return on plan assets is an assumption reflecting the anticipated weighted average rate of earnings on the portfolio over the long-term. To arrive at this rate, Texas Lehigh developed estimates of the key components underlying capital asset returns including: market-based estimates of inflation, real risk-free rates of return, yield curve structure, credit risk premiums and equity risk premiums. As appropriate, these components were used to develop benchmark estimates of expected long-term rates of return for each asset class, which were portfolio weighted.

The pension plan weighted-average asset allocation at year-end 2010 and 2009 and the range of target follows:

	Range of Target Allocation	Percentage of Plan Assets at Year-End	
		2010	2009
Asset category:			
Equity securities	40-60%	60%	60%
Debt securities	35-60%	37%	37%
Other	0-5%	3%	3%
Total		100%	100%

Texas Lehigh's pension investment strategies have been developed as part of a comprehensive asset/liability management process that considers the interaction between both the assets and liabilities of the plan. These strategies consider not only the expected risks and returns on plan assets, but also the detailed actuarial projections of liabilities as well as plan-level objectives such as projected contributions, expense and funded status.

The principal pension investment strategies include asset allocation and active asset management. The range of target asset allocations have been determined after giving consideration to the expected returns of each asset class, the expected variability or volatility of the asset class returns over time, and the complementary nature or correlation of the asset classes within the portfolio. Texas Lehigh also employs an active management approach for the portfolio. Each asset class is managed by one or more external money managers with the objective of generating returns, net of management fees that exceed market-based benchmarks.

Based on current actuarial estimates, Texas Lehigh anticipates making contributions of approximately $330,000 to the pension plan during 2011.

The fair values of our defined benefit plans' consolidated assets by category as of December 31, 2010 were as follows:

	December 31, 2010	December 31, 2009
Equity Securities	$ 2,434,504	$ 1,962,955
Fixed Income Securities	1,496,443	1,191,805
Cash Equivalents	116,835	84,243
Total	$ 4,047,782	$ 3,239,003

The fair values of our defined benefit plans' consolidated assets were determined using the fair value hierarchy of inputs described in Note A. The fair values by category of inputs as of December 31, 2010 were as follows:

Asset Categories	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Equity Securities [a]	$ -	$ 2,434,504	$ -	$ 2,434,504
Fixed Income Securities [a]	-	1,496,443	-	1,496,443
Cash Equivalents [a]	-	116,835	-	116,835
	$ -	$ 4,047,782	$ -	$ 4,047,782

(a) These funds are maintained by an investment manager and consist of collective funds that are not actively traded.

Texas Lehigh also provides a profit sharing plan, which covers substantially all salaried employees, and a 401(k) plan, which covers substantially all employees. Texas Lehigh matches employees' 401(k) contributions up to 4% of employees' salaries. Texas Lehigh's contributions to the profit sharing and 401(k) plans were approximately $425,382, $436,342 and $570,683 in 2010, 2009 and 2008, respectively.

(F) Related-Party Transactions

Texas Lehigh had sales to affiliates of $25,408,283, $26,950,759 and $26,767,216 in 2010, 2009 and 2008, respectively, of which approximately $4,126,964 and $3,596,201 is included in trade accounts receivable at December 31, 2010 and 2009. Texas Lehigh purchased $584,406, $1,474,238 and $2,519,675 of cement from Lehigh in 2010, 2009 and 2008, respectively, and also purchased $4,507,932, $5,984,422 and $20,819,610 of cement from HCC in 2010, 2009 and 2008, respectively. Texas Lehigh accrued $1,271,801 and $125,887 for purchased cement received from these affiliates but not paid for at December 31, 2010 and 2009, respectively.

Texas Lehigh reimburses EXP for certain expenses paid by EXP on Texas Lehigh's behalf. Total payments made to EXP for reimbursement of expenses were $2,079,490, $2,051,460 and $1,755,854 during 2010, 2009 and 2008. At December 31, 2010 and 2009, Texas Lehigh had accrued liabilities of $151,081 and $129,858, respectively, for the reimbursement of expenses paid by EXP.

(G) Commitments and Contingencies

Texas Lehigh is involved in certain legal actions arising in the ordinary course of its business. Management is of the opinion that all outstanding litigation will be resolved without material effect to the financial position or results of operations of Texas Lehigh.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Management Committee
Texas Lehigh Cement Company LP

We have audited the accompanying balance sheets of Texas Lehigh Cement Company LP (a Texas Limited partnership) as of December 31, 2010 and 2009, and the related statements of operations, changes in partners' capital, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Texas Lehigh Cement Company LP at December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010 in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Dallas, Texas
May 26, 2011

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

We have established a system of disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 ("Exchange Act"), is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) was performed as of the end of the period covered by this annual report. This evaluation was performed under the supervision and with the participation of management, including our CEO and CFO. Based upon that evaluation, our CEO and CFO have concluded that these disclosure controls and procedures were effective.

There were no changes in our internal control over financial reporting that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in "Internal Control – Integrated Framework," our management concluded that our internal control over financial reporting was effective as of March 31, 2011. The effectiveness of our internal control over financial reporting as of March 31, 2011, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Eagle Materials Inc.

We have audited Eagle Materials Inc. and subsidiaries' internal control over financial reporting as of March 31, 2011, based on criteria established in *Internal Control -- Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Eagle Materials Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Eagle Materials Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Eagle Materials Inc. and subsidiaries as of March 31, 2011 and 2010, and the related consolidated statements of earnings, cash flows, and stockholders' equity for each of the three years in the period ended March 31, 2011 of Eagle Materials Inc. and our report dated May 26, 2011 expressed an unqualified opinion thereon.

/s/ERNST & YOUNG

Dallas, Texas
May 26, 2011

ITEM 9B. OTHER INFORMATION

On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Dodd-Frank Act) was enacted. Section 1503 of the Dodd-Frank Act requires companies that are “operators” (as such term is defined in the Federal Mine Safety and Health Act of 1977 (the Mine Act)) to disclose certain mine safety information in each periodic report to the Commission. This information is related to the enforcement of the Mine Act by the Mine Safety and Health Administration (MSHA). The disclosures required by Section 1503 are included on Exhibit 99.1 to this Form 10-K, which is incorporated herein in its entirety by reference.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Except for the information below regarding our code of ethics, the information called for by Items 10, 11, 12, 13 and 14 is incorporated herein by reference to the information included and referenced under the following captions in the Company's Proxy Statement for the Company's August 4, 2011 Annual Meeting of Stockholders (the "2011 EXP Proxy Statement"):

Items	Caption in the 2011 EXP Proxy Statement
10	Executive Officers who are not Directors
10	Election of Directors and Related Matters
10	Stock Ownership-Section 16(a) Beneficial Ownership Reporting Compliance
10	Stock Ownership – Code of Conduct
11	Executive Compensation
11	Compensation Discussion and Analysis
11	Potential Payments Upon Termination or Change of Control
12	Stock Ownership
13	Stock Ownership – Related Party Transactions
13	Election of Directors and Related Matters
14	Relationship with Independent Public Accountants

Code of Ethics. The policies comprising the Company's code of ethics (*"Eagle Ethics - A Guide to Decision - Making on Business Conduct Issues"*) will represent both the code of ethics for the principal executive officer, principal financial officer, and principal accounting officer under SEC rules, and the code of business conduct and ethics for directors, officers, and employees under NYSE listing standards. The code of ethics is published on the corporate governance section of the Company's website at www.eaglematerials.com.

Although the Company does not envision that any waivers of the code of ethics will be granted, should a waiver occur for the principal executive officer, principal financial officer, the principal accounting officer or controller, it will be promptly disclosed on our internet site. Also, any amendments of the code will be promptly posted on our internet site.

ITEM 11. EXECUTIVE COMPENSATION

See Item 10 above.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

See Item 10 above.

EQUITY COMPENSATION PLANS

The following table shows the number of outstanding options and shares available for future issuance of options under the Company's equity compensation plans as of March 31, 2011. Our equity compensation plans have been approved by the Company's shareholders.

Plan Category	Incentive Plan	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans excluding securities reflected in column (a)(c)
Equity compensation plans approved by stockholders	2004	3,323,786	$ 35.60	2,516,564
Equity compensation plans not approved by shareholders		-	-	-
		3,323,786	$ 35.60	2,516,564

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

See Item 10 above.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

See Item 10 above.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

a) The following documents are filed as part of this Report:

(1) Financial Statements

Reference is made to the Index to Financial Statements under Item 8 in Part II hereof, where these documents are listed.

(2) Schedules

Schedules are omitted because they are not applicable or not required or the information required to be set forth therein is included in the consolidated financial statements referenced above in section (a) (1) of this Item 15.

(3) Exhibits

The information on exhibits required by this Item 15 is set forth in the Eagle Materials Inc. Index to Exhibits appearing on pages 82-85 of this Report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

EAGLE MATERIALS INC.
Registrant

May 26, 2011

/s/STEVEN R. ROWLEY
Steven R. Rowley, Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

May 26, 2011

/s/STEVEN R. ROWLEY
Steven R. Rowley
President and Chief Executive Officer
(principal executive officer)

May 26, 2011

/s/D. CRAIG KESLER
D. Craig Kesler
Executive Vice President – Finance and Administration and Chief Financial Officer
(principal financial officer)

May 26, 2011

/s/ WILLIAM R. DEVLIN
William R. Devlin
Senior Vice President – Controller and Chief Accounting Officer
(principal accounting officer)

May 26, 2011

/s/F. WILLIAM BARNETT
F. William Barnett, Director

May 26, 2011

/s/ROBERT L. CLARKE
Robert L. Clarke, Director

May 26, 2011

/s/LAURENCE E. HIRSCH
Laurence E. Hirsch, Director

May 26, 2011

/s/FRANK W. MARESH
Frank W. Maresh, Director

May 26, 2011

/s/MICHAEL R. NICOLAIS
Michael R. Nicolais, Director

May 26, 2011

/s/DAVID W. QUINN
David W. Quinn, Director

May 26, 2011

/s/ RICHARD R. STEWART
Richard R. Stewart, Director

May __, 2011

Ed H. Bowman, Jr., Director

INDEX TO EXHIBITS
EAGLE MATERIALS INC.
AND SUBSIDIARIES

Exhibit Number	Description of Exhibits
2.1	Amended and Restated Agreement and Plan of Merger, dated as of November 4, 2003, among Centex Corporation, Centex Construction Products, Inc. (now known as Eagle Materials Inc.) and ARG Merger Corporation filed as Exhibit 2.1 to the Company's Current Report on Form 8-K/A filed with the Securities and Exchange Commission (the "Commission") on November 12, 2003 and incorporated herein by reference.
2.2	Amended and Restated Distribution Agreement dated as of November 4, 2003 between Centex Corporation and Centex Construction Products, Inc. (now known as Eagle Materials Inc.) filed as Exhibit 2.2 to the Company's Current Report on Form 8-K/A filed with the Commission on November 12, 2003 and incorporated herein by reference.
3.1	Restated Certificate of Incorporation filed as Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Commission on April 11, 2006 and incorporated herein by reference.
3.2	Restated Certificate of Designation, Preferences and Rights of Series A Preferred Stock filed as Exhibit 3.2 to the Company's Current Report on Form 8-K filed with the Commission on April 11, 2006 and incorporated herein by reference.
3.3	Amended and Restated Bylaws filed as Exhibit 3.3 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2007, filed with the Commission on May 29, 2007 and incorporated herein by reference.
3.4	Amendment to Amended and Restated Bylaws filed as Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Commission on November 24, 2009 and incorporated herein by reference.
4.1	Second Amended and Restated Credit Agreement dated as of December 16, 2010 among Eagle Materials Inc., the lenders party thereto, JPMorgan Chase Bank, N.A. as Administrative Agent, Bank of America, N.A. and Branch Banking and Trust Company as Co-Syndication Agents, and Regions Bank and Wells Fargo Bank, N.A. as Co-Documentation Agents, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on December 22, 2010 and incorporated herein by reference.
4.2	Note Purchase Agreement dated as of November 15, 2005, among the Company and the purchasers named therein filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on November 18, 2005 and incorporated herein by reference.
4.3	Note Purchase Agreement, dated as of October 2, 2007, among the Company and the purchasers named therein filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on October 3, 2007 and incorporated herein by reference.
4.4	Amended and Restated Rights Agreement, dated as of April 11, 2006, between Eagle Materials Inc. and Mellon Investor Services LLC, as Rights Agent, filed as Exhibit 99.1 to the Company's Registration Statement on Form 8-A/A filed with the Commission on April 11, 2006 and incorporated herein by reference.
10.2	Limited Partnership Agreement of Texas Lehigh Cement Company LP by and between Texas Cement Company and Lehigh Portland Cement Company effective as of October 1, 2000 filed as Exhibit 10.2 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2001, filed with the Commission on June 27, 2001 (the "2001 Form 10-K") and incorporated herein by reference.
10.2 (a)	Amendment No. 1 to Agreement of Limited Partnership by and among Texas Cement Company, TLCC LP LLC, TLCC GP LLC, Lehigh Portland Cement Company, Lehigh Portland Investments, LLC and Lehigh Portland Holdings, LLC effective as of October 2, 2000 filed as Exhibit 10.2(a) to the 2001 Form 10-K and incorporated herein by reference.

10.3	The Eagle Materials Inc. Incentive Plan, as amended and restated, filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30,2010 filed with the Commission on November 5, 2010 and incorporated herein by reference. (1)
10.3 (a)	Form of Non-Qualified Director Stock Option Agreement filed as Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the Commission on August 30, 2004 and incorporated herein by reference. (1)
10.3(b)	Form of Non-Qualified Stock Option Agreement filed as Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, filed with the Commission on August 9, 2005 and incorporated herein by reference. (1)
10.3(c)	Form of Restricted Stock Unit Agreement for Non-Employee Directors filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on August 1, 2006 and incorporated by reference herein. (1)
10.3(d)	Form of Non-Qualified Stock Option Agreement for Non-Employee Directors filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Commission on August 1, 2006 and incorporated by reference herein. (1)
10.3(e)	Form of Non-Qualified Stock Option Agreement for Senior Executives filed as Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the Commission on August 1, 2006 and incorporated by reference herein. (1)
10.3(f)	Form of Non-Qualified Stock Option Agreement for Senior Executives filed as Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, filed with the Commission on August 7, 2007 and incorporated herein by reference. (1)
10.3(g)	Form of Non-Qualified Stock Option Agreement for Senior Executives filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, filed with the Commission on November 7, 2009 and incorporated herein by reference.(1)
10.3(h)	Form of Restricted Stock Agreement, filed as Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, filed with the Commission on August 8, 2008 and incorporated herein by reference.(1)
10.3(i)	Eagle Materials Inc. Salaried Incentive Compensation Program for Fiscal Year 2011 (filed as Exhibit 10.1 to the Current Report on Form 8-K filed with the Commission on May 24, 2010, and incorporated herein by reference).(1)
10.3(j)	Eagle Materials Inc. Cement Companies Salaried Incentive Compensation Program for Fiscal Year 2011 (filed as Exhibit 10.2 to the Current Report on Form 8-K filed with the Commission on May 24, 2010, and incorporated herein by reference).(1)
10.3(k)	Eagle Materials Inc. Concrete and Aggregates Companies Salaried Incentive Compensation Program for Fiscal Year 2011 (filed as Exhibit 10.3 to the Current Report on Form 8-K filed with the Commission on May 24, 2010, and incorporated herein by reference). (1)
10.3(l)	American Gypsum Company Salaried Incentive Compensation Program for Fiscal Year 2011 (filed as Exhibit 10.4 to the Current Report on Form 8-K filed with the Commission on May 24, 2010, and incorporated herein by reference).(1)
10.3(m)	Eagle Materials Inc. Special Situation Program for Fiscal Year 2011 (filed as Exhibit 10.5 to the Current Report on Form 8-K filed with the Commission on May 24, 2010 and incorporated herein by reference.(1)
10.3(n)	Form of Non-Qualified Stock Option Agreement (filed as Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, filed with the Commission on August 6, 2010 and incorporated herein by reference).(1)

10.3(o)	Form of Restricted Stock Unit Agreement (filed as Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, filed with the Commission on August 6, 2010 and incorporated herein by reference).(1)
10.3(p)	Form of Restricted Stock Agreement (filed as Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, filed with the Commission on August 6, 2010 and incorporated herein by reference).(1)
10.3(q)	Form of Director Non-Qualified Stock Option Agreement (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, filed with the Commission on November 5, 2010 and incorporated herein by reference).(1)
10.4	The Eagle Materials Inc. Amended and Restated Supplemental Executive Retirement Plan filed as Exhibit 10.4 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2000, filed with the Commission on June 21, 2000 and incorporated herein by reference.(1)
10.4(a)	First Amendment to the Eagle Materials Inc. Amended and Restated Supplemental Executive Retirement Plan, dated as of May 11, 2004, filed as Exhibit 10.4(a) to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2006, filed with the Commission on June 2, 2006 and incorporated herein by reference. (1)
10.5	Trademark License and Name Domain Agreement dated January 30, 2004 between the Company and Centex Corporation filed as Exhibit 10.5 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2004, filed with the Commission on June 14, 2004 (the "2004 Form 10-K") and incorporated herein by reference.
10.6	Tax Separation Agreement dated as of April 1, 1994, among Centex, the Company and its subsidiaries filed as Exhibit 10.6 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2005, filed with the Commission on June 10, 2005 and incorporated herein by reference.
10.7	Paperboard Supply Agreement, dated May 14, 1998, by and among Republic Paperboard Company (n/k/a Republic Paperboard Company LLC), Republic Group, Inc., and James Hardie Gypsum, Inc. filed as Exhibit 10.11 to the 2001 Form 10-K and incorporated herein by reference. Portions of this Exhibit were omitted pursuant to a request for confidential treatment filed with the Office of the Secretary of the Securities and Exchange Commission.
10.8	Form of Indemnification Agreement between the Company and each of its directors filed as Exhibit 10.9 to the 2004 Form 10-K and incorporated herein by reference.
10.9	Eagle Materials Inc. Director Compensation Summary (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, filed with the Commission on November 5, 2010 and incorporated herein by reference). (1)
12.1*	Computation of Ratio of Earnings to Fixed Charges.
21*	Subsidiaries of the Company.
23.1*	Consent of Registered Independent Public Accounting Firm – Ernst & Young LLP.
31.1*	Certification of the Chief Executive Officer of Eagle Materials Inc. pursuant to Rules 13a-14 and 15d-14 promulgated under the Securities Exchange Act of 1934, as amended.
31.2*	Certification of the Chief Financial Officer of Eagle Materials Inc. pursuant to Rules 13a-14 and 15d-14 promulgated under the Securities Exchange Act of 1934, as amended.
32.1*	Certification of the Chief Executive Officer of Eagle Materials Inc. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2* Certification of the Chief Financial Officer of Eagle Materials Inc. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1* Mine Safety Disclosure

101 The following information from our Annual Report on Form 10-K for the fiscal year ended March 31, 2011, filed with the SEC on August 6, 2010, formatted in Extensible Business Reporting Language ("XBRL"): (i) the consolidated income statements for the fiscal years ended March 31, 2011, 2010 and 2009, (ii) the consolidated balance sheets at December 31, 2011 and 2010, (iii) the consolidated statements of cash flows for the fiscal years ended March 31, 2011, 2010 and 2009, (iv) the consolidated statements of cash flows for the fiscal years ended March 31, 2011, 2010 and 2009, and (v) the notes to the consolidated financial statements (tagged as blocks of text). (2)

---

* Filed herewith.

(1) Required to be identified as a management contract or a compensatory plan or arrangement pursuant to Item 15(a) (3) of Form 10-K.

(2) Pursuant to Rule 406T of Regulation S-T, these interactive files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933 or Section 18 of the Securities Exchange Act of 1934 and otherwise are not subject to liability.

CORPORATE INFORMATION

BOARD OF DIRECTORS

F. William Barnett [4]
Retired Director,
McKinsey & Company

Ed H. Bowman, Jr.
CEO,
SourceHOV

Robert L. Clarke [2, 3]
Senior Partner,
Bracewell & Guiliani, L.L.P.

Laurence E. Hirsch [1]
Chairman, Highlander Partners
Chairman, Eagle Materials Inc.

Frank W. Maresh [3, 4]
Retired Vice Chairman,
KPMG LLP

Michael R. Nicolais [2, 4]
President, Highlander Partners

David W. Quinn [3]
Retired Vice Chairman,
Centex Corporation

Steven R. Rowley [1]
President and Chief Executive
Officer, Eagle Materials Inc.

Richard R. Stewart [2]
Retired President and CEO,
GE Aero Energy

EAGLE MATERIALS INC.

Steven R. Rowley
President and
Chief Executive Officer

David B. Powers
Executive Vice President - Gypsum

Gerald J. Essl
Executive Vice President -
Cement and Concrete/Aggregates

James H. Graass
Executive Vice President,
General Counsel and Secretary

D. Craig Kesler
Executive Vice President -
Administration and
Chief Financial Officer

Robert S. Stewart
Executive Vice President,
Strategy, Corporate Development
and Communications

William R. Devlin
Senior Vice President -
Chief Accounting Officer

David A. Greenblatt
Senior Vice President and
Deputy General Counsel

Rodney E. Cummickel
Vice President

Kerry G. Gannaway
Vice President -
Gypsum Manufacturing

Franklin D. Green
Vice President

Keith W. Metcalf
Vice President -
Gypsum Sales

Dennis Tsuchida
Vice President -
Concrete and Aggregates

John S. Wittmayer
Vice President

AMERICAN GYPSUM COMPANY LLC

David B. Powers
President

Kerry G. Gannaway
Senior Vice President

Keith W. Metcalf
Senior Vice President

Peter L. Bauer
Vice President

Mike Franklin
Vice President

Timothy Z. Parks
Vice President

Mary Schafer
Vice President

CENTEX MATERIALS LLC

J. David Loftis
President

Doug Ferrell
Vice President

Beth Pieprzica
Vice President

ILLINOIS CEMENT COMPANY LLC

Wayne W. Emmer
President

Kurt Ewoldt
Vice President

Frank P. Koeppel
Vice President

MATHEWS READYMIX LLC

Lloyd Burns
President

Robert Kynaston
Vice President

MOUNTAIN CEMENT COMPANY

David Challacomb
President

Paul Anderson
Executive Vice President

John Arellano
Vice President

NEVADA CEMENT COMPANY

Joseph P. Sells
President

George Coates
Vice President

Eric Lawrence
Vice President

REPUBLIC PAPERBOARD COMPANY LLC

Lisa McGregor
President

Daniel Frenette
Vice President

Brian Sibley
Vice President

TEXAS LEHIGH CEMENT COMPANY LP

Robert Kidnew
President

Jason L. Gilbert
Vice President

R. Lee Hunter
Vice President

WESTERN AGGREGATES LLC

Lloyd Burns
President

Robert Kynaston
Vice President

CORPORATE HEADQUARTERS

3811 Turtle Creek Blvd.
Suite 1100
Dallas, TX 75219
(214) 432-2000 (Telephone)
(214) 432-2100 (Fax)
www.eaglematerials.com

TRANSFER AGENT AND REGISTRAR

BNYMellon Shareowner Services
480 Washington Blvd.
Jersey City, NJ 07310
1-800-279-1248 (Toll Free)

ANNUAL MEETING

The Annual Meeting of Stockholders of Eagle Materials Inc. will be held on August 4, 2011, at 8:00 a.m. at Sheraton Suites, Market Center, 2101 North Stemmons Freeway, Dallas, TX.

Numbers in parentheses indicate Board Committees
(1) Executive Committee
(2) Compensation Committee
(3) Audit Committee
(4) Corporate Governance and Nominating Committee


Eagle
Materials

3811 Turtle Creek Blvd.
Suite 1100
Dallas, TX 75219
www.eaglematerials.com


Return on Average Equity
Five Year Average
0
2
4
6
8
10
12
14
16
18
Eagle Materials (NYSE: EXP)
DJ Building Materials & Fixtures Index
Domestic and International Peers
Domestic Peers


Return on Average Assets
Five Year Average
0
1
2
3
4
5
6
7
8
9
Eagle Materials (NYSE: EXP)
DJ Building Materials & Fixtures Index
Domestic and International Peers
Domestic Peers

Peer Group companies are major publicly-held competitors in the Company's principal lines of business. Source: FactSet